Exhibit 99.4

EXECUTION VERSION

SUPERPRIORITY SECURED DEBTOR-IN-POSSESSION TERM LOAN AGREEMENT

among

PACIFIC DRILLING S.A., a Debtor and Debtor-in-Possession under chapter 11 of the

Bankruptcy Code, as Borrower,

THE SUBSIDIARY GUARANTORS PARTY HERETO, each a Debtor and Debtor-in-

Possession under chapter 11 of the Bankruptcy Code,

VARIOUS LENDERS

and

WILMINGTON TRUST, NATIONAL ASSOCIATION,

as Administrative Agent and Collateral Agent

Dated as of September 25, 2018

i

6.05	Financial Statements; Financial Condition; Undisclosed Liabilities; Projections; etc.	59
6.06	Litigation	60
6.07	True and Complete Disclosure	60
6.08	Use of Proceeds; Margin Regulations	60
6.09	Tax Returns; Payments; Tax Treatment	61
6.10	Compliance with ERISA	61
6.11	Valid Liens; Perfection and Priority of Security Interests	62
6.12	Capitalization	62
6.13	Subsidiaries	62
6.14	Compliance with Statutes, etc.	63
6.15	Investment Company Act	63
6.16	Legal Names; Type of Organization (and Whether a Registered Organization); Jurisdiction of Organization; etc.	63
6.17	Environmental Matters	63
6.18	No Default	64
6.19	Patents, Licenses, Franchises and Formulas	64
6.20	Anti-Corruption Laws	65
6.21	Insurance	65
6.22	Collateral Rigs	65
6.23	Properties	65
6.24	Anti-Terrorism	65
6.25	Form of Documentation	66
6.26	Place of Business	66
6.27	No Immunity	66

SECTION 7.	Covenants	67
7.01	Maintenance of Property; Insurance	67
7.02	Existence	69
7.03	Reports	69
7.04	Compliance Certificate; Other Information	70
7.05	Payment of Taxes	71
7.06	[Reserved]	71
7.07	Additional Security; Additional Subsidiary Guarantors; Internal Charterers; Further Assurances	71
7.08	Limitations on Liens	73
7.09	Limitations on Consolidation or Merger etc.	73
7.10	Limitations on Restricted Payments	73
7.11	Limitations on Indebtedness	73
7.12	Transactions with Affiliates	74
7.13	Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries	76
7.14	[Reserved]	78
7.15	Inspection Rights	78
7.16	Business	78
7.17	Rights to Earnings from the Collateral Rigs	78
7.18	Limitation on Asset Sales	78

7.19	Certain Case Milestones	79

SECTION 8.	Events of Default	79
8.01	Payments	79
8.02	Representations, etc.	79
8.03	Covenants	79
8.04	Cross Default	79
8.05	Judgments	80
8.06	Security Documents	80
8.07	Guarantees	80
8.08	[Reserved]	80
8.09	Cases	80
8.10	Remedies Upon Event of Default	82

SECTION 9.	The Agents	83
9.01	Appointment	83
9.02	Nature of Duties	83
9.03	Lack of Reliance on the Agents	85
9.04	Certain Rights of the Agents	85
9.05	Reliance	85
9.06	Indemnification	86
9.07	The Agents in their Individual Capacity	86
9.08	Holders	86
9.09	Resignation by the Agents	86
9.10	Collateral Matters	87
9.11	Delivery of Information	88
9.12	Withholding	88
9.13	Administrative Agent May File Proofs of Claim	89
9.14	Co-Collateral Agent; Separate Collateral Agent	89

SECTION 10.	Guaranty	89
10.01	Guaranty; Limitation of Liability	89
10.02	Guaranty Absolute	90
10.03	Waivers and Acknowledgments	91
10.04	Subrogation	92
10.05	Subordination	93
10.06	Continuing Guaranty; Assignments	93

SECTION 11.	Collateral	93
11.01	Grant of Security Interest	93

SECTION 12.	Miscellaneous	94
12.01	Payment of Expenses, etc.	94
12.02	Right of Setoff	95
12.03	Notices	95
12.04	Benefit of Agreement; Assignments; Participations	97
12.05	No Waiver; Remedies Cumulative	99

12.06	Payments Pro Rata	100
12.07	Calculations; Computations	100
12.08	GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE; WAIVER OF JURY TRIAL	101
12.09	Counterparts	102
12.10	Effectiveness	102
12.11	Headings Descriptive	102
12.12	Amendment or Waiver; etc.	102
12.13	Survival	104
12.14	Domicile of Loans	104
12.15	Register	104
12.16	Confidentiality	105
12.17	Acknowledgement and Consent to Bail-In of EEA Financial Institution	106
12.18	Currency Conversion Shortfall	106
12.19	Releases	107
12.20	Conflicts	107

ANNEX I	Commitments

SCHEDULE B	Subsidiary Guarantors
SCHEDULE 6.10	Plans
SCHEDULE 6.11	UCC-1 Filing Offices
SCHEDULE 6.12	Capital Stock of Subsidiary Guarantors
SCHEDULE 6.13	Subsidiaries of the Borrower
SCHEDULE 6.16	Legal Name, Type of Organization, Jurisdiction
SCHEDULE 6.22	Collateral Rigs
SCHEDULE 7.19	Case Milestones

EXHIBIT A	Form of Assignment and Assumption
EXHIBIT B	Form of Notice of Borrowing
EXHIBIT C	Form of Note
EXHIBIT D	Form of Withdrawal Notice

SUPERPRIORITY SECURED DEBTOR-IN-POSSESSION TERM LOAN AGREEMENT, dated as of September 25, 2018, among PACIFIC DRILLING S.A., a Luxembourg corporation under the form of a société anonyme (the “Borrower”) and a debtor and debtor-in-possession under chapter 11 of the Bankruptcy Code, the Subsidiary Guarantors party hereto, each of the forgoing a debtor and debtor-in-possession under chapter 11 of the Bankruptcy Code, the Lenders party hereto from time to time, and Wilmington Trust, National Association, as Administrative Agent (in such capacity, the “Administrative Agent”) and as Collateral Agent (in such capacity, the “Collateral Agent”). All capitalized terms used herein and defined in Section 1 are used herein as therein defined.

W I T N E S S E T H:

WHEREAS, on November 12, 2017, the Borrower and certain of its Subsidiaries (the “Debtors”) filed voluntary petitions for relief with the Bankruptcy Court under chapter 11 of the Bankruptcy Code (the bankruptcy case of each Debtor, each a “Case”, and collectively, the “Cases”) and have continued in the possession of their assets and the management of their business pursuant to Sections 1107 and 1108 of the Bankruptcy Code;

WHEREAS, the Borrower has requested that (i) the Lenders provide it with a multi-draw term loan facility in an aggregate principal amount not to exceed $85,000,000 (the “Term Facility”), with all of the Borrower’s obligations under the Term Facility to be guaranteed by each Subsidiary Guarantor, and the Lenders have indicated their willingness to lend on the terms and subject to the conditions set forth herein;

WHEREAS, the priority of the Term Facility with respect to the Collateral, certain mandatory and voluntary prepayments and the application of the proceeds of the Collateral shall be subject in all respects to the DIP Order (including the Priority Waterfall); and

WHEREAS, subject to and upon the terms and conditions herein set forth, the Lenders are willing to make available to the Borrower the Term Facility.

NOW, THEREFORE, IT IS AGREED:

SECTION 1. Definitions and Accounting Terms.

1.01 Defined Terms. As used in this Agreement, the following terms shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“2017 Notes Indenture” shall have the meaning set forth in the definition of Existing Secured Notes.

“Acceptable Plan of Reorganization” shall mean a plan of reorganization in form and substance reasonably satisfactory to the Required Lenders (and to the extent affecting the rights, duties, privileges, protections, indemnities or immunities of the Agents, the Agents), that (i) provides for the termination of the Commitments and the indefeasible payment in full in cash and full discharge of the Obligations (other than contingent indemnification obligations not yet due) under the Term Facility upon the Consummation Date with respect to such plan of reorganization and (ii) provides for releases for the Agents and the Lenders in such capacity; provided that, for the avoidance of doubt, the Second Amended Joint Plan of Reorganization for Pacific Drilling S.A. and Certain of Its Affiliates Pursuant to Chapter 11 of the Bankruptcy Code [Docket No. 590] shall be deemed satisfactory.

“Ad Hoc Group” shall have the meaning specified in the DIP Order.

“Adequate Protection Order” shall mean that certain Order (A) Granting Adequate Protection, (B) Modifying the Automatic Stay and (C) Granting Related Relief [Docket No. 83].

“Administrative Agent” shall have the meaning provided in the first paragraph of this Agreement, and shall include any successor thereto.

“Affiliate” shall mean, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Affiliate Transaction” shall have the meaning provided in Section 7.12(a).

“Agents” shall mean, collectively, the Administrative Agent and the Collateral Agent.

“Agreement” shall mean this Superpriority Secured Debtor-In-Possession Term Loan Agreement, as modified, supplemented, amended, restated, extended or renewed from time to time.

“Anti-Terrorism Laws” shall have the meaning set forth in Section 6.24.

“Applicable Margin” shall mean 6.00% per annum for Base Rate Loans and 7.00% per annum for Eurodollar Rate Loans.

“Approved Manager” shall mean any direct or indirect Restricted Subsidiary of the Borrower controlled by the Borrower or any of its Restricted Subsidiaries that is appointed and remains manager of a Collateral Rig by the applicable Collateral Vessel-Owning Subsidiary.

“Asset Sale” shall mean:

(a) any sale, transfer, lease, conveyance or other disposition, whether in a single transaction or a series of related transactions, of property or assets of the Borrower or any of the Restricted Subsidiaries, including any disposition by means of a merger, consolidation or similar transaction; provided that the sale, transfer, lease, conveyance or other disposition of all or substantially all of the assets of the Borrower and the Restricted Subsidiaries, taken as a whole, not be an “Asset Sale,” but will be governed by Section 7.09;

(b) the issuance or sale of Equity Interests of any Restricted Subsidiary, other than directors’ qualifying shares and/or other Equity Interests that are required to be held by any Persons other than the Borrower or another Restricted Subsidiary under applicable law or regulation (including local content regulations or requirements), whether in a single transaction or a series of related transactions; and

(c) an Involuntary Transfer.

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(i) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $1,000,000 (and the sale of such assets generates Net Proceeds of less than $1,000,000);

(ii) a transfer of Equity Interests or other assets between or among the Borrower and the Restricted Subsidiaries;

(iii) an issuance of Equity Interests by a Restricted Subsidiary to the Borrower or to another Restricted Subsidiary;

(iv) the sale, transfer, lease or other disposition of products, services or accounts receivable or any charter, pool agreement, drilling contract or lease of a Rig and any related assets in the ordinary course of business and any sale or conveyance or other disposition of damaged, worn-out or obsolete assets in the ordinary course of business;

(v) sales of assets to any customer purchased on behalf of or at the request of such customer in the ordinary course of business;

(vi) the sale or other disposition of cash or Cash Equivalents, hedging contracts or other financial instruments;

(vii) licenses and sublicenses by the Borrower or any of the Restricted Subsidiaries of software or intellectual property in the ordinary course of business;

(viii) a Restricted Payment that does not violate Section 7.10 or a Permitted Investment;

(ix) the creation or perfection of any Lien permitted pursuant to Section 7.08; and

(x) any surrender, waiver, settlement or release in connection with the Pacific Zonda Arbitration, in each case, reasonably acceptable to the Required Lenders and approved by the Bankruptcy Court.

“Assignment and Assumption Agreement” shall mean the Assignment and Assumption Agreement substantially in the form of Exhibit A (appropriately completed).

“Assignment of Earnings” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Assignment of Insurance Proceeds” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Assignment of Internal Charter” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Assignment of Management Agreement” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Attributable Indebtedness” in respect of a Sale and Lease-Back Transaction shall mean, at the time any determination is to be made, the present value (discounted according to GAAP at the cost of indebtedness implied in the lease; provided that if such discount rate cannot be determined in accordance with GAAP, the present value shall be discounted at the interest rate borne by the Existing Senior Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended); provided, however, that if such Sale and Lease-Back Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Authorized Representative” shall mean, with respect to (a) delivering the Notice of Borrowing and similar notices on behalf of the Borrower, any Person or Persons that has or have been authorized by the Board of Directors of the Borrower to deliver such notices pursuant to this Agreement and that has or have appropriate signature cards on file with the Administrative Agent, (b) delivering financial information and officer’s certificates relating to financial matters on behalf of any specified Person pursuant to this Agreement, the chief financial officer, the treasurer or controller of such specified Person or, if there is no chief financial officer, treasurer or controller of such specified Person, any other senior executive officer of such specified Person designated by the president or the Board of Directors of such specified Person or such specified Person’s general partner as being a financial officer authorized to deliver and certify financial information on behalf of such specified Person under this Agreement and (c) any other matter on behalf of any specified Person in connection with this Agreement or any other Loan Document, any officer (or a Person or Persons so designated by any two officers), manager or director of such specified Person or of such specified Person’s general partner, if applicable.

“Avoidance Action” shall mean claims and causes of action under sections 502(d), 544, 545, 547, 548, 550 and 553 of the Bankruptcy Code.

“Bail-In Action” shall mean the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” shall mean, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bankruptcy Code” shall mean Title 11 of the United States Code, as amended, or any successor statute.

“Bankruptcy Court” means the United States Bankruptcy Court for the Southern District of New York or any other court having jurisdiction over the Cases from time to time.

“Bankruptcy Law” shall mean the Bankruptcy Code, or any similar federal, state or foreign law for the relief of debtors.

“Base Rate” shall mean, for any day, a rate of interest per annum equal to the highest of (a) the Prime Rate for such day, (b) the sum of the Federal Funds Rate for such day plus 1/2 of 1% and (c) 1% per annum above the Eurodollar Rate for a one-month Interest Period beginning on such date (or if such day is not a Business Day, the immediately preceding Business Day).

“Base Rate Loan” shall mean a Loan that bears interest as provided in Section 2.06(a)(i).

“Base Rate Payment Date” shall mean the last Business Day of each month occurring after the Effective Date, commencing on September 30, 2018.

“Board of Directors” shall mean:

(a) with respect to a corporation, the board of directors of such corporation or any committee thereof duly authorized to act on behalf of such board of directors;

(b) with respect to a partnership, the board of directors of the general partner of such partnership;

(c) with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof or the manager or any committee of managers; and

(d) with respect to any other Person, the board or committee of such Person serving a similar function.

“Borrower” shall have the meaning set forth in the first paragraph of this Agreement.

“Borrowing” shall mean a simultaneous borrowing of Loans of the same Type, and with respect to Eurodollar Rate Loans, with the same Interest Period, from all the Lenders (other than any Lender which has not funded its share of a Borrowing in accordance with this Agreement).

“Budget Variance Report” shall mean a report certified by a Responsible Officer of the Borrower, in a form to be agreed and otherwise reasonably acceptable to the Required Lenders, delivered in accordance with Section 7.03(a)(iv), showing (a) the actual disbursements and capital expenditures on a line item basis for each period since the Effective Date as of the end of the week immediately preceding the week during which such Budget Variance Report is delivered and (b) the Capex Variance and the Disbursements Variance (each, a “Variance”).

“Business Day” shall mean (a) for all purposes other than as covered by the following clause (b), any day except Saturday, Sunday and any day which shall be in New York, New York a legal holiday or a day on which banking institutions are authorized or required by law or other government action to close and (b) with respect to all notices and determinations in connection with, and payments of principal and interest on, Eurodollar Rate Loans, any day which is a Business Day described in clause (a) above and which is also a day for trading by and between banks in U.S. dollar deposits in the London interbank Eurodollar market.

“Capital Lease Obligations” shall mean, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with GAAP as in effect on the Effective Date, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty.

“Capex Variance” shall mean, for any Test Period, the numerical difference between total capital expenditures for such period to total capital expenditures for such period as set forth in the DIP Budget then in effect on a cumulative four-week rolling basis and, to the extent the difference is a positive number, the percentage such difference is of the cumulative budgeted amount for capital expenditures for such period.

“Capital Stock” shall mean (a) in the case of a corporation, corporate stock, (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (c) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Collateral Order” shall mean that certain as amended (I) Final Order (A) Authorizing the Continued Use of the Debtors’ Cash Management System, Bank Accounts and Business Forms, (B) Authorizing the Debtors to Make Intercompany Advances on a Secured Basis under Section 364(c) of the Bankruptcy Code and (C) Granting Related Relief and (II) Seventh Interim Order Granting Debtors’ Extension of Time to Come into Compliance with 11 U.S.C. § 345(b) or Obtain Other Relief [Docket No. 369].

“Carve-Out” shall have the meaning specified in the DIP Order.

“Cases” shall have the meaning specified in the introductory paragraph hereto.

“Cash Collateral” shall have the meaning specified in the DIP Order.

“Cash Equivalents” shall mean (a) securities issued or directly and fully guaranteed or insured by the government of the United States or any other country whose sovereign debt has a rating of at least A3 from Moody’s and at least A- from S&P or any agency or instrumentality thereof having maturities of not more than 12 months from the date of acquisition, (b) certificates of deposit, demand deposits and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank organized under the laws of any country that is a member of the Organization for Economic Cooperation and Development having capital and surplus in excess of $500,000,000 (or the equivalent thereof in any other currency or currency unit), (c) marketable general obligations issued by any state of the United States or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of “A” or better from either S&P or Moody’s, (d) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (a), (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (b) above, (e) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings or investments, and, in each case, maturing within one year after the date of acquisition, (f) money market mutual funds substantially all of the assets of which are of the type described in the foregoing clauses (a) through (e) of this definition, and (g) in the case of the Borrower or any Restricted Subsidiary of the Borrower organized or having its principal place of business outside the United States, investments denominated in the currency of the jurisdiction in which such Person is organized or has its principal place of business or conducts business which are similar to the items specified in clauses (a) through (f) of this definition.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as the same has been amended and may hereafter be amended from time to time, 42 U.S.C. § 9601 et seq.

“Class”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Loans and, when used in reference to any Commitment, refers to whether such Commitment is a Commitment.

“Classification” shall mean the class + 1A1, Vessel—shaped drilling unit (N), DRILL (N), CRANE, HELDK-SH, DYNPOS-AUTRO, F-AM, EO with the Classification Society (free of all material recommendations and conditions) or other highest classification and no material overdue recommendations or adverse notations available for vessels of the same age and type as the Collateral Rigs with its Classification Society or such other classification as the Administrative Agent may, at the direction of the Required Lenders, agree shall be treated as the Classification of a Collateral Rig for the purposes of the Loan Documents; provided that no change in Classification shall occur without Required Lenders’ prior written consent.

“Classification Society” shall mean Det Norske Veritas or such other classification society that is a member of the International Association of Classification Societies (IACS) as the Administrative Agent shall approve (acting at the direction of the Required Lenders) from time to time.

“Closing Premium” shall have the meaning set forth in Section 3.01(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect at the date of this Agreement and (except as otherwise provided) any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

“Collateral” shall mean all property (whether real or personal) with respect to which any security interests have been granted (or purported to be granted) pursuant to the DIP Order, Section 11, or any Security Document, including, without limitation, all Pledge Agreement Collateral, all Security Agreement Collateral, all Insurance Collateral, all Earnings Collateral, all Collateral Rigs, all Earnings Accounts and all cash and Cash Equivalents at any time delivered as collateral hereunder.

“Collateral Agent” shall have the meaning provided in the first paragraph of this Agreement, and shall include any successor thereto.

“Collateral and Guaranty Requirements” shall mean with respect to each Collateral Rig or Loan Party, the requirement that:

(a) (i) each Subsidiary of the Borrower that is required to be a Subsidiary Guarantor in accordance with the definition thereof shall have duly authorized and executed this Agreement, or a supplement hereto; provided that this requirement shall not apply to any Foreign Subsidiary of the Borrower as to which the Required Lenders shall have determined, based on advice of local counsel, and given written notice of such determination to the Borrower, that it would be preferable to the Lender Creditors for such Foreign Subsidiary not to execute and deliver this Agreement, but only to execute and deliver a Foreign Subsidiary Guaranty as contemplated in clause (ii) below or

(ii) to the extent requested by the Required Lenders in their sole discretion, each Foreign Subsidiary specified in the proviso to clause (i) above shall have duly authorized, executed and delivered a guaranty governed by the laws of the jurisdiction in which such Foreign Subsidiary is organized (any such non-U.S. law governed guaranty to be executed and delivered by a Foreign Subsidiary of the Borrower pursuant to this clause (ii), as modified, amended or supplemented from time to time, a “Foreign Subsidiary Guaranty”); provided each Foreign Subsidiary Guaranty shall be prepared by local counsel reasonably satisfactory to the Administrative Agent, shall be in form and substance reasonably satisfactory to the Administrative Agent, and shall conform as nearly as possible (as to the obligations guaranteed and the rights intended to be granted thereunder) to Section 10 of this Agreement, taking into account such variations as shall be necessary under applicable local law as reasonably determined by the Administrative Agent. Schedule B sets forth a list of all Subsidiaries of the Borrower which shall have executed and delivered a Subsidiary Guaranty on or prior to the Effective Date;

(b) (i) to the extent requested by the Required Lenders in their sole discretion, each Subsidiary Guarantor shall have (1) duly authorized, executed and delivered the U.S. Pledge Agreement substantially in the form attached to the Existing Term Loan (or such other form determined by the Required Lenders) (as modified, supplemented or amended from time to time, the “U.S. Pledge Agreement”) or a supplement thereto, substantially in the form attached thereto, pursuant to which all of the Capital Stock of any Collateral Vessel-Owning Subsidiary owned by such Subsidiary Guarantor shall have been pledged to secure the Obligations, and such Subsidiary Guarantor shall have (x) delivered to the Collateral Agent, as pledgee, (if applicable) all the Pledged Securities and other Pledge Agreement Collateral referred to therein, together with executed and undated stock powers in the case of Capital Stock constituting Pledged Securities and (y) otherwise complied with all of the requirements set forth in the U.S. Pledge Agreement and (2) duly authorized, executed and delivered any other related documentation necessary or advisable as reasonably determined by the Administrative Agent to perfect the Lien on the Pledge Agreement Collateral referred to therein in the respective jurisdictions of formation or of the chief executive office, as the case may be, of such Subsidiary Guarantor, or as otherwise provided by applicable law, and the U.S. Pledge Agreement shall be in full force and effect, provided that this requirement shall not apply to any Foreign Subsidiary Guarantor as to which the Administrative Agent reasonably determines (at the direction of the Required Lenders), based on advice of local counsel, and gives written notice of such determination to the Borrower, that it would be preferable to the Lender Creditors for such Foreign Subsidiary Guarantor not to execute and deliver the U.S. Pledge Agreement, but only to execute and deliver one or more Foreign Pledge Agreements as contemplated in clause (ii) below, and

(ii) to the extent requested by the Required Lenders in their sole discretion, (1) each Foreign Subsidiary Guarantor specified in the proviso in clause (i) above and (2) each Subsidiary Guarantor (whether or not a Foreign Subsidiary Guarantor that shall own Capital Stock in one or more Collateral Vessel-Owning Subsidiaries organized under the laws of a jurisdiction other than the jurisdiction of organization of such Subsidiary Guarantor (and either such Subsidiary Guarantor or such Collateral Vessel-Owning Subsidiary is a Foreign Subsidiary)), shall have authorized, executed and delivered a pledge agreement or agreements governed by the laws of the jurisdiction where such Subsidiary Guarantor and/or such Collateral Vessel-Owning Subsidiary is organized, if (in the case of (1) and (2) of this clause ii) the Administrative Agent determines at the direction of the Required Lenders (based on advice of local counsel), and gives written notice to the Borrower of such determination, that it would be in the interests of the Lender Creditors that such Subsidiary Guarantor and/or such Collateral Vessel-Owning Subsidiary authorize, execute and deliver additional pledge agreements governed by the laws of such non-U.S. jurisdictions (each such non-U.S. law governed pledge agreement to be executed and delivered by one or more Loan Parties pursuant to this clause (ii), as modified, amended or supplemented from time to time, a “Foreign Pledge Agreement” and, collectively, the “Foreign Pledge Agreements”); provided that (x) each such Foreign Pledge Agreement shall be prepared by local counsel, shall be in form and substance reasonably satisfactory to the Administrative Agent, and shall conform as nearly as possible (as to the obligations secured thereby and the rights intended to be granted thereunder) to the U.S. Pledge Agreement, if any, taking into account such variations as shall be necessary or desirable under applicable local law as reasonably determined by the Administrative Agent and (y) in connection with the execution and delivery of any such Foreign Pledge Agreement, the respective Loan Parties shall have taken such actions as may be necessary or desirable under local law (as advised by local counsel) to create, effect, perfect, preserve, maintain and protect the security interests granted (or purported to be granted) thereby as reasonably determined by the Administrative Agent.

In the case of each applicable Pledge Agreement, the Administrative Agent shall have received evidence that all other actions necessary to perfect and protect the security interests purported to be created by such Pledge Agreement have been taken.

(iii) to the extent requested by the Required Lenders in their sole discretion, the Collateral Agent shall have received duly authorized, executed and delivered, with respect to each Collateral Rig, (1) an Assignment of Insurance Proceeds from each Collateral Vessel-Owning Subsidiary and each Internal Charterer substantially in the form attached to the Existing Term Loan (or such other form determined by the Required Lenders) (each, as amended, modified or supplemented from time to time, an “Assignment of Insurance Proceeds” and, together with any additional assignment of insurance proceeds executed and delivered pursuant to Section 7.07, the “Assignments of Insurance Proceeds”) covering all of such Loan Party’s present and future Insurance Collateral, and each Assignment of Insurance Proceeds shall be in full force and effect, (2) an Assignment of Earnings from each Collateral Vessel-Owning Subsidiary and each Internal Charterer in the form attached to the Existing Term Loan (or such other form determined by the Required Lenders) (each, as amended, modified or supplemented from time to time, together with any additional assignment of earnings executed and delivered pursuant to Section 7.07, the “Assignment of Earnings”), covering all Earnings Collateral, and each Assignment of Earnings shall be in full force and effect and (3) a control agreement with respect to each Earnings Account, and such control agreements shall be in full force and effect; (4) if a management agreement has been entered into with respect to a Collateral Rig, an Assignment of Management Agreement substantially in the form attached to the Existing Term Loan (or such other form determined by the Required Lenders) (each, as amended, modified or supplemented from time to time, an “Assignment of Management Agreement” and, together with any additional Assignments of Management Agreement executed and delivered pursuant to Section 7.07, the “Assignments of Management Agreement”) covering the relevant Collateral Vessel-Owning Subsidiary’s rights therein and executed by such Collateral Vessel-Owning Subsidiary and by the initial Approved Manager or any replacement thereof or any sub-management agreement, together with appropriate notices and acknowledgements thereof and (5) if an Internal Charter has been entered into with respect to a Collateral Rig, an Assignment of Internal Charter substantially in the form attached to the Existing Term Loan (or such other form determined by the Required Lenders) (each, as amended, modified or supplemented from time to time, an “Assignment of Internal Charter” and, together with any additional Assignments of Internal Charter executed and delivered pursuant to Section 7.07, the “Assignments of Internal Charter”) covering the internal charter and the Earnings in connection therewith, together with appropriate notices and acknowledgments thereof, and a copy of such Internal Charter (certified by an Authorized Representative of the Borrower as true, correct and complete);

(iv) to the extent requested by the Required Lenders in their sole discretion, the Subsidiary Guarantors each shall have duly authorized, executed and delivered a Security Agreement in the form attached to the Existing Term Loan (or such other form determined by the Required Lenders) (each, as amended, modified or supplemented from time to time, a “U.S. Security Agreement” and, together with any additional security agreements executed and delivered pursuant to Section 7.07, the “U.S. Security Agreements”) and each U.S. Security Agreement shall be in full force and effect;

(v) to the extent requested by the Required Lenders in their sole discretion, the Loan Parties other than the Borrower shall have delivered (i) financing statements (Form UCC-1) in proper form for filing under the UCC or in other appropriate filing offices of each jurisdiction as may be necessary to perfect the security interests purported to be created by the Pledge Agreements, Assignment of Earnings, the Assignment of Insurance Proceeds and the U.S. Security Agreements, (ii) certified copies of requests for information or copies (Form UCC-11), or equivalent reports as of a recent date, listing all effective financing statements that name any Loan Party as debtor and that are filed in Washington D.C. and any other relevant jurisdiction, together with copies of such other financing statements (none of which (other than in respect of Permitted Liens) shall cover the Collateral unless the Administrative Agent shall have received Form UCC-3 Termination Statements (or such other termination statements as shall be required by local law) fully completed for filing if required by applicable laws in respect thereof) and (iii) in the case of the Pledge Agreements, evidence that all other actions necessary to perfect and protect the security interests purported to be created by the respective Pledge Agreement have been taken;

(vi) to the extent requested by the Required Lenders in their sole discretion, each Collateral Vessel-Owning Subsidiary shall have duly authorized, executed and delivered, with respect to each Collateral Rig in which it has an interest, a first preferred mortgage in form for filing in the appropriate rig registry (as modified, amended or supplemented from time to time in accordance with the terms thereof and hereof, a “Collateral Rig Mortgage” and, together with any additional collateral rig mortgages executed and delivered pursuant to Section 7.07, the “Collateral Rig Mortgages”), substantially in the form attached to the Existing Term Loan (or such other form determined by the Required Lenders), with respect to such Collateral Rig, and such Collateral Rig Mortgage shall be effective upon filing to create in favor of the Collateral Agent, for the benefit of the Lender Creditors, a legal, valid and enforceable preferred ship mortgage on, and Lien upon, such Collateral Rig, subject only to Permitted Liens, and each Collateral Rig Mortgage shall be in full force and effect;

(vii) to the extent requested by the Required Lenders in their sole discretion, all filings, deliveries of instruments, legal opinions and other actions necessary to perfect and preserve the security interests described in clauses (ii) through (vi) above shall have been duly effected and the Collateral Agent shall have received evidence thereof in form and substance reasonably satisfactory to the Administrative Agent;

(viii) to the extent requested by the Required Lenders in their sole discretion, the Administrative Agent shall have received each of the following:

(1) certificates of ownership from appropriate authorities (x) showing (or confirmation updating previously reviewed certificates and indicating) the registered ownership of such Collateral Rig in the name of the relevant Collateral Vessel-Owning Subsidiary; and (y) indicating no record liens other than Permitted Liens; and

(2) class certificates from a classification society recognized by the United States Coast Guard or another classification society indicating that such Collateral Rig meets the criteria specified in Section 6.22(c); and

(3) if applicable, certified copies of all ISM and ISPS Code documentation for each Collateral Rig;

(4) a certificate or letter of undertaking from the Borrower’s marine insurance brokers, in form and scope reasonably satisfactory to the Administrative Agent, certifying that the insurance maintained by the Loan Parties in respect of each Collateral Rig (x) is placed with such insurance companies and/or underwriters and/or clubs, in such amounts, against such risks, and in such form, as are customarily insured against by companies operating in the offshore drilling industry for the protection of the Collateral Agent and/or the Lenders as secured party and mortgagee and (y) including, without limitation, the insurance required by Section 7.01;

(ix) notwithstanding anything in herein to the contrary, at all times prior to the discharge of the Revolving Credit Obligations:

(1) any requirement that certificates, instruments or other possessory collateral be delivered to the Agents, shall be deemed satisfied, if such items have been delivered to the Revolving Agent;

(2) any Assignments of Insurance Proceeds, the Assignment of Earnings, the Assignment of Management Agreement and the Assignment of Internal Charters shall be subject to the DIP Order (including the Priority Waterfall), the Adequate Protection Order and the Revolving Credit Agreement Documents in all respects; and

(3) to the extent the Revolving Agent has determined that the collateral requirements under the Revolving Credit Agreement Documents with respect to the Prepetition Shared Collateral (as defined in the DIP Order) thereunder have been satisfied, the Collateral and Guaranty Requirements under this Agreement shall be deemed satisfied if like actions are undertaken hereunder with respect thereto.

“Collateral Rig” shall mean each Rig listed on Schedule 6.22.

“Collateral Rig Mortgages” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Collateral Vessel-Owning Subsidiary” shall mean each of the Borrower’s Subsidiaries that has an ownership interest in one or more Collateral Rigs.

“Commitment” shall mean, with respect to each Lender, such Lender’s Term Loan Commitment.

“Communications” shall have the meaning provided in Section 12.03(d)(ii).

“Consummation Date” shall mean the date of the substantial consummation (as defined in Section 1101 of the Bankruptcy Code) of an Acceptable Plan of Reorganization that is confirmed pursuant to an order of the Bankruptcy Court; provided, that for purposes hereof, the Consummation Date of the plan of reorganization shall be no later than the “effective date” thereof.

“Consultants” shall have the meaning set forth in Section 7.15.

“Conversion,” “Convert” and “Converted” each refer to a conversion of Loans of one Type into Loans of the other Type pursuant to Sections 2.06(c), 2.07, or 2.08.

“CS Commitment Order” shall mean that certain Order (I) Authorizing the Debtors to (A) Enter into Exit Financing Commitment Letter and Related Agreements and (B) Incur and Pay Certain Related Fees and/or Premiums, Indemnities, Costs and Expenses; and (II) Granting Related Relief [Docket No. 518].

“Debtor” shall have the meaning specified in the introductory paragraphs hereto.

“Default” shall mean any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Default Interest” shall have the meaning provided in Section 2.06(b).

“DIP Budget” shall mean a statement of the Borrower’s operating cash flow on a weekly basis for the period of thirteen weeks commencing with the calendar week during which the Effective Date occurs containing line items of sufficient detail, including the anticipated uses of the Loans for each week during such period, and in substantially the form attached to the DIP Order. As used herein, “DIP Budget” shall initially refer to the budget attached to the DIP Order and, thereafter, the most recent DIP Budget delivered by the Borrower and approved or deemed approved by the Required Lenders in accordance with Section 7.03(a)(iv).

“DIP Claims” shall have the meaning set forth in Section 2.12(a).

“DIP Order” shall mean a final order of the Bankruptcy Court (including all schedules and exhibits thereto, including, without limitation, the Priority Waterfall) in form and substance reasonably acceptable to the Required Lenders (i) authorizing and approving the Term Facility, (ii) granting the Superpriority Claim status and the Liens in favor of the Collateral Agent referred to herein and in the other Loan Documents, (iii) approving the payment by the Borrower of the fees provided for herein and (iv) providing for other customary matters, with only such modifications as are satisfactory to the Required Lenders (and to the extent affecting the rights, duties, privileges, protections, indemnities or immunities of the Agents, the Agents).

“Disbursements Variance” shall mean, for any Test Period, the numerical difference between total disbursements for such period to total disbursements for such period as set forth in the DIP Budget then in effect on a rolling two-week and cumulative basis and, to the extent the difference is a positive number, the percentage such difference is of the cumulative budgeted amount for disbursements for such period.

“Disqualified Stock” shall mean any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case, at the option of the holder of such Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable (in each case other than in exchange for or conversion into Capital Stock that is not Disqualified Stock), pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of such Capital Stock, in whole or in part, on or prior to the date that is 91 days after the Initial Maturity Date. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of such Capital Stock have the right to require the Borrower to repurchase or redeem such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that the Borrower may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant set forth in Section 7.10. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Agreement will be the maximum amount that the Borrower and the Restricted Subsidiaries may become obligated to pay upon the maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock.

“Dollars” and the sign “$” shall each mean lawful money of the United States.

“Dollar Equivalent” shall mean, with respect to any monetary amount in a currency other than U.S. dollars, at any time of determination thereof, the amount of U.S. dollars obtained by converting such other currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with such other currency as published in the “Currency Rates” section of the Financial Times entitled “Currencies, Bonds & Interest Rates” (or, if the Financial Times is no longer published, or if such information is no longer available in the Financial Times, such source as may be selected in good faith by the Borrower) on the date of such determination. Except as expressly provided otherwise, whenever it is necessary to determine whether the Borrower or any of its Restricted Subsidiaries has complied with any covenant or other provision in the Indenture or if there has occurred an Event of Default and an amount is expressed in a currency other than U.S. Dollars, such amount will be treated as the Dollar Equivalent determined as of the date such amount is initially determined in such non-dollar currency.

“Domestic Subsidiary” shall mean, as to any Person, each Subsidiary of such Person that is organized under the laws of the United States, any state thereof or the District of Columbia.

“Drilling Contract” shall mean any charterparty, pool agreement or drilling contract in respect of any Collateral Rig or other contract for use of any Collateral Rig.

“Earnings” shall mean, with respect to any Collateral Rig, (a) all freight, hire and passage moneys payable to the Borrower or any of its Subsidiaries as a consequence of the operation of such Collateral Rig, including without limitation payments under any Drilling Contract in respect of such Collateral Rig, (b) any claim under any guarantee in respect of any Drilling Contract or otherwise related to freight, hire or passage moneys, in each case payable to the Borrower or any of its Subsidiaries as a consequence of the operation of such Collateral Rig; (c) compensation payable to the Borrower or any of its Subsidiaries in the event of any requisition of such Collateral Rig; (d) remuneration for salvage, towage and other services performed by such Collateral Rig and payable to the Borrower or any of its Subsidiaries; (e) demurrage and retention money receivable by the Borrower or any of its Subsidiaries in relation to such Collateral Rig; (f) all moneys which are at any time payable under the insurances in respect of loss of Earnings with respect to such Collateral Rig; (g) if and whenever such Collateral Rig is employed on terms whereby any moneys falling within items (a) through (f) above are pooled or shared with any other person, that proportion of the net receipts of the relevant pooling or sharing arrangement which is attributable to such Collateral Rig; and (h) other money whatsoever due or to become due to any of the Borrower or any of its Subsidiaries in relation to such Collateral Rig.

“Earnings Accounts” shall mean, with respect to any Collateral Rig, an interest bearing account into which all Earnings derived from any Drilling Contract with respect to such Collateral Rig (other than Earnings payable to a Local Content Subsidiary) and all Event of Loss Proceeds received in respect of an Event of Loss with respect to such Collateral Rig shall be deposited or forwarded that is subject to an account control agreement, except to the extent prohibited by applicable law.

“Earnings Collateral” shall mean, collectively, all “Collateral” as defined in each Assignment of Earnings.

“EEA Financial Institution” shall mean (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;

“EEA Member Country” shall mean any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” shall mean any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” shall have the meaning provided in the first paragraph of Section 5.01.

“Eligible Transferee” shall mean and include a commercial bank, an insurance company, a finance company, a financial institution, any fund that invests in loans or any other “accredited investor” (as defined in Regulation D of the Securities Act); provided that neither the Borrower nor any of its Subsidiaries shall be an Eligible Transferee at any time.

“Environmental Claims” shall mean any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, Liens, notices of noncompliance or violation, investigations or proceedings relating in any way to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law (hereafter, “Claims”), including (a) any and all Claims by Governmental Authorities for enforcement, cleanup, removal, response or remedial actions or damages pursuant to any Environmental Law, and (b) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief arising out of alleged injury or threat of injury to health, safety or the environment to the extent due to the Release of or exposure to Hazardous Materials.

“Environmental Law” shall mean any applicable federal, state, foreign, national, international or local statute, law, rule, regulation, ordinance, code, convention legally binding and enforceable guideline or written policy and rule of common law now or hereafter in effect and in each case as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, to the extent binding on the Borrower or any of its Subsidiaries, relating to the environment, employee health and safety or Hazardous Materials, including CERCLA; OPA; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Hazardous Material Transportation Act, 49 U.S.C. § 1801 et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq. (to the extent it regulates occupational exposure to Hazardous Materials); and any state and local or foreign counterparts or equivalents, in each case as amended from time to time.

“Equity Interests” shall mean Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security or loan that is convertible into, or exchangeable for, Capital Stock).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to ERISA are to ERISA, as in effect at the date of this Agreement and any subsequent provisions of ERISA, amendatory thereof, supplemental thereto or substituted therefor.

“ERISA Affiliate” shall mean each person (as defined in Section 3(9) of ERISA) which together with the Borrower or a Domestic Subsidiary of the Borrower would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Escrow Funding” shall mean the exit financing arranged by Credit Suisse Securities (USA) LLC regarding the issuance of $750,000,000 first lien secured notes and $250,000,000 second lien notes (collectively the “Exit Notes”) whereby the funds from the Exit Notes will be issued to the respective Escrow Vehicles and deposited into respective escrow accounts until such time as all conditions precedent are satisfied under each of the Exit Notes.

“Escrow Vehicles” shall mean those newly created non-debtor, non-Guarantor bankruptcy-remote special purpose direct or indirect Subsidiaries of the Borrower that will hold the Exit Facility Costs (as defined in the CS Commitment Order) and the proceeds from the issuance of the New Notes.

“EU Savings Directive” means the European Council Directive 2003/48/EC of 3 June 2003 on taxation of savings income.

“EU Bail-In Legislation Schedule” shall mean the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Eurodollar Rate” shall mean with respect to each Interest Period for any Eurodollar Rate Loan, a rate per annum determined by the Administrative Agent on the Effective Date and thereafter on the last day of each Interest Period (which shall be a Business Day) for the next succeeding Interest Period (rounded upwards, if necessary, to the nearest 1/100 of 1%) equal to the greater of (A) 1.00%, and (B) the product of (i) the rate of interest which is identified and normally published by Bloomberg Professional Service Page BBAM 1 as the offered rate for loans in United States dollars for the applicable Interest Period under the caption British Bankers Association Eurodollar Rates as of 11:00 a.m. (London time), on the second full Business Day next preceding the first day of such Interest Period (unless such date is not a Business Day, in which event the next succeeding Business Day will be used); and (ii) the Statutory Reserve Rate. If Bloomberg Professional Service no longer reports the Eurodollar Rate or such index no longer exists or Page BBAM 1 no longer exists, the Administrative Agent may select a replacement index or replacement page, as the case may be, that reasonably reflects such rate.

“Eurodollar Rate Loan” shall mean a Loan that bears interest as provided in Section 2.06(a)(ii).

“Event of Default” shall have the meaning provided in Section 8.

“Event of Loss” shall mean any of the following events:

(a) the actual or constructive total loss of any Collateral Rig or the agreed or compromised total loss of any Collateral Rig;

(b) the destruction of any Collateral Rig;

(c) damage to any Collateral Rig to an extent, determined in good faith by the Borrower within 90 days after the occurrence of such damage, as shall make repair thereof uneconomical or shall render such Collateral Rig permanently unfit for normal use (other than obsolescence); or

(d) the condemnation, confiscation, requisition for title, seizure, forfeiture or other taking of title to or use of any Collateral Rig that shall not be revoked within six months.

An Event of Loss shall be deemed to have occurred:

(a) in the event of the destruction or other actual total loss of any Collateral Rig, on the date of such loss, or if such date is unknown, on the date such Collateral Rig was last reported;

(b) in the event of a constructive, agreed or compromised total loss of any Collateral Rig, on the date of determination of such total loss;

(c) in the case of any event referred to in clause (c) above, upon the such date of determination; or

(d) in the case of any event referred to in clause (d) above, on the date that is six months after the occurrence of such event.

“Event of Loss Proceeds” means all cash compensation, damages and other payments (including insurance proceeds) received by or on behalf of the Borrower or a Subsidiary or the Collateral Agent from any Person, including any governmental authority, with respect to or in connection with an Event of Loss.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder.

“Excluded Taxes” shall mean any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, branch profits Taxes and net wealth Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, a resident for tax purposes in by reason of maintaining a fixed place of business in, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, Luxembourg withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 2.11) or (ii) such Lender changes its lending office (other than pursuant to Section 2.10), except in each case to the extent that, pursuant to Section 4.07 amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 4.07(g), (d) Taxes required by virtue of (i) the EU Savings

Directive; (ii) the Luxembourg laws of 21 June 2005 implementing the EU Savings Directive and several bilateral agreements concluded with certain dependent or associated territories of the European Union; or (iii) the Luxembourg law of 23 December 2005 and (e) any U.S. federal withholding Taxes imposed under FATCA.

“Executive Order” shall have the meaning set forth in Section 6.24.

“Existing Term Loan” means the Term Loan Agreement, dated as of June 3, 2013, among, inter alia, the Borrower, as borrower, the lenders party thereto, and the Existing Term Loan Agent, as amended, restated, supplemented or otherwise modified from time to time.

“Existing Term Loan Agent” shall mean Citibank, N.A., in its capacity as administrative agent under the Existing Term Loan, together with its successors and permitted assigns.

“Existing Secured Debt” shall mean, collectively, (a) the Existing Secured Notes, (b) the Revolving Credit Obligations, (c) the SSCF and (d) the Existing Term Loan, in each case including any adequate protection claims related thereto.

“Existing Secured Notes” shall mean, collectively, the (a) 7.250% senior secured notes due 2017 issued pursuant to that certain indenture, dated as of November 28, 2012 (as amended, restated, supplemented or otherwise modified from time to time, the “2017 Notes Indenture”), by and among Pacific Drilling V Limited, the Borrower, as guarantor, and Deutsche Bank Trust Company Americas, as trustee and collateral agent, (b) 5.375% senior secured notes due 2020 issued by the Borrower under that certain indenture dated as of June 3, 2013, by and among the Borrower and its respective subsidiaries and affiliates, the subsidiary guarantors party thereto, Deutsche Bank Trust Company Americas, as trustee.

“Fair Market Value” shall mean the value that would be paid by an informed and willing buyer to an unaffiliated, informed and willing seller in a transaction not involving distress or necessity of either party, as determined in good faith by an Authorized Representative of the Borrower or, with respects to such values in excess of $25,000,000, the Board of Directors of the Borrower (unless otherwise provided in this Agreement).

“FATCA” shall mean Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

“FCPA” shall mean the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

“Federal Funds Rate” shall mean, for any period, a fluctuating interest rate equal for each day during such period to the weighted average of the rates on overnight Federal Funds transactions with members of the Federal Reserve System arranged by Federal Funds brokers, as published for such day (or, if such day is not a Business Day, for the next preceding Business Day) by the Federal Reserve Bank of New York, or, if such rate is not so published for any day which is a Business Day, the average of the quotations for such day on such transactions received by the Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.

“Fee Letter” shall mean that certain letter agreement, dated as of the date hereof, among the Borrower, the Administrative Agent and the Collateral Agent.

“Fees” shall mean all amounts payable pursuant to or referred to in Section 3.01.

“Financial Officer” shall mean, with respect to any Person, the chief executive officer, chief financial officer, chief accounting officer or treasurer of such Person.

“Foreign Subsidiary Guarantor” shall mean any Subsidiary Guarantor that is then a Foreign Subsidiary.

“Foreign Pension Plan” shall mean any plan, fund (including, without limitation, any superannuation fund) or other similar program established or maintained outside the United States of America by the Borrower or any one or more of its Restricted Subsidiaries primarily for the benefit of employees of the Borrower or such Restricted Subsidiaries residing outside the United States of America, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made on termination of employment, and which plan is not subject to ERISA or the Code.

“Foreign Pledge Agreement” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Foreign Subsidiary Guaranty” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Foreign Subsidiary” shall mean, as to any Person, each Subsidiary of such Person which is not a Domestic Subsidiary.

“GAAP” shall mean generally accepted accounting principles in the United States consistently applied in accordance with Section 12.07(a).

“Governmental Authority” shall mean the government of the United States of America or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guaranteed Obligations” shall have the meaning set forth in Section 10.01(a).

“Hazardous Materials” shall mean (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, ureaformaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas, (b) any chemicals, materials or substances regulated as “hazardous substances,” “hazardous waste,” “hazardous materials,” “extremely hazardous substances,” “restricted hazardous waste,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Law, and (c) any other chemical, material or substance, exposure to which is regulated by any Governmental Authority under Environmental Laws.

“Hedging Obligations” shall mean, with respect to any specified Person, the obligations of such Person under:

(a) interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements designed to protect such Person or any of its Restricted Subsidiaries entering into the agreement against, or manage exposure to, fluctuations in interest rates, or to otherwise reduce the cost of borrowing of such Person or any of such Restricted Subsidiaries, with respect to Indebtedness incurred;

(b) foreign exchange contracts and currency protection agreements designed to protect such Person or any of its Restricted Subsidiaries entering into the agreement against, or manage exposure to, fluctuations in currency exchanges rates;

(c) any commodity futures contract, commodity swap, commodity option, commodity forward sale or other similar agreement or arrangement designed to protect against, or manage exposure to, fluctuations in the price of commodities used by such Person or any of its Restricted Subsidiaries at the time; and

(d) other agreements or arrangements designed to protect such Person or any of its Restricted Subsidiaries against, or manage exposure to, fluctuations in interest rates, commodity prices or currency exchange rates.

“Incur” shall mean, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise.

“Indebtedness” shall mean, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables (or intercompany reimbursement obligations in respect thereof) in the ordinary course of business), whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments;

(c) representing reimbursement obligations in respect of letters of credit, bankers’ acceptances or other similar instruments, other than such reimbursement obligations that relate to trade payables or other obligations that are not themselves Indebtedness, in each case, that were entered into in the ordinary course of business of such Person to the extent such reimbursement obligations are satisfied within 10 business days following payment on the letter of credit, bankers’ acceptance or similar instrument;

(d) representing Capital Lease Obligations of such Person;

(e) representing the balance deferred and unpaid of the purchase price of any property or services due more than six months after such property is acquired or such services are completed;

(f) representing Hedging Obligations of such Person; or

(g) representing Attributable Indebtedness of such Person in respect of Sale and Leaseback Transactions,

if and to the extent any of the preceding items (other than letters of credit, Hedging Obligations and Attributable Indebtedness) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“Indemnified Party” shall have the meaning provided in Section 12.01.

“Indemnified Taxes” shall mean (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in (a), Other Taxes.

“Insurance Collateral” shall mean, collectively, all “Insurance Proceeds” as defined in each Assignment of Insurance Proceeds.

“Intercreditor Agreement” shall mean the Intercreditor Agreement, dated as of June 3, 2013, among Citibank, N.A., as pari passu collateral agent, the Revolving Credit Agent, the Existing Term Loan Agent, Deutsche Bank Trust Company Americas, as trustee under the Existing Secured Notes, the Borrower, and certain Subsidiaries of the Borrower, as amended, restated, supplemented or otherwise modified from time to time.

“Interest Determination Date” shall mean, with respect to any Eurodollar Rate Loan, the second Business Day prior to the commencement of any Interest Period relating to such Loan.

“Interest Period” shall mean, for each Eurodollar Rate Loan comprising part of the same Borrowing, the period commencing on the date of such Eurodollar Rate Loan or the date of the Conversion of any Base Rate Loan into such Eurodollar Rate Loan, and ending on the last day of the period and, thereafter, each subsequent period commencing on the last day of the immediately preceding Interest Period and ending on the last day of the period. The duration of each such Interest Period shall be one month; provided, however, that:

(a) if any Interest Period for a Eurodollar Rate Loan begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of such calendar month;

(b) if any Interest Period would otherwise expire on a day which is not a Business Day, such Interest Period shall expire on the first succeeding Business Day; provided, however, that if any Interest Period for a Loan would otherwise expire on a day which is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the immediately preceding Business Day;

(c) no Interest Period in respect of any Borrowing of Loans shall be selected which extends beyond the Maturity Date; and

(d) the selection of Interest Periods shall be subject to the provisions of Section 2.06.

“Internal Charter” shall mean any charter or other contract respecting the use or operations of any Collateral Rig between a Collateral Vessel-Owning Subsidiary and any Internal Charterer, to the extent such charter does not materially adversely affect the interests of the Lenders.

“Internal Charterer” shall mean any direct or indirect Restricted Subsidiary of the Borrower controlled by the Borrower or any of its Restricted Subsidiaries (other than a Local Content Subsidiary) that is not the owner of the relevant Collateral Rig and that is party to a Drilling Contract in respect of a Collateral Rig and entitled to receive Earnings thereunder.

“Investments” shall mean, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business, and excluding extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Borrower or any of the Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary, the Borrower will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Borrower’s Investments in such Subsidiary that were not sold or disposed of. The acquisition by the Borrower or any of its Subsidiaries of a Person that holds an Investment in a third Person will, on the date of such acquisition, be deemed to be an Investment by the Borrower or such Subsidiary in such third Person that is not a Subsidiary of such Person in an amount equal to the Fair Market Value of the Investments held by the acquired Person in such third Person. Except as otherwise provided in this Agreement, the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value.

“Involuntary Transfer” shall mean, with respect to any property or asset of the Borrower or any Restricted Subsidiary, (a) any damage to such property or asset that results in an insurance settlement with respect thereto on the basis of a total loss or a constructive or compromised total loss, (b) the confiscation, condemnation, requisition, appropriation or similar taking of such property or asset by any government or instrumentality or agency thereof, including by deed in lieu of condemnation, or (c) foreclosure or other enforcement of a Lien or the exercise by a holder of a Lien of any rights with respect to it.

“ISM Code” shall mean the International Safety Management Code (including the guidelines on its implementation), adopted by the International Maritime Organisation Assembly as Resolutions A.741 (18) and A.788 (19), as the same may be amended or supplemented from time to time (and the terms “safety management system”, “Safety Management Certificate” and “Document of Compliance” have the same meanings as are given to them in the ISM Code).

“ISPS Code” shall mean the International Ship and Port Facility Security Code constituted pursuant to resolution A.924(22) of the International Maritime Organisation (“IMO”) adopted by a Diplomatic conference of the IMO on Maritime Security on 13 December 2002 and now set out in Chapter XI-2 of the Safety of Life at Sea Convention (SOLAS) 1974 (as amended) which took effect on 1 July 2004.

“Leaseholds” of any Person shall mean all the right, title and interest of such Person as lessee or licensee in, to and under leases or licenses of land, improvements and/or fixtures.

“Lender” shall mean each financial institution listed on Annex I, as well as any Person which becomes a “Lender” hereunder pursuant to Section 2.11 or 12.04(b).

“Lender Creditors” shall mean the Lenders holding from time to time outstanding Loans and/or Commitments and the Agents, each in their respective capacities.

“Lien” shall mean with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in such asset and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction, other than a precautionary financing statement in respect of a lease not intended as a security agreement.

“Loan” shall mean the Term Loans.

“Loan Account” shall have the meaning provided in Section 2.03.

“Loan Documents” shall mean this Agreement, each Note, each Fee Letter, each Pledge Agreement, each Security Document, each Subsidiary Guaranty and, after the execution and delivery thereof, each additional guaranty or additional security document executed pursuant to Sections 7.07 and any amendments and waivers to any of the foregoing.

“Loan Parties” shall mean, collectively, the Borrower and each Subsidiary Guarantor.

“Local Content Subsidiary” shall mean any Subsidiary of the Borrower that is a party to a Drilling Contract or otherwise holds the right to receive Earnings attributable to a Collateral Rig or any Related Assets for the purpose of satisfying any local content law or regulation or similar law or regulation.

“Margin Regulations” shall mean Regulations U, T and X of the Board of Governors of the Federal Reserve System.

“Margin Stock” shall have the meaning provided in Regulation U.

“Market Disruption Event” shall occur if, before close of business in New York on the Interest Determination Date for the relevant Interest Period, the Administrative Agent receives notifications from Lenders holding outstanding Loans at such time equal to at least 50% of the outstanding amount of all Loans at such time that (i) the cost to such Lenders of obtaining matching deposits in the London interbank Eurodollar market for the relevant Interest Period would be in excess of the Eurodollar Rate for such Interest Period or (ii) such Lenders are unable to obtain funding in the London interbank Eurodollar market.

“Material Adverse Effect” shall mean (a) a material adverse effect on the operations, business, properties, or financial condition of the Borrower and its Restricted Subsidiaries, taken as a whole, (b) a material impairment of the rights and remedies of the Collateral Agent, the Administrative Agent or any Lender under any Loan Document, or of the ability of any Loan Party to perform its obligations under any Loan Document to which it is a party or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party.

“Maturity Date” shall mean the earliest of (a) November 30, 2018, (b) the consummation of a sale of all or substantially all of the assets of the Debtors and (c) the Consummation Date.

“Moody’s” shall mean Moody’s Investors Service, Inc.

“Net Proceeds” shall mean the aggregate cash proceeds and Cash Equivalents received by the Borrower or any Restricted Subsidiary in respect of any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (a) the direct costs relating to such Asset Sale, including, without limitation, legal, accounting and investment banking fees, sales commissions, relocation expenses incurred as a result of such Asset Sale, and taxes paid or payable as a result of such Asset Sale after taking into account any available tax credits or deductions and any tax-sharing arrangements, (b) amounts required to be applied to the repayment of Indebtedness secured by a Lien on the properties or assets that were the subject of such Asset Sale, or Indebtedness (other than Indebtedness that is subordinated in right of payment to the Term Loans or any Subsidiaries Guaranty) which must by its terms, in order to obtain a necessary consent to such Asset Sale or by applicable law, be repaid out of the proceeds from such Asset Sale and (c) any amounts to be set aside in any reserve established in accordance with GAAP or any amount placed in escrow, in either case for adjustment in respect of the sale price of such properties or assets, for indemnification obligations of the Borrower or any Restricted Subsidiary in connection with such Asset Sale or for other liabilities associated with such Asset Sale and retained by the Borrower or any Restricted Subsidiary until such time as such reserve is reversed or such escrow arrangement is terminated, in which case Net Proceeds shall include only the amount of the reserve so reversed or the amount returned to the Borrower or any Restricted Subsidiary from such escrow arrangement, as the case may be.

“New Notes” shall have the meaning specified in the CS Commitment Order.

“Nigerian Letter of Credit” shall mean a letter of credit issued in a face amount not to exceed $28,000,000 to support an offshore drilling and completion services contract between Nigerian AGIP Exploration Limited, Pacific International Drilling West Africa Ltd., and Pacific Bora Limited and any related cash collateral required to secure such Nigerian Letter of Credit.

“Note” shall have the meaning provided in Section 2.04.

“Notice of Borrowing” shall have the meaning provided in Section 2.02.

“Notice Office” shall mean the office of the Administrative Agent located at 10 S. Riverside Plaza, Suite 875, Chicago, IL 60606, Attention: Meghan McCauley, facsimile: (612) 217-5651; email: MMcCauley@WilmingtonTrust.com, or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

“Obligations” shall mean all obligations, liabilities and indebtedness (including, without limitation, principal, premium, interest, fees and indemnities (including, without limitation, all interest that accrues after the commencement of any case, proceeding or other action relating to the bankruptcy, insolvency, reorganization or similar proceeding of any Loan Party at the rate provided for in the respective documentation, whether or not a claim for post-petition interest is allowed in any such proceeding)) of each Loan Party to the Lender Creditors, whether now existing or hereafter incurred under, arising out of, or in connection with this Agreement and the other Loan Documents to which such Loan Party is a party (including, in the case of each Loan Party that is a Subsidiary Guarantor, all such obligations, liabilities and indebtedness of such Loan Party under any Subsidiary Guaranty to which such Subsidiary Guarantor is a party) and the due performance and compliance by such Loan Party with all of the terms, conditions and agreements contained in this Agreement and in such other Loan Documents.

“OFAC” and “OFAC Lists” shall have the respective meanings set forth in Section 6.24.

“OPA” shall mean the Oil Pollution Act of 1990, as amended, 33 U.S.C. § 2701 et seq.

“Operational Consultant” shall have the meaning set forth in Section 7.15.

“Other Connection Taxes” shall mean, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document).

“Other Superpriority Claim” shall mean a superpriority administrative expense claim against any of the Debtors (without the need to file any proof of claim) with priority over any and all claims against each of the Debtors, now existing or hereafter arising, of any kind whatsoever, including, without limitation, all administrative expenses of the kind specified in Sections 503(b) and 507(b) of the Bankruptcy Code and any and all administrative expenses or other claims arising under Sections 105, 326, 328, 330, 331, 365, 503(b), 506(c) (subject to entry of the DIP Order), 507(a), 507(b), 726, 1113 or 1114 of the Bankruptcy Code other than the Superpriority Claims described in Section 2.12.

“Other Taxes” shall mean all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, other than any such Taxes (a) that are Other Connection Taxes imposed with respect to a Lender’s assignment of all or a portion of its rights and obligations under this Agreement (other than an assignment made at the request of the Borrower pursuant to Section 2.11) or (b) that are imposed by Luxembourg (or any political subdivision thereof) as a result of any voluntary registration by a Lender of any Loan Document when such registration is neither ordered by a competent court or an official authority nor required to establish, maintain or preserve any rights of any Recipient.

“Pacific Zonda Arbitration” shall mean the arbitration commenced in London, England by Samsung Heavy Industries Co., Ltd. (“SHI”) on November 18, 2015 relating to the contract between SHI and the Borrower for the construction of a drillship known as the “Pacific Zonda”.

“PATRIOT Act” shall mean the USA PATRIOT Act (Title III of Pub.L. 107-56 (signed into law October 26, 2001)), as amended.

“Payment Office” shall mean the office of the Administrative Agent located at 10 S. Riverside Plaza, Suite 875, Chicago, IL 60606, Attention: Meghan McCauley, facsimile: (612) 217-5651; email: MMcCauley@WilmingtonTrust.com, or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

“PDSI” shall mean Debtor Pacific Drilling Services, Inc.

“PDVIII” shall mean Debtor Pacific Drilling VIII, Ltd.

“Percentage” of any Lender at any time shall mean a fraction (expressed as a percentage) the numerator of which is the amount of the Commitment (or, after the termination thereof, the outstanding principal amount of the Loan) of such Lender and the denominator of which is the aggregate amount of the Commitments (or, after the termination thereof, the aggregate outstanding principal amount of all Loans) of all of the Lenders at such time.

“Permitted Business” shall mean a business relating to the contracting of ultra-deepwater drilling rigs, related equipment and work crews to drill offshore wells in which the Borrower and the Restricted Subsidiaries were engaged on the Effective Date and any business reasonably related or complimentary thereto.

“Permitted Debt” shall mean any of the following:

(a) (i) the Existing Secured Debt and (ii) other Indebtedness outstanding on the Effective Date;

(b) any intercompany Indebtedness permitted by the Cash Management Order or the Adequate Protection Order;

(c) any Indebtedness incurred pursuant to the Pacific Zonda Arbitration in an amount not to exceed the value of the Pacific Zonda;

(d) the Escrow Funding;

(e) the Incurrence by Borrower or any Subsidiary Guarantor of intercompany Indebtedness between or among Borrower and any of the Subsidiary Guarantors solely to the extent permitted by the DIP Budget; provided, however, that upon any (1) subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Borrower or a Subsidiary Guarantor, or (2) sale or other transfer of any such Indebtedness to a Person that is not Borrower or a Subsidiary Guarantor, the exception provided by this clause (e) shall no longer be applicable to such Indebtedness and such Indebtedness will be deemed to have been Incurred at the time of any such issuance, sale or transfer;

(f) the Nigerian Letter of Credit;

(g) the guarantee by the Borrower or any Restricted Subsidiary of Indebtedness of the Borrower or a Restricted Subsidiary that was permitted to be Incurred by another provision of this definition or Section 7.11; provided that if the Indebtedness being guaranteed is subordinated to or pari passu with the Obligations, then the guaranty shall be subordinated or pari passu, as applicable, to the same extent as the Indebtedness guaranteed;

(h) the Incurrence by the Borrower or any Restricted Subsidiary of Indebtedness in respect of workers’ compensation claims, self-insurance obligations, and performance, customs, importation and surety bonds or other Indebtedness of a like nature, in each case in the ordinary course of business;

(i) the Incurrence by the Borrower or any Restricted Subsidiary of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within five Business Days;

(j) [reserved]; and

(k) the Incurrence by the Borrower or any Restricted Subsidiary of Indebtedness not otherwise permitted pursuant to clauses (a) through (j) above that, together with any other Indebtedness Incurred pursuant to this clause (k) then outstanding, has an aggregate principal amount or accreted value, as applicable, not to exceed $5,000,000.

“Permitted Investments” shall mean:

(a) any Investment in the Borrower or in any Subsidiary Guarantor to the extent permitted by the DIP Budget;

(b) any Investment in cash or Cash Equivalents;

(c) any intercompany Investment permitted by the Cash Management Order or the Adequate Protection Order;

(d) any Investment made as a result of the receipt of non-cash consideration from (i) an Asset Sale that was made pursuant to and in compliance with the covenant described above under Section 7.09 or (ii) a disposition of properties or assets that does not constitute an Asset Sale;

(e) any Investment into the Escrow Vehicles as contemplated by the CS Commitment Order;

(f) any Investments received in compromise or resolution of obligations of trade creditors or customers that were incurred in the ordinary course of business of the Borrower or any of the Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer and any Investments obtained in exchange for any such Investments;

(g) [reserved];

(h) any guarantee of Indebtedness or other obligations of the Borrower or any Restricted Subsidiary permitted to be incurred under this Agreement;

(i) Investments that are in existence on the Effective Date, and any extension, modification or renewal thereof, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Effective Date);

(j) [reserved];

(k) loans or advances referred to in Section 7.12(c)(v);

(l) Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Borrower or any of its Restricted Subsidiaries; and

(m) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (m) that are at the time outstanding, not to exceed $1,000,000.

“Permitted Liens” shall mean:

(a) Liens in existence on the Effective Date with respect to (i) the Existing Secured Debt and (ii) other Indebtedness outstanding on the Effective Date;

(b) Liens in favor of the Borrower or any Subsidiary Guarantor or, if granted by any Person other than the Borrower or any Subsidiary Guarantor, Liens in favor of any other Restricted Subsidiary;

(c) Liens imposed by law, such as suppliers’, carriers’, warehousemen’s, landlords’ and mechanics’ Liens, in favor of SHI with respect to the Pacific Zonda;

(d) Liens granted with respect to the Escrow Funding and to the extent contemplated by the CS Commitment Order;

(e) Liens to secure the performance of statutory obligations, surety, customs, importation or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens on cash or Cash Equivalents to secure letters of credit, bank guarantees and similar instruments issued in support of such obligations); provided that, in the case of any such Liens on assets of any Subsidiary Guarantor, such Liens shall extend solely to cash and/or Cash Equivalents of such Subsidiary Guarantor;

(f) [reserved];

(g) Liens for taxes, assessments or governmental charges or claims (i) that are not yet delinquent or (ii) that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which any reserve or other appropriate provision as required in conformity with GAAP has been made therefor;

(h) Liens imposed by law, such as suppliers’, carriers’, warehousemen’s, landlords’ and mechanics’ Liens, in each case, incurred in the ordinary course of business, for amounts (i) not more than thirty (30) days past due or (ii) which are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which any reserve or other appropriate provision as required in conformity with GAAP has been made therefor;

(i) survey exceptions, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar;

purposes, or zoning or other restrictions as to the use of real property that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of the applicable Person;

(j) Liens on the Collateral securing the Obligations or the Subsidiaries Guarantees;

(k) Liens on cash collateral to secure the Nigerian Letter of Credit;

(l) Liens arising by reason of any judgment, attachment, decree or order of any court or other governmental authority not giving rise to an Event of Default that are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and for which any reserve or other appropriate provision as required in conformity with GAAP has been made therefor;

(m) Liens securing cash management obligations owing to a bank and rights of setoff in favor of a bank, imposed by law or granted in the ordinary course of business on deposit accounts maintained with such bank and cash and Cash Equivalents in such accounts;

(n) Liens to secure Hedging Obligations permitted hereunder and entered into in the ordinary course of business and not for speculative purposes;

(o) Liens incurred in the ordinary course of business of the Borrower or any Restricted Subsidiary arising from Rig chartering, drydocking, maintenance, repair, refurbishment, the furnishing of supplies and bunkers to Rigs or masters’, officers’ or crews’ wages and maritime Liens, in the case of each of the foregoing, which were not Incurred or created to secure the payment of Indebtedness;

(p) Liens arising under a contract over goods, documents of title to goods and related documents and insurances and their proceeds, in each case in respect of documentary credit transactions entered into with customers of the Borrower and the Restricted Subsidiaries in the ordinary course of business;

(q) Liens arising under any retention of title or conditional sale arrangement or arrangements having similar effect in respect of goods supplied in the ordinary course of business;

(r) Liens representing the interest in title of a lessor;

(s) Liens on the assets of Pacific Drilling VIII Limited and Pacific Drilling Services Inc. to secure an arbitration award relating to the Pacific Zonda Arbitration;

(t) Liens securing Indebtedness or other obligations of the Borrower or any of the Restricted Subsidiaries, the aggregate principal amount of which obligations or Indebtedness do not exceed at any one time outstanding $5,000,000; and

(u) Liens granted to secure adequate protection claims of the Prepetition Secured Parties (as defined in the DIP Order), subject to the DIP Order (including the Priority Waterfall).

“Person” shall mean any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company or Governmental Authority.

“Plan” shall mean any pension plan as defined in Section 3(2) of ERISA, excluding any pension plan that is not subject to Titles I or IV of ERISA, which is maintained or contributed to by (or to which there is an obligation to contribute of) the Borrower or a Subsidiary of the Borrower or any ERISA Affiliate, and each such plan for the five-year period immediately following the latest date on which the Borrower, or a Subsidiary of the Borrower or any ERISA Affiliate maintained, contributed to or had an obligation to contribute to such plan.

“Platform” shall have the meaning provided in Section 12.03(d)(i).

“Pledge Agreement” shall mean, collectively, the U.S. Pledge Agreement, each Foreign Pledge Agreement and any other pledge agreement executed and delivered by any Loan Party pursuant to the definition of “Collateral and Guaranty Requirements” or Section 7.07.

“Pledge Agreement Collateral” shall mean, collectively, all “Pledged Collateral”, “Pledged Assets” or an equivalent term, as applicable, as defined in each Pledge Agreement.

“Pledged Securities” shall mean “Pledged Shares”, “Shares” or an equivalent term, as applicable, as defined in the applicable Pledge Agreement.

“Preferred Stock” as applied to the Capital Stock of any Person, shall mean Capital Stock of such Person of any class or classes (however designated) that ranks prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

“Prepetition Payment” shall mean a payment (by way of adequate protection or otherwise) of principal or interest or otherwise on account of any (i) Indebtedness of any Debtor outstanding and unpaid on the date on which such Person becomes a Debtor, (ii) critical or foreign vendor payments or (iii) trade payables (including, without limitation, in respect of reclamation claims) or other pre-petition claims against any Debtor.

“Primed Liens” shall have the meaning specified in Section 2.12(a).

“Prime Rate” shall mean the prime rate as reported in the money rate column of the “Wall Street Journal” on the date of determination. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer.

“Priority Waterfall” shall have the meaning specified in the DIP Order.

“Projections” shall mean the detailed projected consolidated financial statements of the Borrower and its consolidated Subsidiaries for the four fiscal years ending after the Effective Date, which projections shall (a) reflect the forecasted consolidated financial condition of the Borrower and its consolidated Subsidiaries after giving effect to the financing hereof, and (b) be prepared and approved by an Authorized Representative of the Borrower.

“Pro Rata Share” shall have the meaning provided in Section 4.08(b).

“Ready for Sea Cost” shall mean, with respect to a Rig to be acquired by the Borrower or any Restricted Subsidiary, the aggregate amount of all expenditures Incurred to acquire or construct and bring such Rig to the condition and location necessary for its intended use, including any and all inspections, appraisals, repairs, modifications, additions, permits and licenses in connection with such acquisition or lease.

“Real Property” of any Person shall mean all the right, title and interest of such Person in and to land, improvements and fixtures, including Leaseholds.

“Recipient” shall mean (a) the Administrative Agent and (b) any Lender, as applicable.

“Register” shall have the meaning provided in Section 12.15.

“Regulation D” shall mean Regulation D of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing reserve requirements.

“Regulation T” shall mean Regulation T of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Regulation U” shall mean Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Regulation X” shall mean Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Related Assets” shall mean, with respect to any Collateral Rig, (a) proceeds of any insurance policies and contracts from time to time in force with respect to such Collateral Rig, (b) any requisition compensation payable in respect of any compulsory acquisition of such Collateral Rig, (c) any Earnings derived from the use or operation of such Collateral Rig (other than Earnings payable to a Local Content Subsidiary) and/or any account to which such Earnings are deposited, (d) any charters, operating leases, Rig purchase options and related agreements with respect to such Collateral Rig entered into, and any security or guarantee in respect of the charterer’s or lessee’s obligations under such charter, lease, Rig purchase option or agreement and (e) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of such Collateral Rig; provided that Related Assets will not include any Excluded Property.

“Release” shall mean any disposing, discharging, injecting, spilling, pumping, leaking, leaching, dumping, emitting, escaping, emptying, pouring, seeping, migrating, into, or upon the environment, including any land or water or air.

“Relevant Business Day” shall mean, when used in connection with the creation of a Lien on any asset, any Business Day that is not a day on which banking institutions in any jurisdiction the laws of which are relevant to the creation of such Lien are authorized or required by law to close.

“Replaced Lender” shall have the meaning provided in Section 2.11.

“Replacement Lender” shall have the meaning provided in Section 2.11.

“Representative” shall have the meaning provided in Section 4.08(d).

“Required Lenders” shall mean, at any time, Lenders the sum of whose outstanding Commitments (or, after the termination thereof, outstanding principal amount of Loans) at such time represent an amount greater than 50% of the aggregate outstanding Commitments (or after the termination thereof, the aggregate outstanding principal amount of all Loans) of all Lenders at such time.

“Restricted Investment” shall mean any Investment other than a Permitted Investment.

“Restricted Payment” shall mean any of the following:

(a) any declaration or payment of any dividend or any other payment or distribution on account of Equity Interests of the Borrower or any Restricted Subsidiary (including, without limitation, any payment in connection with any merger, consolidation or amalgamation involving the Borrower or any of the Restricted Subsidiaries) or to the direct or indirect holders of the Borrower’s or any of the Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Borrower and other than dividends or distributions payable to the Borrower or any other Restricted Subsidiary);

(b) any purchase, repurchase, redemption, retirement or other acquisition for value (including, without limitation, in connection with any merger, consolidation or amalgamation involving the Borrower) of any Equity Interests of the Borrower held by any Person (other than any such Equity Interests held by the Borrower or any Restricted Subsidiary) or of any Equity Interests of any Restricted Subsidiary held by an affiliate of the Borrower (other than Equity Interests held by the Borrower or any Restricted Subsidiary) (in each case other than in exchange for Equity Interests of the Borrower that do not constitute Disqualified Stock);

(c) any principal payment on or with respect to, or purchase, redemption, defeasance or other acquisition or retirement for value of any Indebtedness of the Borrower or any Subsidiary Guarantor that is contractually subordinated to the Loans or to any Subsidiary Guaranty (excluding any intercompany Indebtedness between or among the Borrower and any of the Restricted Subsidiaries), except the purchase, redemption, defeasance, repurchase or other acquisition of such Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year after the date of purchase, repurchase, redemption, defeasance or acquisition, and the payment of principal of such Indebtedness at the Stated Maturity thereof; or

(d) any Restricted Investment.

“Restricted Subsidiary” shall mean all Subsidiaries of the Borrower.

“Returns” shall have the meaning provided in Section 6.09.

“Revolving Credit Agent” shall mean Citibank, N.A., in its capacity as administrative agent under the Revolving Credit Agreement, together with its successors and permitted assigns.

“Revolving Credit Agreement” shall mean the Credit Agreement, dated as of June 3, 2013, among the Borrower, the lenders party hereto from time to time, the Revolving Credit Agent and Citibank, N.A. as initial issuing lender, as amended, restated, supplemented or otherwise modified from time to time.

“Revolving Credit Agreement Documents” shall mean the Revolving Credit Agreement, the notes issued under the Revolving Credit Agreement, each Security Document (as defined in the Revolving Credit Agreement) and any other Credit Documents (as defined in the Revolving Credit Agreement).

“Revolving Credit Obligations” shall mean, collectively, the Secured Obligations (as defined in the Revolving Credit Agreement) of the Borrower and the Subsidiary Guarantors under the Revolving Credit Agreement Documents as of the Effective Date.

“Rig” shall mean, collectively, offshore drilling rigs, including, semisubmersibles, drillships, jack-ups, semisubmersible tender assist vessels and submersible rigs, owned by the Borrower and/or any Subsidiary of the Borrower, and, individually, any of such rigs.

“Rig Value” shall mean, with respect to each Rig, the aggregate contract price for the acquisition or construction of such Rig, in each case together with all related spares, equipment and any additions or improvements thereto (or the acquisition of the Capital Stock of any Person owning such Rig), as applicable, plus any Ready for Sea Cost with respect to such Rig.

“S&P” shall mean S&P Global Ratings.

“Sale and Lease-Back Transaction” shall mean an arrangement relating to property now owned or hereafter acquired whereby the Borrower or a Restricted Subsidiary transfers such property to a Person and leases it from such Person.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Agreement Collateral” shall mean, collectively, all “Collateral” as defined in each U.S. Security Agreement.

“Security Documents”, if any, shall mean each Pledge Agreement, each U.S. Security Agreement, each Assignment of Insurance Proceeds, each Assignment of Earnings, each Assignment of Management Agreement, each Assignment of Internal Charter, each Collateral Rig Mortgage, each control agreement and other security document required to be delivered pursuant to the definition of “Collateral and Guaranty Requirements” and each additional security document delivered pursuant to Section 7.07.

“SHI” shall have the meaning provided in the definition of “Pacific Zonda Arbitration”.

“SSCF” shall mean that certain Senior Secured Credit Facility Agreement, dated as of February 19, 2013, among Pacific Sharav S.à.r.l. and Pacific Drilling VII Limited, as borrowers, the Borrower, as guarantor, and the arrangers, lenders and agents named therein, including any related notes, guarantees, collateral documents, mortgages, instruments and agreements executed in connection therewith, and, in each case, as amended, restated, supplemented or otherwise modified from time to time

“Stated Maturity” shall mean, with respect to any installment of interest or principal on any item or series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the Effective Date or, if such item or series is Incurred after the Effective Date, the date such item or series is Incurred.

“Statutory Reserve Rate” shall mean, for any day as applied to any Term Loan, a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages that are in effect on that day (including any marginal, special, emergency or supplemental reserves), expressed as a decimal, as prescribed by the Board and to which the Administrative Agent is subject, for Eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D). Such reserve percentages shall include those imposed pursuant to such Regulation D. Term Loans shall be deemed to constitute Eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subsidiaries Guaranty” shall mean and include the guaranty provided for in Section 10 of this Agreement, each Foreign Subsidiary Guaranty and any other guaranty executed and delivered by any Subsidiary Guarantor pursuant to the definition of “Collateral and Guaranty Requirements” or any of Section 7.07.

“Subsidiary” shall mean, with respect to any specified Person:

(a) any corporation, limited liability company, association or other business entity (other than a partnership) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, limited liability company, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(b) any partnership of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof), whether in the form of general, special or limited partnership interests or otherwise, or (ii) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantor” shall mean each Subsidiary of the Borrower that is a Debtor.

“Taxes” shall mean all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Loan Commitments” shall mean, for each Lender, the amount set forth opposite such Lender’s name in Annex I directly below the column entitled “Commitment”.

“Term Loan Percentage” of any Lender at any time shall mean a fraction (expressed as a percentage) the numerator of which is the Term Loan Commitment of such Lender and the denominator of which is the Term Loan Commitments of all of the Lenders at such time, provided that if the Percentage of any Lender is to be determined after the Term Loan Commitments have been terminated, then the Percentage of such Lender shall be determined immediately prior (and without giving effect) to such termination.

“Term Loans” shall have the meaning provided in Section 2.01.

“Test Date” shall mean 5:00 PM New York City time on the fifth Business Day of the first complete week following the week during which the Effective Date occurs and no later than 5:00 PM New York City time on the fifth Business Day of each succeeding calendar week.

“Transactions” shall mean, collectively, (a) the funding of the Loans on the Effective Date and thereafter, and the execution and delivery of Loan Documents and the creation of the Liens pursuant to the Collateral Documents and the DIP Order and (b) the payment of fees and expenses in connection with the foregoing (including any original issue discount or upfront fees).

“Type” shall mean a Base Rate Loan or a Eurodollar Rate Loan.

“UCC” shall mean the Uniform Commercial Code as from time to time in effect in the relevant jurisdiction.

“United States” and “U.S.” shall each mean the United States of America.

“Unused Line Fee” shall have the meaning set forth in Section 3.01(c).

“U.S. Pledge Agreement” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“U.S. Security Agreement” shall have the meaning provided in the definition of “Collateral and Guaranty Requirements”.

“Variance” shall have the meaning set forth in the definition of Budget Variance Report.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

“Withdrawal Certificate” shall have the meaning provided in Section 5.03(a).

“Withholding Agent” shall mean any Loan Party and the Administrative Agent.

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.02 Terms Generally; Accounting Terms; GAAP.

(a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents or any certificate or other document made or delivered pursuant hereto or thereto.

(b) Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that, if the Borrower notifies the Administrative Agent that the Borrower requests an amendment to any provision hereof to eliminate the effect of any change in GAAP occurring after the Effective Date or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made (i) without giving effect to any election under Accounting Standards Codification 825-10-25 (or any other Accounting

Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Borrower or any of its Subsidiaries at “fair value”, as defined therein and (ii) without giving effect to any treatment of Indebtedness in respect of convertible debt instruments under Accounting Standards Codification 470-20 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof.

(c) The words “include,” “includes” and “including” as used herein shall be deemed to be followed by the phrase, “without limitation.”

(d) The words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(e) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms.

(f) Unless otherwise expressly provided herein, (a) references to formation documents, governing documents, agreements (including the Loan Documents) and other contractual instruments shall be deemed to include all subsequent refinancings, replacements, amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are not prohibited by any Loan Document; and (b) references to any law, statute or regulation shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law, statute or regulation.

SECTION 2. Amount and Terms of Term Loans.

2.01 The Loans. Subject to the terms and conditions set forth herein, each Lender severally agrees to make loans (each, a “Term Loan” and collectively, the “Term Loans”) to the Borrower on and after the Effective Date in an aggregate principal amount equal to such Lender’s Commitment. The Borrower may make up to three borrowings of Term Loans which shall consist of Term Loans made simultaneously by the Lenders on and after the Effective Date and prior to the Maturity Date in accordance with their respective Percentage. The Term Loans: (i) shall be denominated in Dollars and (ii) shall bear interest in accordance with Section 2.06. Amounts borrowed under this Section 2.01 and repaid or prepaid may not be reborrowed.

2.02 Notice of Borrowing.

(a) When the Borrower desires to incur the Loans hereunder, an Authorized Representative of the Borrower shall give the Administrative Agent at the Notice Office (i) at least three Business Days’ prior written notice (or telephonic notice promptly confirmed in writing) of each Term Loan to be incurred hereunder, provided that such notice shall be deemed to have been given on a certain day only if given before 11:00 a.m. (New York time) on such day. Such written notice or written confirmation of telephonic notice (a “Notice of

Borrowing”), except as otherwise expressly provided in Section 2.08, shall be irrevocable and shall be given in writing by the Borrower in the form of Exhibit B, appropriately completed to specify (i) the aggregate principal amount of the Loans to be incurred pursuant to the Borrowing, (ii) the date of the Borrowing (which shall be a Business Day and the Effective Date) and (iii) the Type of Loans comprising the Borrowing. The Administrative Agent shall promptly give each Lender notice of the Borrowing, of such Lender’s proportionate share thereof and of the other matters required by the immediately preceding sentence to be specified in the Notice of Borrowing. If the Borrower fails to specify a Type of Loan in the Notice of Borrowing, then the Loans shall be made as Base Rate Loans.

(b) Without in any way limiting the obligation of the Borrower to confirm in writing any telephonic notice of any Borrowing or prepayment of Loans, the Administrative Agent may act without liability upon the basis of telephonic notice of the Borrowing or a prepayment, as the case may be, believed by the Administrative Agent in good faith to be from an Authorized Representative of the Borrower prior to receipt of written confirmation. In each such case, the Borrower hereby waives the right to dispute the Administrative Agent’s record of the terms of such telephonic notice of the Borrowing or prepayment of Loans, as the case may be, absent manifest error.

2.03 Disbursement of Funds.

(a) No later than 11:00 a.m. (New York time) on the date specified in the Notice of Borrowing, each Lender will make available its Percentage of the Borrowing. All such amounts will be made available in Dollars and in immediately available funds at the Payment Office and the Administrative Agent will make available to the Borrower (prior to 1:00 p.m. (New York time) in accordance with Section 2.03(b), to the extent of funds actually received by the Administrative Agent prior to 11:00 a.m. (New York time) on such day) at the Payment Office, the aggregate of the amounts so made available by the Lenders. Unless the Administrative Agent shall have been notified by any Lender prior to the date of the Borrowing that such Lender does not intend to make available to the Administrative Agent such Lender’s portion of the Borrowing, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on the date of the Borrowing and the Administrative Agent may in its sole discretion (but shall not, for the avoidance of doubt, be obligated to), in reliance upon such assumption, make available to the Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender and such amount is advanced to the Borrower by the Administrative Agent, the Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent shall promptly notify the Borrower and the Borrower shall immediately pay such corresponding amount to the Administrative Agent. The Administrative Agent also shall be entitled to recover on demand from such Lender or the Borrower, as the case may be, interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrower until the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if recovered from such Lender, the overnight Federal Funds Rate for the first three days and at the interest rate otherwise applicable to such Loans for each day thereafter and (ii) if recovered from the Borrower, the rate of interest applicable to the Borrowing, as determined pursuant to Section 2.06. Nothing in this Section 2.03 shall be deemed to relieve any Lender from its obligation to make Loans hereunder or to prejudice any rights which the Borrower may have against any Lender as a result of any failure by such Lender to make Loans hereunder.

(b) The funds disbursed pursuant to each Borrowing shall be deposited in a deposit account located at, and controlled by, the Administrative Agent and held as Collateral subject to a Lien (such deposit account, the “Loan Account”). Such funds shall be disbursed from the Loan Account solely in accordance with the DIP Budget and Section 5.03 of this Agreement.

2.04 Notes.

(a) The Borrower’s obligation to pay the principal of, and interest on, the Loans made by each Lender shall be evidenced in the Register maintained by the Administrative Agent pursuant to Section 12.15 and shall, if requested by such Lender as provided below, also be evidenced by a promissory note duly executed and delivered by the Borrower substantially in the form of Exhibit C, with blanks appropriately completed in conformity herewith (each a “Note” and, collectively, the “Notes”).

(b) The Note issued to each Lender that has made a Loan shall (i) be executed by the Borrower, (ii) be payable to such Lender or its registered assigns and be dated the Effective Date, (iii) be in a stated principal amount equal to the Loan made by such Lender and be payable in the outstanding principal amount of the Loan evidenced thereby, (iv) mature on the Maturity Date, (v) bear interest as provided in Section 2.06, (vi) be subject to voluntary prepayment and mandatory repayment as provided in Sections 4.01 and 4.02 and (vii) be entitled to the benefits of this Agreement and the other Loan Documents.

(c) Each Lender will note on its internal records the amount of the Loan made by it and each payment in respect thereof and, prior to the surrender of a Note pursuant to Section 12.15, will endorse on the reverse side thereof the outstanding principal amount of Loans evidenced thereby. Failure to make any such notation or any error in such notation or endorsement shall not affect the Borrower’s obligations in respect of such Loans.

(d) Notwithstanding anything to the contrary contained above in this Section 2.04 or elsewhere in this Agreement, Notes shall only be delivered to Lenders which at any time specifically request the delivery of such Notes. No failure of any Lender to request or obtain a Note evidencing its Loans to the Borrower shall affect or in any manner impair the obligations of the Borrower to pay the Loans (and all related Obligations) incurred by the Borrower which would otherwise be evidenced thereby in accordance with the requirements of this Agreement, and shall not in any way affect the security or guaranties therefor provided pursuant to the various Loan Documents. Any Lender which does not have a Note evidencing its outstanding Loans shall in no event be required to make the notations otherwise described in preceding clause (c). At any time when any Lender requests the delivery of a Note to evidence any of its Loans, the Borrower shall (at its expense) promptly execute and deliver to the respective Lender the requested Note in the appropriate amount or amounts to evidence such Loans.

2.05 Pro Rata Borrowings. The Borrowings of Loans under this Agreement shall be incurred from the Lenders pro rata on the basis of their Commitments. It is understood that no Lender shall be responsible for any default by any other Lender of its obligation to make a Loan hereunder and that each Lender shall be obligated to make the Loans provided to be made by it hereunder, regardless of the failure of any other Lender to make its Loans hereunder.

2.06 Interest.

(a) The Borrower agrees to pay interest in respect of the unpaid principal amount of each Loan from the date of Borrowing thereof until such principal amount shall be paid in full, at the following rates per annum:

(i) Base Rate Loans. During such periods as such Loan is a Base Rate Loan, a rate per annum equal at all times to the sum of (x) the Base Rate in effect from time to time plus (y) the Applicable Margin in effect from time to time, payable monthly in arrears on each Base Rate Payment Date, on the date such Base Rate Loan shall be Converted and on the date of any repayment or prepayment (on the amount repaid or prepaid), at maturity (whether by acceleration or otherwise) and, after such maturity, on demand.

(ii) Eurodollar Rate Loans. During such periods as such Loan is a Eurodollar Rate Loan, a rate per annum equal at all times during each Interest Period for such Loan to the sum of (1) the Eurodollar Rate for such Interest Period for such Loan plus (2) the Applicable Margin in effect from time to time, payable monthly in arrears on the last day of each Interest Period, on the date such Eurodollar Rate Loan shall be Converted and on the date of any repayment or prepayment (on the amount repaid or prepaid), at maturity (whether by acceleration or otherwise) and, after such maturity, on demand.

(b) Upon the occurrence and during the continuance of an Event of Default, the Borrower shall pay interest (“Default Interest”) on (i) the overdue outstanding principal amount of each Loan, payable in arrears on the dates referred to in clause (i) or (ii) of Section 2.06(a), as applicable, and on demand, at a rate per annum equal at all times to 2.00% per annum above the rate per annum required to be paid on such Loan pursuant to clause (i) or (ii) of Section 2.06(a), as applicable and (ii) to the fullest extent permitted by applicable law, the amount of any overdue interest, fee or other amount payable under this Agreement or any other Loan Document to any Agent or any Lender Party that is not paid when due, from the date such amount shall be due until such amount shall be paid in full, payable in arrears on the date such amount shall be paid in full and on demand, at a rate per annum equal at all times to 2.00% per annum above the rate per annum required to be paid on Base Rate Loans pursuant to clause (i) of Section 2.06(a).

(c) Promptly after receipt of the Notice of Borrowing pursuant to Section 2.02, a notice of Conversion pursuant to Section 2.07 or a notice of selection of an Interest Period pursuant to the definition thereof, the Administrative Agent shall give notice to the Borrower and each Lender of the applicable Interest Period and the applicable interest rate determined by the Administrative Agent for purposes of clause (i) or (ii) of Section 2.06(a). Each such determination shall, absent manifest error, be final and conclusive and binding on all parties hereto.

2.07 Conversion of Loans.

(a) Optional. The Borrower may on any Business Day, upon notice given to the Administrative Agent not later than 11:00 A.M. (New York City time) on the third Business Day prior to the date of the proposed Conversion and subject to the provisions of Sections 2.06 and 2.08, Convert all or any portion of the Loans of one Type comprising the same Borrowing into Loans of the other Type; provided, however, that any Conversion of Eurodollar Rate Loans into Base Rate Loans shall be made only on the last day of an Interest Period for such Eurodollar Rate Loans, any Conversion of Base Rate Loans into Eurodollar Rate Loans shall be in an amount not less than (i) with respect to Eurodollar Rate Loans, $5,000,000 or an integral multiple of $1,000,000 in excess thereof and (ii) with respect to Base Rate Loans, $500,000 or an integral multiple of $100,000 in excess thereof, no Conversion of any Loans shall result in more separate Borrowings than permitted under Section 2.01 or 2.12, as applicable, and each Conversion of Loans comprising part of the same Borrowing shall be made ratably among the Lenders in accordance with their Commitments. Each such notice of Conversion shall, within the restrictions specified above, specify (i) the date of such Conversion, (ii) the identity, amount and Class of the Loans to be Converted and (iii) if such Conversion is into Eurodollar Rate Loans, the duration of the initial Interest Period for such Loans. Each notice of Conversion shall be irrevocable and binding on the Borrower.

(b) Mandatory.

(i) If the Borrower shall fail to select the duration of any Interest Period for any Eurodollar Rate Loans in accordance with the provisions contained in the definition of “Interest Period” in Section 1.01, the Administrative Agent will forthwith so notify the Borrower and the Lenders, whereupon each such Eurodollar Rate Loan will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Loan.

(ii) Upon the occurrence and during the continuance of any Event of Default, (in the case of an Event of Default under Section 8.01, automatically, and in the case of any other Event of Default, upon the request of the Required Lenders), (1) each Eurodollar Rate Loan will on the last day of the then existing Interest Period therefor, Convert into a Base Rate Loan and (2) the obligation of the Lenders to make, or to Convert Loans into, Eurodollar Rate Loans shall be suspended.

2.08 Increased Costs, Illegality, Market Disruption, etc.

(a) (i) In the event that any Recipient shall have determined (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto) at any time, that such Recipient shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to any Loan because of, without duplication, the introduction of or effectiveness of or any change since the Effective Date in any applicable law, treaty or governmental rule, regulation, order, guideline, directive or request

(whether or not having the force of law) concerning capital adequacy, liquidity requirements or changes therein or otherwise or in the interpretation or administration thereof and including the introduction of any new law or governmental rule, regulation, order, guideline or request, such as, for example, but not limited to: (1) any such introduction, effectiveness or change subjecting any Recipient to any Tax, duty or other charge with respect to any Loan or Notes, Commitment, or deposits, reserves, other liabilities or capital attributable thereto or its obligation to make such Loan or a change in the basis of taxation of payment to any Recipient of the principal of or interest on the Loans or the Notes or any other amounts payable hereunder (other than any change in the rate or basis of taxation of any Excluded Tax), but without duplication of any amounts payable in respect of Taxes or Indemnified Taxes pursuant to Section 4.07, (2) a change in official reserve requirements but, in all events, excluding reserves required under Regulation D to the extent included in the computation of the Eurodollar Rate or (3) a change that will have the effect of increasing the amount of capital adequacy or liquidity required or requested by an applicable governmental regulatory authority to be maintained by such Lender, or any corporation controlling such Lender, based on the existence of such Lender’s Commitments or Loans made hereunder or its obligations hereunder,

(ii) at any time, that the making or continuance of any Eurodollar Rate Loan has been made unlawful by any law or governmental rule, regulation or order or any central bank or other governmental body or authority shall assert that it is unlawful;

then, and in any such event, such Recipient shall promptly give notice (by telephone confirmed in writing) to the Borrower and, in the case of clause (ii) above, to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the Lenders). Thereafter (1) in the case of clause (i) above, the Borrower agrees (to the extent applicable), to pay to such Recipient, upon its written demand therefor, such additional amounts as shall be required to compensate such Recipient or such other corporation for the increased costs or reductions to such Recipient or such other corporation and (2) in the case of clause (ii) above, the Borrower shall take one of the actions specified in Section 2.08(b). In determining such additional amounts, each Recipient will act reasonably and in good faith and will use averaging and attribution methods which are reasonable; provided that such Recipient’s determination of compensation owing under this Section 2.08(a) shall, absent manifest error be final and conclusive and binding on all the parties hereto. Each Recipient, upon determining that any additional amounts will be payable pursuant to this Section 2.08(a), will give prompt written notice thereof to the Borrower, which notice shall show in reasonable detail the basis for the calculation of such additional amounts. In the case of the circumstances described in Section 2.08(a)(ii), the obligation of the Lenders to make, or to Convert Loans into, Eurodollar Rate Loans shall be suspended until the Administrative Agent shall notify the Borrower that such Lender has determined that the circumstances causing such suspension no longer exist.

(b) At any time that any Loan is affected by the circumstances described in Section 2.08(a)(i) or (ii), the Borrower may (and in the case of a Loan affected by the circumstances described in Section 2.08(a)(ii) shall) either (i) if the affected Loan is then being made initially, cancel the Borrowing by giving the Administrative Agent telephonic notice (confirmed in writing) on the same date or the next Business Day that the Borrower was notified by the affected Lender or the Administrative Agent pursuant to Section 2.08(a)(i) or (ii) or (ii) if the affected Loan is then outstanding, upon at least three Business Days’ written notice to the Administrative Agent, in the case of any Loan, repay the Borrowing (within the time period required by the applicable law or governmental rule, governmental regulation or governmental order) in full in accordance with the applicable requirements of Section 4.02; provided that prior to such repayment, in the case of any Eurodollar Rate Loan that is affected by the circumstances described in Section 2.08(a)(ii), such Loans will automatically, upon delivery of such notice, Convert into a Base Rate Loan; provided, further, that if more than one Lender is affected at any time, then all affected Lenders must be treated the same pursuant to this Section 2.08(b).

(c) If a Market Disruption Event occurs in relation to a Eurodollar Rate Loan for any Interest Period, then the Administrative Agent shall forthwith so notify the Borrower and the Lenders, whereupon (i) each such Eurodollar Rate Loan will automatically, on the last day of the then existing Interest Period therefor, Convert into a Base Rate Loan and (ii) the obligation of the Lenders to Convert Loans into, Eurodollar Rate Loans shall be suspended until the Administrative Agent shall notify the Borrower that such Lenders have determined that the circumstances causing such suspension no longer exist.

(d) [reserved].

(e) Notwithstanding anything in this Agreement to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a change after the Effective Date in an applicable law or governmental rule, regulation or order, regardless of the date enacted, adopted, issued or implemented for all purposes under or in connection with this Agreement (including this Section 2.08).

2.09 Compensation. The Borrower agrees to compensate each Lender, upon its written request (which request shall set forth in reasonable detail the basis for requesting such compensation), for all reasonable losses, expenses and liabilities (including, without limitation, any loss, expense or liability incurred by reason of the liquidation or reemployment of deposits or other funds required by such Lender to fund its Eurodollar Rate Loans but excluding loss of anticipated profits) which such Lender may sustain: (i) if for any reason (other than a default by such Lender or the Administrative Agent) a Eurodollar Rate Borrowing does not occur on a date specified therefor in the applicable Notice of Borrowing (whether or not withdrawn by the Borrower or deemed withdrawn pursuant to Section 2.08(a)); (ii) if any prepayment or repayment (including any prepayment or repayment made pursuant to Section 2.08(a), Section 4.01, Section 4.02 or as a result of an acceleration of the Loans pursuant to Section 8) or assignment of any of its Eurodollar Rate Loans pursuant to Section 2.11, occurs on a date which is not the last day of an Interest Period with respect thereto; (iii) if any prepayment of any of its Eurodollar Rate Loans is not made on any date specified in a notice of prepayment given by the Borrower; or (iv) as a consequence of any other default by the Borrower to repay Eurodollar Rate Loans or make payment on any Note held by such Lender when required by the terms of this Agreement.

2.10 Change of Lending Office; Limitation on Additional Amounts. Each Lender agrees that upon the occurrence of any event giving rise to the operation of Section 2.08(a), 2.08(b) or Section 4.07(b) or (d) with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event, provided that such designation is made on such terms that such Lender and its lending office suffer no economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of such Section. Nothing in this Section 2.10 shall affect or postpone any of the obligations of the Borrower or the right of any Lender provided in Sections 2.08 and 4.07.

2.11 Replacement of Lenders. (x) If any Lender defaults in its obligations to make Loans, (i) upon the occurrence of any event giving rise to the operation of Section 2.08(a) or Section 4.07(b) or (d) with respect to any Lender which results in such Lender charging to the Borrower increased costs in excess of those being generally charged by the other Lenders, or (ii) as provided in Section 12.12(b) in the case of certain refusals by a Lender to consent to certain proposed changes, waivers, discharges or terminations with respect to this Agreement which have been approved by the Required Lenders, the Borrower shall have the right, if no Default or Event of Default then exists (or, in the case of preceding clause (ii), will exist immediately after giving effect to the respective replacement), to replace such Lender (the “Replaced Lender”) with one or more other Eligible Transferee or Eligible Transferees (collectively, the “Replacement Lender”) and each of whom shall be required to be reasonably acceptable to the Administrative Agent if such replacement would (in the case of the preceding clause (i)) result in a reduction of the increased costs charged to the Borrower, provided that:

(i) at the time of any replacement pursuant to this Section 2.11, the Replacement Lender shall enter into one or more Assignment and Assumption Agreements pursuant to Section 12.04(b) (and with all fees payable pursuant to said Section 12.04(b) to be paid by the Replacement Lender) pursuant to which the Replacement Lender shall acquire all of the Commitments and outstanding Loans of the Replaced Lender and, in connection therewith, shall pay to the Replaced Lender in respect thereof an amount equal to an amount equal to the principal of, and all accrued and unpaid interest on, all outstanding Loans of the Replaced Lender with respect to which such Replaced Lender is being replaced;

(ii) all obligations of the Borrower due and owing to the Replaced Lender at such time (other than those specifically described in clause (i) above in respect of which the assignment purchase price has been, or is concurrently being, paid) shall be paid in full to such Replaced Lender concurrently with such replacement.

Upon the execution of the respective Assignment and Assumption Agreement, the payment of amounts referred to in clauses (i) and (ii) above and, if so requested by the Replacement Lender, delivery to the Replacement Lender of the appropriate Note or Notes executed by the Borrower, the Replacement Lender shall become a Lender hereunder and the Replaced Lender shall cease to constitute a Lender hereunder, except with respect to indemnification provisions under this Agreement (including, without limitation, Sections 2.08, 2.07, 4.07, 9.06 and 12.01), which shall survive as to such Replaced Lender.

2.12 Priority and Liens; No Discharge.

(a) Each of the Loan Parties hereby covenants and agrees that upon the entry of, and subject to the terms of, the DIP Order (including the Priority Waterfall), the Obligations: (1) pursuant to Section 364(c)(1) of the Bankruptcy Code, shall at all times constitute an allowed superpriority administrative expense claim in the Cases (the “Superpriority Claims”) having a super-priority over any and all administrative expenses and claims, of any kind or nature whatsoever, and the administrative expenses of the kinds specified in or ordered pursuant to Bankruptcy Code sections 105, 326, 327, 328, 330, 331, 361, 362, 363, 364, 365, 503, 506, 507(a), 507(b), 546, 552, 726, 1113 and 1114, and any other provision of the Bankruptcy Code (“DIP Claims”); (2) pursuant to Section 364(c)(2) of the Bankruptcy Code, shall at all times be secured by a valid, binding, continuing, enforceable perfected first priority Lien on all of the property (whether tangible, intangible, real, personal or mixed) of such Loan Parties whether now existing or hereafter acquired (including, but not limited to, any proceeds received from the Pacific Zonda Arbitration, unencumbered cash, spare parts (including the Loan Parties’ spare blowout preventer, thrusters and spare riser string)), that is not subject to valid, perfected, non-voidable liens in existence at the time of commencement of the Cases or to valid, non-voidable liens in existence at the time of such commencement that are perfected subsequent to such commencement as permitted by Section 546(b) of the Bankruptcy Code (but excluding a claim on Avoidance Actions but, subject to entry of the DIP Order, the proceeds of Avoidance Actions (other than Avoidance Actions that are property of the estates of either PDSI or PDVIII)); (3) pursuant to Section 364(c)(3) of the Bankruptcy Code, shall be secured by a valid, binding, continuing, enforceable perfected junior Lien (other than with respect to Primed Liens) upon all property of such Loan Parties, whether now existing or hereafter acquired, that is subject to valid, perfected and non-voidable Liens in existence at the time of the commencement of the Cases or that is subject to valid Liens in existence at the time of the commencement of the Cases that are perfected subsequent to such commencement as permitted by Section 546(b) of the Bankruptcy Code; and (4) pursuant to Section 364(d)(l) of the Bankruptcy Code, shall be secured by a valid, binding, continuing, enforceable perfected first priority senior priming Lien on all of the “Collateral” (as defined in the 2017 Notes Indenture) and the “Pari Passu Collateral” (as defined in the Intercreditor Agreement) (other than with respect to the Revolving Credit Obligations and liens securing the Revolving Credit Obligations (including any related adequate protection obligations) which shall not be primed and shall rank senior to the priming lien created hereunder, to the extent set forth in the DIP Order (including the Priority Waterfall)) (collectively, the “Primed Liens”), all of which Primed Liens shall be primed by and made subject and subordinate to the perfected first priority senior Liens to be granted to the Collateral Agent, which senior priming Liens in favor of the Administrative Agent shall also prime any Liens granted after the commencement of the Cases to provide adequate protection Liens in respect of any of the Primed Liens under clauses (1) through (4) above, subject in each case to Carve-Out and as set forth in the DIP Order (including the Priority Waterfall).

(b) (i) Each Loan Party hereby confirms and acknowledges that, pursuant to the DIP Order, the Liens in favor of the Collateral Agent on behalf of and for the benefit of the Lender Creditors in all of such Loan Party’s Collateral, which includes, without limitation, all of such Loan Party’s Real Property, shall be created and perfected without the recordation or filing in any land records or filing offices of any Mortgage, assignment or similar instrument.

(c) All of the Liens described in this Section 2.12 shall be effective and perfected upon entry of the DIP Order without the necessity of the execution, recordation of filings by the Debtors of mortgages, security agreements, control agreements, pledge agreements, financing statements or other similar documents, or the possession or control by the Collateral Agent of, or over, any Collateral, as set forth in the DIP Order.

(d) The relative priorities of the Liens described in this Section 2.12 with respect to the Collateral of the Debtors shall be as set forth in the DIP Order (including the Priority Waterfall and any other exhibits applicable thereto, if any). All of the Liens described in this Section 2.12 shall be effective and perfected upon entry of the DIP Order.

(e) Each of the Loan Parties agrees that to the extent that the Obligations (other than contingent indemnification obligations not yet due) under the Loan Documents have not been satisfied in full in cash, the Obligations under the Loan Documents shall not be discharged by the entry of an order confirming a plan of reorganization, and each of the Loan Parties, pursuant to Section 1141(d)(4) of the Bankruptcy Code, hereby waives any such discharge and the Superpriority Claim granted to the Administrative Agent and the Lenders pursuant to the DIP Order and the Liens granted to the Collateral Agent and the Lenders pursuant to the DIP Order shall not be affected in any manner by the entry of an order confirming a plan of reorganization.

2.13 Payment of Obligations. Subject to Section 8.10 and the DIP Order (including the Priority Waterfall), upon the maturity (whether by acceleration or otherwise) of any of the Obligations of the Loan Parties under this Agreement or any of the other Loan Documents, the Agents and the Lenders shall be entitled to immediate payment of such Obligations without further application to or order of the Bankruptcy Court.

SECTION 3. Fees.

3.01 Fees.

(a) The Borrower agrees to pay any fees set forth in the Fee Letter.

(b) The Borrower agrees to pay a closing premium to each Lender payable on the Effective Date equal to 2.00% of the principal amount of such Lender’s Commitment on the Effective Date (the “Closing Premium”), which Closing Premium shall be paid in full on the Effective Date from the proceeds of, or offset, the Term Loans; provided that, to the extent that the Borrower does not elect to make a Borrowing on the Effective Date, a Borrowing shall deemed to have been made in the amount of the Closing Premium.

(c) The Borrower agrees to pay to the Administrative Agent, for the ratable benefit of each Lender, an unused line fee equal to 1.00% per annum of the amount of the undrawn Term Loans (the “Unused Line Fee”), which Unused Line Fee shall be paid in full in cash in monthly installments in arrears (and once paid shall be fully earned and nonrefundable) until the Commitments terminate pursuant to Section 4.04.

SECTION 4. Prepayments; Payments; Taxes.

4.01 Voluntary Prepayments.

Subject to the DIP Order (including the Priority Waterfall) in all respects, the Borrower shall have the right to prepay the Loans, without premium or penalty, in whole or in part, at any time and from time to time on the following terms and conditions:

(a) an Authorized Representative of the Borrower shall give the Administrative Agent prior to 12:00 Noon (New York time) at the Notice Office at least three (3) Business Days prior written notice (or telephonic notice promptly confirmed in writing) of its intent to prepay such Loans;

(b) voluntary prepayments of the Loans made by the Borrower pursuant to this Section shall be allocated among the Loans (and to the remaining scheduled installments of principal with respect to the Loans) in a manner determined at the discretion of the Borrower;

(c) partial prepayments shall be in an aggregate amount of $5,000,000 or a whole multiple of $1,000,000 in excess thereof and shall be applied on a pro rata basis to the outstanding amount of the Loans;

(d) any notice of prepayment pursuant to this Section 4.01 shall specify (1) the amount of such prepayment, (2) the prepayment date, (3) the Loans to be prepaid and (4) the allocation of the amount specified pursuant to clause (1) among the Loans specified pursuant to clause (3) and which notice the Administrative Agent shall promptly transmit to each of the Lenders; and

(e) at the time of any prepayment of the Loans pursuant to this Section 4.01 on any date other than the last day of the Interest Period applicable thereto, the Borrower shall pay the amounts required to be paid pursuant to Section 2.09.

4.02 Mandatory Prepayments.

Subject to the DIP Order (including the Priority Waterfall) in all respects:

(a) Upon the occurrence or happening of any Event of Loss and the receipt of Event of Loss Proceeds in respect thereof, the Borrower shall be required (subject to the payment and lien priority in favor of the holders of Revolving Credit Obligations (including any adequate protection claims and liens with respect thereto) to the extent set forth in the DIP Order) to repay the Loans upon an Event of Loss equal in aggregate principal amount to the Event of Loss Proceeds received in respect of such loss (rounded to the nearest $1,000), at a redemption price, with respect to the Loans, equal to 100% of the principal amount thereof, plus accrued and unpaid interest and any additional amounts required under Section 4.07, if any, on the Loans redeemed to the applicable redemption date, subject to the rights of the Lenders on the relevant record date to receive interest due on the relevant interest payment date. The Borrower shall deliver the repayment notice to the Lenders within 10 days after the receipt of any Event of

Loss Proceeds. All Event of Loss Proceeds received in respect of an Event of Loss will be required to be deposited in a deposit account controlled by the Collateral Agent within three business days of the receipt thereof and held as Collateral subject to a Lien under the Security Documents pending application thereof to the redemption or repayment of the Term Loans.

(b) The Borrower shall be required (subject to the payment and lien priority in favor of the holders of Revolving Credit Obligations as set forth in the DIP Order) to repay the Term Loans using the Net Proceeds from Asset Sales as required by Section 7.18.

(c) Notwithstanding anything to the contrary contained elsewhere in this Agreement, all Loans shall be due and payable in full on the Maturity Date.

4.03 [Reserved].

4.04 Termination of Commitments. The Term Loan Commitments shall be automatically and permanently reduced to zero on the Maturity Date.

4.05 Repayment of the Loans.

(a) The Borrower shall pay to the Administrative Agent, for the account of the applicable Lender, the principal amount of the Loans on the Maturity Date.

(b) [reserved].

(c) All repayments pursuant to this Section 4.05 shall be accompanied by accrued and unpaid interest on the principal amount paid to but excluding the date of payment, but shall otherwise be without premium or penalty.

4.06 Method and Place of Payment. Except as otherwise specifically provided herein, all payments under this Agreement and under any Note shall be made to the Administrative Agent for the account of the Lender or Lenders entitled thereto not later than 12:00 Noon (New York time) on the date when due and shall be made in Dollars in immediately available funds at the Payment Office. Any payments under this Agreement or under any Note which are made later than 12:00 Noon (New York time) on any day shall be deemed to have been made on the next succeeding Business Day. Whenever any payment to be made hereunder or under any Note shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable at the applicable rate during such extension.

4.07 Net Payments; Taxes.

(a) All payments made by any Loan Party hereunder or under any other Loan Document will be made without setoff, counterclaim or other defense.

(b) Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings of Indemnified Taxes applicable to additional sums payable under this Section) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(c) The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes.

(d) The Loan Parties shall jointly and severally indemnify each Recipient, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 4.07) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority; provided, however, that the Borrower shall not be required to indemnify a Recipient pursuant to this Section 4.07(d) for any Indemnified Taxes unless such Recipient (or the Administrative Agent on such Recipient’s behalf) notifies the Borrower of the indemnification claim for such Indemnified Taxes no later than nine months after the earlier of (i) the date on which the relevant Governmental Authority makes written demand upon such Recipient for payment of such Indemnified Taxes, and (ii) the date on which such Recipient has made payment of such Indemnified Taxes to the relevant Governmental Authority (except that, if the Indemnified Taxes imposed or asserted giving rise to such claims are retroactive, then the nine-month period referred to above shall be extended to include the period of retroactive effect thereof). A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), and (ii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).

(f) As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 4.07, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(g) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation shall not be required if in the Lender’s reasonable judgment, exercised in good faith, such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.

(h) If a payment made to a Recipient under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Recipient were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Recipient shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Recipient has complied with such Recipient’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (h), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

(i) If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 4.07 (including by the payment of additional amounts pursuant to this Section 4.07), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 4.07 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (h) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (h), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (h) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

(j) Each party’s obligations under this Section 4.07 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all Obligations under any Loan Document.

(k) For purposes of this Section 4.07, the term “applicable law” includes FATCA.

4.08 Application of Proceeds.

(a) Subject to the DIP Order (including the Priority Waterfall), all monies collected by the Administrative Agent (whether received from the Collateral Agent or otherwise) upon any sale or other disposition of the Collateral of each Loan Party, together with all other monies received by the Administrative Agent (whether received from the Collateral Agent or otherwise) under and in accordance with this Agreement and the other Loan Documents (including, without limitation, as a result of any distribution in respect of the Collateral in any bankruptcy, insolvency or similar proceeding) (except to the extent released in accordance with the applicable provisions of this Agreement or any other Loan Document), shall be applied to the payment of the Obligations as follows:

(i) first, an amount equal to the outstanding Obligations owing to the Agents constituting (A) indemnities and expenses due and payable under this Agreement and the other Loan Documents (including fees, charges and disbursements or counsel to the Agents) and (B) the fees due and payable under the Fee Letter;

(ii) second, an amount equal to the outstanding Obligations shall be paid to the Lenders as provided in Section 4.08(d) hereof, with each Lender receiving an amount equal to the outstanding Obligations owing to such Lender or, if the proceeds are insufficient to pay in full all such Obligations, its Pro Rata Share of the amount remaining to be distributed; and

(iii) third, to the extent proceeds remain after the application pursuant to the preceding clause (i), and following the termination of this Agreement and the Loan Documents in accordance with their terms, to the relevant Loan Party or to whomever may be lawfully entitled to receive such surplus.

(b) For purposes of this Agreement, “Pro Rata Share” shall mean, when calculating a Lender’s portion of any distribution or amount, that amount (expressed as a percentage) equal to a fraction the numerator of which is the then unpaid amount of such Lender’s Obligations and the denominator of which is the then outstanding amount of all Obligations.

(c) If any payment to any Lender of its Pro Rata Share of any distribution would result in overpayment to such Lender, such excess amount shall instead be distributed in respect of the unpaid Obligations of the other Lenders, with each Lender whose Obligations have not been paid in full to receive an amount equal to such excess amount multiplied by a fraction the numerator of which is the unpaid Obligations of such Lender and the denominator of which is the unpaid Obligations of all Lenders entitled to such distribution.

(d) All payments required to be made hereunder shall be made if to the Lender Creditors, to the Administrative Agent under this Agreement for the account of the Lender Creditors.

(e) For purposes of applying payments received in accordance with this Section 4.08, the Administrative Agent shall be entitled to rely upon the Administrative Agent’s records under this Agreement for a determination (which the Lender Creditors agree (or shall agree) to provide upon request of the Administrative Agent) of the outstanding Obligations owed to the Lender Creditors.

(f) It is understood and agreed that the Loan Parties shall remain jointly and severally liable to the extent of any deficiency between the amount of the proceeds of the Collateral pledged and Liens granted by it under and pursuant to the Security Documents and the aggregate amount of the Obligations of such Loan Party.

SECTION 5. Conditions Precedent.

5.01 Conditions Precedent to Effective Date. The obligation of each Lender to make its Loans shall become effective on and as of the first date (the “Effective Date”) on which the following conditions have been satisfied or waived in accordance with Section 12.12:

(a) Loan Documents. The Administrative Agent and/or the Collateral Agent, as applicable, shall have received duly authorized, executed and delivered counterparts of (a) this Agreement, (b) Notes executed by the Borrower, for the account of each of the Lenders that has requested same, in each case in the amount, maturity and as otherwise provided herein, (c) [reserved] and (d) each other applicable Loan Document, in each case in form reasonably satisfactory to the Administrative Agent and the Required Lenders.

(b) Fees, etc. The Borrower shall have paid all accrued costs, fees and expenses that are due and payable under the Loan Documents (including reasonable legal fees and expenses and the reasonable fees and expenses of any other advisors) for which an invoice has been provided to the Borrower at least one Business Day before the Effective Date and any other compensation, if any, payable to the Agents, in each case subject to any procedures set forth in the DIP Order.

(c) [Reserved].

(d) Collateral and Guaranty Requirements. The Collateral and Guaranty Requirements shall have been satisfied, and each Loan Document shall be in full force and effect, or the Administrative Agent at the direction of the Required Lenders shall have waived such requirements and/or conditioned such waiver on the satisfaction of such requirements within a specified period of time.

(e) [Reserved].

(f) [Reserved].

(g) Approvals. All necessary governmental (domestic and foreign) and third party approvals and/or consents in connection with the transactions contemplated hereby and by the other Loan Documents shall have been obtained and remain in effect. On the Effective Date, there shall not exist any judgment, order, injunction or other restraint issued or filed or a hearing seeking injunctive relief or other restraint pending or notified prohibiting or imposing materially adverse conditions upon the Transactions or the other transactions contemplated by the Loan Documents or otherwise referred to herein or therein.

(h) [Reserved].

(i) [Reserved].

(j) Secretary’s or Assistant Secretary’s Certificates. The Administrative Agent shall have received a certificate, dated the Effective Date and in form reasonably acceptable to the Required Lenders, signed by an Authorized Representative of each Loan Party, and attested to by the secretary or any assistant secretary (or, (x) if there is no secretary or assistant secretary, an Authorized Representative, or (y) with respect to any Loan Party organized under the laws of Luxembourg, a manager or director, as applicable) of such Loan Party (other than the Authorized Representative of such Loan Party signing the certificate of such Loan Party), as the case may be, certifying (i) as to the incumbency and genuineness of the signature of each Loan Party executing Loan Documents to which it is a party and (ii) that attached thereto are true, correct and complete copies of (1) the articles or certificate of incorporation, formation or other organizational document, as applicable, of such Loan Party, and all amendments thereto, certified as of a recent date by the appropriate governmental officials in its jurisdiction of incorporation or formation, as applicable, (2) the bylaws or other governing documents, as applicable, of such Loan Party as in effect on the Effective Date and (3) resolutions duly authorized by the board of directors (or other governing body) of such Loan Party authorizing and approving the execution and delivery of, and performance under, this Agreement and the other Loan Documents to which such Loan Party is a party.

(k) [Reserved].

(l) [Reserved].

(m) PATRIOT Act. Each Loan Party shall have provided the documentation and other information to the Administrative Agent that are required by regulatory authorities under the applicable “know your customer” rules and regulations, including the PATRIOT Act, at least two (2) Business Days in advance of the Effective Date, to the extent requested at least five (5) Business Days in advance thereof.

(n) Representations and Warranties. The representations and warranties set forth in Section 6 hereof and in the other Loan Documents shall be true and correct in all material respects on and as of the Effective Date with the same effect as though made on and as of such date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects on and as of such date (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct, only as of such specified date).

(o) No Default or Event of Default. At the time of and immediately after the Borrowing on the Effective Date, no Default or Event of Default shall have occurred and be continuing.

(p) DIP Budget. The Administrative Agent shall have received the DIP Budget for the period of thirteen weeks commencing with the week during which the DIP Order was entered in form and substance reasonably satisfactory to the Administrative Agent and the Lenders.

(q) DIP Order. The DIP Order shall have been entered by the Bankruptcy Court and shall not have been vacated, reversed modified, amended or stayed without the consent of the Required Lenders, in addition to such other consent rights of the Prepetition Secured Parties as set forth in the DIP Order.

(r) No Liquidation Proceedings. No trustee under chapter 7 or chapter 11 of the Bankruptcy Code or examiner with enlarged powers beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code shall have been appointed in any of the Cases.

5.02 Conditions All Borrowings. The obligation of each Lender to honor a request for a Borrowing and make Loans under this Agreement is subject to the following conditions precedent (each such event being called a “Credit Event”):

(a) Representations and Warranties. The representations and warranties set forth in Section 6 hereof and in the other Loan Documents shall be true and correct in all material respects on and as of the date of such Credit Extension with the same effect as though made on and as of such date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct in all respects on and as of such date (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date, except for any representation and warranty that is qualified by materiality or reference to Material Adverse Effect, which such representation and warranty shall be true and correct, only as of such specified date).

(b) No Default or Event of Default. At the time of and immediately after the Borrowing, no Default or Event of Default shall have occurred and be continuing.

(c) Notice of Borrowing. The Administrative Agent shall have received a Notice of Borrowing in accordance with the requirements hereof.

(d) Fees, etc. All fees and expenses required to be paid to the Agents or the Lenders hereunder (or their respective professionals) on or before the date of such Borrowing shall have been, or concurrently with the date of such Borrowing are being, paid, in each case subject to any relevant procedures set forth in the DIP Order.

Each request for a Borrowing submitted by a Borrower after the Effective Date shall be deemed to be a representation and warranty that the conditions specified in Section 5.02(a) and (b) have been satisfied on and as of the date of the applicable Borrowing.

5.03 Withdrawals. The Borrower may withdraw funds from the Loan Account subject to the satisfaction or waiver of the following conditions.

(a) The Administrative Agent and Required Lenders shall have received a withdrawal certificate from an Authorized Representative of the Borrower in the form of Exhibit D (the “Withdrawal Certificate”) no later than 12:00 p.m. (Noon) no later than one (1) Business Day prior to the proposed date of such withdrawal. Each Notice of Withdrawal shall include (i) the relevant account(s) to which, and/or persons to whom, such transfer is to be made from the Loan Account, (ii) the amount requested to be withdrawn or transferred from the Loan Account and the proposed date of withdrawal or transfer, and (iii) (A) a certification that no Default or Event of Default has occurred nor is continuing under this Agreement, and (B) the disbursements to be made by the Borrower shall be used solely for the purposes described in the Withdrawal Certificate and in a manner consistent with the DIP Budget.

(b) Subject to Section 5.01 and Section 5.02, and the other terms and conditions set forth herein, the Administrative Agent shall honor instructions received from the Borrower in the form of a Withdrawal Certificate unless and until the Administrative Agent receives notice of the occurrence and continuation of an Event of Default. On and after the date of receipt of such a notice, the Borrower shall have no right to request withdrawals from the Loan Account and the Administrative Agent shall not honor such requests until such Event of Default has been waived or cured or otherwise is no longer continuing; provided, that with the consent of the Required Lenders, the Borrower may make a withdrawal to fund the Carve-Out as contemplated by the DIP Order; provided, further, that the Administrative Agent shall not be liable for (A) any disbursement made pursuant to instructions from the Borrower or (B) irrevocable electronic funds transfers or wire transfers that are subject to cut-off times, in each case, that were processed prior to receipt of such notice.

(c) Each submission by the Borrower to the Administrative Agent of a Withdrawal Certificate shall be deemed to constitute a representation and warranty by the Borrower that the conditions set forth in Section 5.01 and Section 5.02 have been satisfied as of the date of the withdrawal. With respect to any disbursement, withdrawal, transfer, or application of funds from the Loan Account hereunder, the Administrative Agent shall be entitled to conclusively rely upon, and shall be fully protected in relying upon, (i) any Withdrawal Certificate submitted by the Borrower and (ii) any instructions from the Required Lenders. Notwithstanding anything herein to the contrary, the Administrative Agent shall have no obligation to fund any amount in excess of the amounts then held in the Loan Account.

(d) Notwithstanding any provisions to the contrary herein, while an Event of Default has occurred and is continuing, upon receiving written instructions from the Required Lenders, the Administrative Agent shall apply or direct the application of any cash balance then on deposit in or credited to the Loan Account to the payment of the Obligations in accordance with Section 4.08 and/or to fund the Carve-Out as contemplated by the DIP Order.

(e) To the extent any Withdrawal Certificate is submitted to the Administrative Agent and the applicable conditions set forth in Section 5.01, Section 5.02 and this Section 5.03 shall have been satisfied, the Administrative Agent agrees to promptly execute such documents required by the Custodian (as defined in that certain Account Control Agreement, by and among the Collateral Agent, the Borrower and Wilmington Trust, National Association, as custodian) so as not to inhibit the Borrower’s ability to withdrawal such funds from the Loan Account in accordance with the terms of this Agreement.

SECTION 6. Representations, Warranties and Agreements. In order to induce the Lenders to enter into this Agreement and to make the Loans as provided herein, the Borrower hereby makes the following representations, warranties and agreements, in each case on the Effective Date, all of which shall survive the execution and delivery of this Agreement and the Notes and the making of the Loans.

6.01 Corporate/Limited Liability Company/Limited Partnership Status. Each of the Borrower and its Restricted Subsidiaries (a) is a duly organized or incorporated and validly existing corporation, limited liability company, limited partnership, company or other business entity, as the case may be, in good standing under the laws of the jurisdiction of its organization or incorporation, (b) has the corporate or other applicable power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage and (c) is duly qualified and is authorized to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its property or the conduct of its business requires such qualifications, except for failures to be so qualified which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. Except to the extent permitted by this Agreement and pursuant to the Cases, neither the Borrower nor any of its Restricted Subsidiaries has taken any corporate action nor have any other steps been taken or legal proceedings been started or (to the best of its knowledge and belief) threatened in writing against any of them for winding up, or dissolution or for the appointment of a liquidator, administrator, receiver, administrative receiver, trustee or similar officer of any of them or any or all of their assets or revenues nor have they sought any other relief under any applicable insolvency or bankruptcy law.

6.02 Corporate Power and Authority. Subject to the entry of the DIP Order and subject to the terms thereof, each Loan Party has the corporate or other applicable power and authority to execute, deliver and perform the terms and provisions of each of the Loan Documents to which it is party and has taken all necessary corporate or other applicable action to authorize the execution, delivery and performance by it of each of such Loan Documents. Each Loan Party has duly executed and delivered each of the Loan Documents to which it is party, and each of such Loan Documents constitutes its legal, valid and binding obligation enforceable in accordance with its terms.

6.03 No Violation. Other than such violations arising as a result of the commencement of the Cases and except as otherwise excused by operation of the Bankruptcy Code or by an order of the Bankruptcy Court, neither the execution, delivery or performance by any Loan Party of the Loan Documents to which it is a party, nor compliance by it with the terms and provisions thereof, (a) will contravene in any material respect any applicable provision of any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental instrumentality, (b) will conflict in any material respect with or result in any material breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien (except pursuant to the Security Documents) upon any of the properties or assets of any Loan Party pursuant to the terms of any indenture, mortgage, deed of trust, credit agreement or loan agreement, or any other material agreement, contract or instrument, in each case to which any Loan Party is a party or by which it or any of its property or assets is bound or to which it may be subject or (c) will violate any provision of the certificate or articles of incorporation or by-laws (or equivalent organizational documents) of any Loan Party.

6.04 Governmental Approvals. Subject to the entry of the DIP Order and subject to the terms thereof, no order, consent, approval, license, authorization or validation of, or filing, recording or registration with (except for those that have otherwise been obtained or made on or prior to the Effective Date), or exemption by, any governmental or public body or authority, or any subdivision thereof, is required to be obtained or made by, or on behalf of, any Loan Party to authorize, or is required to be obtained or made by, or on behalf of, any Loan Party in connection with, (i) the execution, delivery and performance of any Loan Document or (ii) the legality, validity, binding effect or enforceability of any Loan Document.

6.05 Financial Statements; Financial Condition; Undisclosed Liabilities; Projections; etc.

(a) [Reserved].

(b) [Reserved].

(c) [Reserved].

(d) Since March 31, 2018, there has been no change in the operations, business, properties, or financial condition of the Borrower or any of its Restricted Subsidiaries taken as a whole that has had, or would reasonably be expected to have, a Material Adverse Effect.

(e) The initial DIP Budget delivered pursuant to Section 5.01(p) and each other DIP Budget delivered pursuant to Section 7.03(a)(iv) have been prepared in good faith on the basis of the assumptions stated therein, which assumptions were believed to be reasonable at the time made, it being understood that projections as to future events are not to be viewed as facts and are subject to material contingencies and assumptions, many of which are beyond the control of the Loan Parties, and actual results may vary materially from such forecasts.

6.06 Litigation. Except for the Cases, there are no actions, suits or proceedings pending or, to the knowledge of the Borrower, threatened (a) with respect to the Transaction or any Loan Document or (b) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

6.07 True and Complete Disclosure. All information (taken as a whole) furnished by or on behalf of the Borrower or its Subsidiaries in writing to the Administrative Agent or any Lender (including, without limitation, all information contained in the Loan Documents) for purposes of or in connection with this Agreement, the other Loan Documents or any transaction contemplated herein or therein is, and all other such factual information (taken as a whole) hereafter furnished by or on behalf of the Borrower or any of its Subsidiaries in writing to the Administrative Agent or any Lender will be, true and accurate in all material respects on the date as of which such information is dated or certified, not contain any untrue statement of a material fact and not incomplete by omitting to state any fact necessary to make such information (taken as a whole) not misleading in any material respect at such time in light of the circumstances under which such information was provided.

6.08 Use of Proceeds; Margin Regulations.

(a) The Borrower will use the proceeds of the Loans only for the following payments, and in each case subject to the DIP Budget and the terms of the DIP Order, for (a) the payment of interest, expenses and fees (including attorneys and other professional fees) payable under this Term Facility, (b) the payment of fees, escrow obligations, expenses and interest payments associated with the New Notes, (c) funding the Carve-Out, (d) the payment of professional fees and expenses of administering the Cases (including payments benefiting from the Carve-Out and fees incurred prior to the Effective Date), (e) the payment of the Ad Hoc Group’s professionals’ fees and expenses, (f) working capital and general corporate purposes, including capital expenditures, and permitted adequate protection payments for the Revolving Credit Obligations, (g) the payment of fees and expenses of the Consultants and (h) cash collateralizing the Nigerian Letter of Credit.

(b) Neither the Borrower nor any of the Restricted Subsidiaries is engaged principally, or as one of its important activities, in the business of extending credit for the purpose of buying or carrying Margin Stock. No proceeds of any Loan will be used for any purpose which will violate or be inconsistent with the provisions of the Margin Regulations.

6.09 Tax Returns; Payments; Tax Treatment. The Borrower and each of its Restricted Subsidiaries have timely filed with the appropriate taxing authority all material returns, statements, forms and reports for taxes or an extension therefor (the “Returns”) required to be filed by, or with respect to the income, properties or operations of, the Borrower and/or any of its Restricted Subsidiaries. The Returns accurately reflect in all material respects all liability for taxes of the Borrower and its Restricted Subsidiaries as a whole for the periods covered thereby. Each of the Borrower and each of its Restricted Subsidiaries have paid all taxes and assessments payable by it, other than those (a) that are being contested in good faith and adequately disclosed and fully provided for on the financial statements of the Borrower and its consolidated Subsidiaries in accordance with GAAP, (b) the failure of which to pay could not reasonably be expected to have a Material Adverse Effect or (c) that need not be paid pursuant to an order of the Bankruptcy Court or pursuant to the Bankruptcy Code. There is no action, suit, proceeding, investigation, audit or claim now pending or, to the best knowledge of the Borrower or any of its Restricted Subsidiaries, threatened by any authority regarding any taxes relating to the Borrower or any of its Restricted Subsidiaries that would have, or would reasonably be expected to have, a Material Adverse Effect. The Borrower is treated as a corporation for U.S. federal income tax purposes. No payment by or on account of any obligation of any Loan Party under any Loan Document shall be treated as income from sources within the United States for U.S. federal income tax purposes by reason of Section 884(f) of the Code or the Treasury regulations promulgated thereunder, other than any payment identified as U.S. source in a written notice provided to the Administrative Agent by the applicable Loan Party at least 35 days prior to the date such payment is made.

6.10 Compliance with ERISA.

(a) Schedule 6.10 sets forth, as of the Effective Date, the name of each Plan. Neither the Borrower nor any Subsidiary of the Borrower nor any ERISA Affiliate has ever sponsored, maintained, made any contributions to or has any liability in respect of any Plan which is subject to Title IV of ERISA or Section 302, 303 or 304 of ERISA or Section 412, 430 or 436 of the Code; each Plan has been maintained and operated in compliance in all materials respects with the provisions of ERISA and, to the extent applicable, the Code, including but not limited to the provisions thereunder respecting prohibited transactions except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. No action, suit, proceeding, hearing, audit or investigation with respect to the administration, operation or the investment of assets of any Plan (other than routine claims for benefits) is pending, expected or threatened except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. Except as would not result in a Material Adverse Effect, each group health plan (as defined in Section 607(1) of ERISA or Section 4980B(g)(2) of the Code) which covers or has covered employees or former employees of the Borrower, any Subsidiary of the Borrower, or any ERISA Affiliate has at all times been operated in compliance with the provisions of Part 6 of subtitle B of Title I of ERISA and Section 4980B of the Code. Under each employee welfare benefit plan within the meaning of Section 3(1) or Section 3(2)(B) of ERISA covering employees of the Borrower or any Subsidiary of the Borrower, no benefits are due thereunder unless the event giving rise to the benefit entitlement occurs prior to termination of employment (except as required by Title I, Subtitle B, Part 6 of ERISA) except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. The Borrower and each of its Subsidiaries and each ERISA Affiliate may cease contributions to any employee benefit plan maintained by any of them without incurring any material liability and may terminate any employee benefit plan maintained by any of them without incurring any liability that could reasonably be expected to result in a Material Adverse Effect.

(b) Each Foreign Pension Plan has been maintained in substantial compliance with its terms and with the requirements of any and all applicable laws, statutes, rules, regulations and orders and has been maintained, where required, in good standing with applicable regulatory authorities except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. All contributions required to be made with respect to a Foreign Pension Plan have been timely made except for any noncompliance which would not reasonably be expected to result in a Material Adverse Effect. Neither the Borrower nor any of its Subsidiaries have incurred any obligation in connection with the termination of, or withdrawal from, any Foreign Pension Plan, except that which would not reasonably be expected to result in a Material Adverse Effect. The present value of the accrued benefit liabilities (whether or not vested) under each Foreign Pension Plan, determined as of the end of the Borrower’s most recently ended fiscal year on the basis of then current actuarial assumptions, each of which is reasonable, did not (i) materially exceed the current value of the assets of such Foreign Pension Plan (other than a severance plan or similar arrangement providing for payments on termination of employment) allocable to such benefit liabilities, or (ii) exceed the current value of the assets of a Foreign Pension Plan that is a severance plan or similar arrangement providing for payments on termination of employment, except that would not reasonably be expected to result in a Material Adverse Effect.

6.11 Valid Liens; Perfection and Priority of Security Interests.

(a) The DIP Order is effective to create in favor of the Collateral Agent, for the benefit of the Lender Creditors, a legal, valid, binding and enforceable perfected security interest in the Collateral without the necessity of the execution of mortgages, security agreements, pledge agreements, financing statements or other agreements or documents.

(b) Subject to entry of the DIP Order, the Obligations shall have the status and priority set forth in Section 2.12.

6.12 Capitalization. As of the Effective Date, all of the Capital Stock of each Loan Party (other than the Borrower) is legally and beneficially owned as set forth on Schedule 6.12. Except as set forth on Schedule 6.12, all such outstanding Equity Interests have been duly and validly issued, are fully paid and non-assessable and have been issued free of preemptive rights.

6.13 Subsidiaries. On the Effective Date, (a) the Borrower has no Subsidiaries other than those Subsidiaries listed on Schedule 6.13 (which Schedule identifies the correct legal name, direct owner, percentage ownership and jurisdiction of organization of each such Subsidiary on the Effective Date) and (b) all of the Borrower’s Subsidiaries are Restricted Subsidiaries.

6.14 Compliance with Statutes, etc. Other than such violations arising as a result of the commencement of the Cases and except as otherwise excused by order of the Bankruptcy Court or the Bankruptcy Code, each of the Borrower and each of its Restricted Subsidiaries is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all governmental bodies, domestic or foreign, in respect of the conduct of its business and the ownership of its property (including applicable statutes, regulations, orders and restrictions relating to environmental standards and controls), except such noncompliance as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

6.15 Investment Company Act. Neither the Borrower nor any of its Restricted Subsidiaries is an “investment company” or a company “controlled” by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended.

6.16 Legal Names; Type of Organization (and Whether a Registered Organization); Jurisdiction of Organization; etc. Schedule 6.16 sets forth, as of the Effective Date, the legal name of the Borrower and each Subsidiary Guarantor, the type of organization of the Borrower and each Subsidiary Guarantor, whether or not the Borrower and each Subsidiary Guarantor that is a Domestic Subsidiary is a registered organization, the jurisdiction of organization of the Borrower and each Subsidiary Guarantor and the organizational identification number (if any) of the Borrower and each Subsidiary Guarantor that is a Domestic Subsidiary.

6.17 Environmental Matters.

(a) Each of the Borrower and its Restricted Subsidiaries is in compliance with all Environmental Laws and the requirements of any permits issued under such Environmental Laws except for such failures to comply that would not reasonably be expected to have a Material Adverse Effect. There are no pending or, to the knowledge of the Borrower, threatened Environmental Claims that would reasonably be expected to have a Material Adverse Effect against the Borrower or any of its Restricted Subsidiaries or any Rig, Real Property or other facility owned, leased or operated by the Borrower or any of its Restricted Subsidiaries (including any such claim to the extent known by the Borrower to exist and arising out of the ownership, lease or operation by the Borrower or any of its Restricted Subsidiaries of any Rig, Real Property or other facility formerly owned, leased or operated by the Borrower or any of its Restricted Subsidiaries but no longer owned, leased or operated by the Borrower or any of its Restricted Subsidiaries). All material licenses, permits, registrations or approvals required for the business of the Borrower and each of its Restricted Subsidiaries as currently conducted under any Environmental Law have been applied for or secured and the Borrower and each of its Restricted Subsidiaries is in compliance therewith except such noncompliance as would not reasonably be expected to have a Material Adverse Effect. There are no facts, circumstances, conditions or occurrences in respect of the business or operations of the Borrower or any of its Restricted Subsidiaries as currently conducted or planned (or, to the knowledge of the Borrower, any of the Borrower’s or any of its Restricted Subsidiaries’ respective predecessors) or any Rig, Real Property or other facility currently owned or operated by the Borrower or any of its Restricted Subsidiaries (or, to the knowledge of the Borrower, any of the Borrower’s or any of its Restricted Subsidiaries’ formerly owned or operated Rig, Real Property or other facility) that are reasonably likely (i) to form the basis of an Environmental Claim against the Borrower or any of its Restricted Subsidiaries with respect to the Borrower, any Restricted Subsidiary or any Rig, Real Property or other facility owned or operated by the Borrower or any of its Restricted Subsidiaries, or (ii) to cause such Rig, Real Property or other facility owned or operated by the Borrower or any of its Restricted Subsidiaries to be subject to any restrictions on its ownership, occupancy, use or transferability under any Environmental Law, except for, with respect to (i) such Environmental Claims, or, with respect to clause (ii), such restrictions that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Hazardous Materials have at all times been generated, used, treated or stored on, or transported to or from, or Released on or from, any Rig, Real Property or other facility owned, leased or operated by the Borrower or any of its Restricted Subsidiaries in a manner so as not to result in liability under Environmental Laws applicable to the country in which each Rig operates against Borrower or any of its Restricted Subsidiaries (x) during the time of such current ownership, lease or operation by the Borrower or any of its Restricted Subsidiaries or, (y) to the knowledge of the Borrower prior or subsequent to the time of such ownership, lease or operation by the Borrower or any of its Restricted Subsidiaries but only to the extent any such liability is imposed against the Borrower or any of its Restricted Subsidiaries, except, in the case of both (x) and (y) above, where such liability, either individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect. To the knowledge of the Borrower, Hazardous Materials have not at any time been generated, used, treated or stored on, or transported to or from, or Released on or from, any property adjoining or adjacent to any Real property or other facility of Borrower or any of its Restricted Subsidiaries, where such generation, use, treatment, storage, transportation or Release has violated or could be reasonably expected to violate any applicable Environmental law or give rise to an Environmental Claim except for such noncompliance as would not reasonably be expected to have a Material Adverse Effect.

(c) All of the Rigs comply with all Environmental Laws except such noncompliance as would not reasonably be expected to have a Material Adverse Effect. The Borrower and its Restricted Subsidiaries have made all required payments to statutory environmental insurance schemes required under Environmental Law and other environmental insurance schemes applicable to the Borrower and its Restricted Subsidiaries except such failure to make payments as would not reasonably be expected to have a Material Adverse Effect.

6.18 No Default. Other than defaults arising solely as a result of the Cases, neither the Borrower nor any of its Restricted Subsidiaries is in default under or with respect to any indenture, mortgage, deed of trust, credit agreement or loan agreement, or any other agreement, contract or instrument, in each case to which the Borrower or such Restricted Subsidiary is a party or by which it or any of its property or assets is bound or to which it may be subject, except for such defaults as would not reasonably be expected to have a Material Adverse Effect. No Default has occurred and is continuing.

6.19 Patents, Licenses, Franchises and Formulas. Each of the Borrower and each of its Restricted Subsidiaries owns, or has the right to use, all material patents, trademarks, trade secrets, service marks, trade names, copyrights, licenses, franchises and formulas, and has obtained assignments of all leases and other rights of whatever nature, necessary for the present conduct of its business, without any known conflict with the rights of others, except for such failures and conflicts which would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

6.20 Anti-Corruption Laws. The Borrower and its Restricted Subsidiaries have observed and are in compliance with all applicable laws and regulations relating to bribery and corrupt practices, including the FCPA.

6.21 Insurance. As of the Effective Date, the Loan Parties maintain the insurance required by Section 7.01.

6.22 Collateral Rigs.

(a) The name, registered owner and official number, and jurisdiction of registration and flag of each Collateral Rig are set forth on Schedule 6.22. Each Collateral Rig is operated in all material respects in compliance with all applicable law, rules and regulations (applicable to each Collateral Rig in accordance with Section 6.22(c) and as required by the applicable Classification Society). Each Collateral Rig is covered by all such insurance as is required in accordance with the requirements of the respective Collateral Rig Mortgage, if any, and Section 7.01.

(b) Each Loan Party which owns or operates or which will own or operate one or more Collateral Rigs is qualified to own and operate such Collateral Rig under the laws of its jurisdiction of incorporation and its relevant flag state.

(c) Each Collateral Rig has its Classification, free of any requirement or recommendation, other than as permitted under the Collateral Rig Mortgage, if any, related thereto.

6.23 Properties. The Borrower and each of its Restricted Subsidiaries have good and marketable title to (i) all property reflected in Schedule 6.22 and (ii) except where a failure to have good and marketable title would not reasonably be expected to have a Material Adverse Effect, all other properties owned by them, including all property reflected in the balance sheets referred to in Section 6.05(a) (except as sold or otherwise disposed of since the date of such balance sheet in the ordinary course of business or as permitted by the terms of this Agreement). The Collateral is free and clear of all Liens, other than Permitted Liens.

6.24 Anti-Terrorism. The Borrower and its Restricted Subsidiaries are in compliance in all material respects with United States laws relating to terrorism or money laundering (“Anti-Terrorism Laws”), including Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the “Executive Order”), and the PATRIOT Act.

(a) Neither the Borrower nor any of its Restricted Subsidiaries acting or benefiting in any capacity in connection with the Loans is any of the following:

(i) a Person or entity that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order;

(ii) a Person or entity that is majority-owned or controlled by, or acting for or on behalf of, any Person or entity that is listed in the annex to, or is otherwise subject to the provisions of, the Executive Order;

(iii) a Person or entity with which a Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law;

(iv) a Person or entity that commits, threatens or conspires to commit or supports “terrorism” as defined in the Executive Order;

(v) a Person or entity that is included on the Specially Designated Nationals and Blocked Persons List maintained by the Treasury Department’s Office of Foreign Assets Control (“OFAC”) or any list of Persons issued by OFAC pursuant to the Executive Order at its official website or any replacement website or other replacement official publication of such list (collectively, the “OFAC Lists”);

(vi) is, nor are any of their respective directors, officers, agents, employees or Affiliates, subject to any U.S. sanction administered by OFAC.

(b) Neither the Borrower nor, to its knowledge, any of its Restricted Subsidiaries acting in any capacity in connection with the Loans (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Person described in subsection (a)(ii) above, (ii) deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to the Executive Order or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any United States Anti-Terrorism Law.

6.25 Form of Documentation. Each of the Loan Documents is or, when executed, will be in proper legal form under the laws of the jurisdiction which governs such documents for the enforcement thereof under such laws, as applicable, subject only to such matters which may affect enforceability arising under the law of the State of New York and, to the extent applicable, the Bankruptcy Code. To ensure the legality, validity, enforceability or admissibility in evidence of each such Loan Document under the laws of the jurisdiction which governs such document, it is not necessary that any Loan Document or any other document be filed or recorded with any court or other authority in such applicable permitted jurisdiction, except as have been made, or will be made, in accordance with the definition of “Collateral and Guaranty Requirements”.

6.26 Place of Business. None of the Loan Parties has a place of business in any jurisdiction which requires any of the Security Documents to be filed or registered in that jurisdiction to ensure the validity of the Security Documents to which it is a party unless all such filings and registrations have been made or will be made, in accordance with the definition of “Collateral and Guaranty Requirements”.

6.27 No Immunity. Neither the Borrower, nor any of its Restricted Subsidiaries is a sovereign entity or has immunity on the grounds of sovereignty or otherwise from setoff or any legal process under the laws of any jurisdiction. The execution and delivery of the Loan Documents by the Loan Parties and the performance by them of their respective obligations thereunder constitute commercial transactions.

SECTION 7. Covenants. The Borrower hereby covenants and agrees that from and after the Effective Date and until all Loans, together with interest, Fees and all other Obligations (other than indemnities described in Section 12.13 which are not then due and payable) incurred hereunder and thereunder, are paid in full:

7.01 Maintenance of Property; Insurance.

(a) The Borrower will, and will cause each of its Restricted Subsidiaries to, (i) keep all material property necessary to the business of the Borrower and its Restricted Subsidiaries in good working order and condition (ordinary wear and tear and loss or damage by casualty or condemnation excepted) with such exceptions as would not reasonably be expected to have a Material Adverse Effect and (ii) furnish to the Administrative Agent, at the written request of the Administrative Agent, a complete description of the material terms of insurance carried on the Collateral Rigs.

(b) The Borrower will, and will cause each of its Restricted Subsidiaries to:

(i) insure and keep each Collateral Rig insured or cause or procure each Collateral Rig to be insured and to be kept insured at no expense to the Agents in regard to (collectively, the “Insurances”):

(1) hull and machinery (including increased value insurance);

(2) war risks (including common conditions and exclusions);

(3) protection and indemnity risks (including vessel pollution risks);

(4) mortgagee’s interest risks (including additional perils pollution);

(5) loss of hire, to the extent reasonably deemed prudent by the Borrower in light of the cost of obtaining such insurance; and

(6) such other insurances as a prudent owner of similar vessels of the same age and type would obtain or would legally be required to obtain when operating in the same trade and geographic area as such Collateral Rig, as well as any insurances required to meet the requirements of the jurisdiction where such Collateral Rig is employed with named windstorm coverage exclusions while a Collateral Rig is operating in the Gulf of Mexico;

provided that neither the Borrower nor any of its Restricted Subsidiaries shall be required to procure or maintain any insurance otherwise required to be procured or maintained under this clause (i), if such insurance is not commercially available in the commercial insurance market.

(ii) effect the Insurances or cause or procure the same to be effected:

(1) in such amounts and upon such terms and with such deductibles as shipowners engaged in the same or similar business and similarly situated would deem commercially prudent under the circumstances; and

(2) through the owner’s approved broker (the “Owner’s Insurance Broker”) and reputable independent insurance companies and/or underwriters (including mutual insurance schemes and /or captive insurance schemes) in Europe, North America, the Far East and other established insurance markets except that the insurances against protection and indemnity risks may be effected by the entry of the Collateral Rigs with protection and indemnity associations which are members of the IGA or, if the IGA has disbanded and there is no successor or replacement body of associations, other leading protection and indemnity associations and the insurances against war risks may be effected by the entry of the Collateral Rig with leading war risks associations (hereinafter called the “Insurers”);

(iii) renew or replace all such Insurances or cause or procure the same to be renewed or replaced before the relevant policies or contracts expire and to procure that the Owner’s Insurance Broker and/or the relevant protection and indemnity association or war risks association shall promptly confirm in writing to the Collateral Agent, upon its request, as and when each such renewal or replacement is effected;

(iv) duly and punctually pay, or cause duly and punctually to be paid, all premiums, calls, contributions or other sums payable in respect of all such Insurances, to produce or to cause to be produced all relevant receipts when so required by the Collateral Agent and duly and punctually to perform and observe or to cause duly and punctually to be performed and observed any other obligations and conditions under all such Insurances;

(v) subject to the DIP Order (including the Priority Waterfall) in all respects, procure that all policies, binders, cover notes or other instruments of the Insurances referred to in clauses (1), (2) and (5) of clause (i) above shall be taken out in the name of the Borrower or any Subsidiary Guarantor or a Restricted Subsidiary, with the Collateral Agent as an additional insured (without liability for premiums), as its interests may appear, and shall incorporate a loss payable clause naming the Collateral Agent as loss payee prepared in compliance with the terms of the Assignment of Insurance Proceeds;

(vi) procure that, upon request of the Collateral Agent, copies of all original such instruments of Insurances shall be from time to time delivered to the Collateral Agent after receipt by the Borrower or a Restricted Subsidiary thereof;

(vii) not employ any Collateral Rig or suffer any Collateral Rig to be employed otherwise than in conformity with the terms of all policies, bindings, cover notes or other instruments of the Insurances (including any warranties express or implied therein) without first obtaining the written consent of the Insurers to such employment (if required by such Insurers) and complying with such requirements as to extra premiums or otherwise as the Insurers may prescribe;

(viii) subject to the DIP Order (including the Priority Waterfall) in all respects, cause any proceeds in respect of the Insurances referred to in paragraph (i) above (except clauses (3), (4) and, as applicable, (6) of such paragraph) to be paid to the Borrower or any Subsidiary Guarantor that then owns the Collateral Rig or any Internal Charterer (subject to provisions as to named insureds, additional insureds and loss payees in favor of the Collateral Agent as required by this Section 7.01(b)); and

(ix) upon the request of the Collateral Agent, do all things necessary, proper and desirable, and execute and deliver all documents and instruments, to enable the Collateral Agent to collect or recover any moneys to become due in respect of the Insurances.

7.02 Existence. Subject to Section 7.02, the Borrower shall do or cause to be done all things necessary to preserve and keep in full force and effect its existence.

7.03 Reports.

(a) Whether or not the Borrower is then subject to Section 13(a) or 15(d) of the Exchange Act, the Borrower shall furnish to the Administrative Agent and the Lenders, so long as any Term Loans are outstanding:

(i) within 75 days after the end of each of the first three fiscal quarters in each fiscal year, reports on Form 6-K (or any successor form) containing, whether or not required, the Borrower’s unaudited quarterly consolidated financial statements (including a balance sheet and statement of income, changes in stockholders’ equity and cash flow) and a Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) (or equivalent disclosure) for and as of the end of such fiscal quarter (with comparable financial statements for the corresponding fiscal quarter of the immediately preceding fiscal year);

(ii) within the time period required under the rules of the SEC for the filing of Form 20-F (or any successor form) for each fiscal year, an annual report on Form 20-F (or any successor form) containing the information required to be contained therein (including the Borrower’s audited consolidated financial statements, a report thereon by the Borrower’s certified independent accountants and an MD&A) for such fiscal year;

(iii) at or prior to such times as would be required to be filed or furnished to the SEC if the Borrower was then a “foreign private issuer” subject to Section 13(a) or 15(d) of the Exchange Act (whether or not the Borrower is then subject to such requirements), all such other reports and information that the Borrower would have been required to file or furnish pursuant thereto; and

(iv) (1) For each Test Date, a Budget Variance Report as of the end of the immediately preceding calendar week and (2) every fourth week after the Effective Date, an updated DIP Budget setting forth on a weekly basis for the next thirteen weeks (commencing with the immediately succeeding calendar week) an updated budget for such period; provided that the Required Lenders, in their reasonable discretion, shall have the right to approve any updates or amendments contained in any budget delivered pursuant to this clause (iv) by providing the Borrower specific notice thereof within four (4) Business Days after the delivery by the Borrower of such updates or amendments; provided, further, that, (x) to the extent the Required Lenders provide such approval within such period of four (4) Business Days, the updates to or amendments of the DIP Budget shall constitute the DIP Budget, and (y) to the extent the Required Lenders do not provide such approval notice within such period of four (4) Business Days, then the DIP Budget in effect prior thereto, without giving effect to such updates or amendments, shall continue to constitute the DIP Budget until otherwise agreed to among the Loan Parties and the Required Lenders.

(b) All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. In addition, the Borrower shall electronically file or furnish, as the case may be, a copy of all such information and reports referred to in clauses (i) through (iii) of Section 7.03(a) with the SEC for public availability within the time periods specified therein at any time the Borrower is then subject to Section 13(a) or 15(d) of the Exchange Act and make such information available to the Lenders upon request. The Borrower shall be deemed to have furnished such reports referred to above to the Administrative Agent and the Lenders if the Borrower has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. If, notwithstanding the foregoing, the SEC will not accept the Borrower’s filings for any reason, the Borrower will post the reports referred to in the preceding paragraph on its website within the time periods that would apply to non-accelerated filers if the Borrower were required to file those reports with the SEC. The Borrower agrees that, for so long as any Loans remain outstanding, it will hold and participate in quarterly conference calls with the Lenders and securities analysts relating to the financial condition and results of operations of the Borrower and the Restricted Subsidiaries.

7.04 Compliance Certificate; Other Information.

(a) The Borrower shall deliver to the Administrative Agent, within 120 days after the end of each fiscal year ending after the Effective Date, a certificate from an Authorized Representative of the Borrower stating that a review of the activities of the Borrower and the Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Authorized Representative with a view to determining whether the Borrower has kept, observed, performed and fulfilled their obligations under this Agreement and the other Loan Documents, and further stating, as to each such Authorized Representative signing such certificate, that, to the best of his or her knowledge, the Borrower and the Restricted Subsidiaries have kept, observed, performed and fulfilled each and every covenant contained in this Agreement and the other Loan Documents applicable to them and are not in default in the performance or observance of any of the terms, provisions and conditions thereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Borrower is taking or proposes to take with respect thereto).

(b) The Borrower shall, so long as any of the Term Loans are outstanding, deliver to the Administrative Agent, within 3 Business Days of any of its Authorized Representatives becoming aware of any Default or Event of Default, a written statement specifying such Default or Event of Default and what action the Borrower is taking or proposes to take with respect thereto.

(c) The Borrower shall deliver to the Administrative Agent by the earlier of (i) two Business Days prior to being filed (and if impracticable, then as soon as possible and in no event later than promptly after being filed) on behalf of any of the Debtors with the Bankruptcy Court or (ii) at the same time as such documents are provided by any of the Debtors to any statutory committee appointed in the Cases or the U.S. Trustee, all notices, filings, motions, pleadings or other information concerning the financial condition of the Borrower or any of its Subsidiaries, the Transactions or other Indebtedness of the Loan Parties or any request for relief under Section 363, 365, 1113 or 1114 of the Bankruptcy Code or Section 9019 of the Federal Rules of Bankruptcy Procedure.

7.05 Payment of Taxes. The Borrower shall pay, and shall cause each of its Restricted Subsidiaries to pay, prior to delinquency, all taxes, assessments, and governmental levies except (i) such as are contested in good faith and by appropriate proceedings or (ii) where the failure to make such payments would not reasonably be expected to have a Material Adverse Effect.

7.06 [Reserved].

7.07 Additional Security; Additional Subsidiary Guarantors; Internal Charterers; Further Assurances.

Subject to the Collateral and Guaranty Requirements and the DIP Order (including the Priority Waterfall):

(a) The Borrower will, and will cause each of its Restricted Subsidiaries to, at any time and from time to time, (x) at the expense of the Borrower or such Restricted Subsidiary, promptly execute and deliver all further instruments and documents, and take all further action, that may be reasonably necessary, or that the Administrative Agent may reasonably require, to perfect, preserve, protect and maintain any Lien granted or purported to be granted hereby or by the other Loan Documents, or to enable the Collateral Agent to exercise and enforce its rights and remedies with respect to any Collateral and (y) keep on board the Collateral Rig each such document or record as may be required by law and cause such particulars relating to the relevant Collateral Rig Mortgage, if any, to be recorded as may be required by law. Without limiting the generality of the foregoing, to the extent requested by the Administrative Agent at the direction of the Required Lenders, the Borrower will execute and file, or cause to be filed, such financing or continuation statements under the UCC (or any non-U.S. equivalent thereto), or amendments thereto, such amendments or supplements to any Collateral Rig Mortgage, and such other instruments or notices, as may be reasonably necessary, or that the Administrative Agent at the direction of the Required Lenders may reasonably require, to perfect, preserve, protect and maintain the Liens granted or purported to be granted hereby and by the Loan Documents.

(b) The Borrower and the other Loan Parties hereby authorize the Collateral Agent to file one or more financing or continuation statements under the UCC (or any non-U.S. equivalent thereto), and amendments thereto, relative to all or any part of the Collateral without the signature of the Borrower or any other Loan Party, where permitted by law. The Collateral Agent will promptly send the Borrower a copy of any financing or continuation statements which it may file without the signature of the Borrower or any other Loan Party and the filing or recordation information with respect thereto.

(c) (1) Other than formation of the Escrow Vehicles, if at any time the Borrower forms or acquires any new direct or indirect Restricted Subsidiary (each such new Restricted Subsidiary, an “Additional Subsidiary Guarantor”), such Additional Subsidiary Guarantor shall be required to execute and deliver to the Administrative Agent or Collateral Agent, as applicable, a guaranty supplement in form and substance satisfactory to the Administrative Agent or Collateral Agent, as applicable, and, to the extent requested by the Required Lenders in their sole discretion, the U.S. Security Agreement, in each case, substantially in the form attached thereto (and/or, in the case of Foreign Subsidiaries of the Borrower, upon the request of the Administrative Agent and based on advice of local counsel, such Foreign Subsidiary Guaranties as would have been entered into by the respective Additional Subsidiary Guarantor if same had been a Subsidiary Guarantor on the Effective Date (determined in accordance with the criteria described in the definition of “Collateral and Guaranty Requirements”)), and in each case shall take all actions in connection therewith as would otherwise have been required to be taken pursuant to Section 6 if such Subsidiary had been a Loan Party on the Effective Date. The Borrower agrees that each action required above by this Section 7.07(c)(1) shall be completed contemporaneously with (or, except with respect to Collateral Rig Mortgages, within 30 days of) such Subsidiary becoming an Additional Subsidiary Guarantor.

(2) If at any time any Subsidiary of the Borrower becomes an Subsidiary Guarantor, such Subsidiary shall be required to execute and deliver to the Collateral Agent, counterparts of or a supplement (substantially in the form attached thereto), as applicable, to the U.S. Pledge Agreement (and/or, in the case of Foreign Subsidiaries of the Borrower, upon the request of the Administrative Agent and based on advice of local counsel, such Foreign Pledge Agreements as would have been entered into by the respective Subsidiary Guarantor if the same had been an Subsidiary Guarantor on the Effective Date (determined in accordance with the criteria described in the definition of “Collateral and Guaranty Requirements”)) and shall take all actions in connection therewith as would otherwise have been required to be taken pursuant to

Section 6 if such Subsidiary had been an Subsidiary Guarantor on the Effective Date. The Borrower agrees that each action required above by this Section 7.07(c)(2) shall be completed contemporaneously with (or within 30 days of) such Subsidiary becoming an Subsidiary Guarantor.

(d) The Borrower will promptly, but in any event within five (5) Business Days, notify the Administrative Agent, in writing, of any appointment of or termination of the appointment of, an Approved Manager. Prior to or concurrently with the execution and delivery of any management Agreement, the Borrower will cause the relevant Collateral Vessel-Owning Subsidiary and Approved Manager to execute and deliver to the Administrative Agent an Assignment of Management Agreement. Prior to or concurrently with the execution and delivery of any Internal Charter, the Borrower will cause the relevant Collateral Vessel-Owning Subsidiary and Internal Charter to execute and deliver to the Administrative Agent an Assignment of Internal Charter.

7.08 Limitations on Liens. Except for Permitted Liens, the Borrower will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist (a) any Lien of any kind on any Collateral, except pursuant to a Security Document or (b) any Lien of any kind securing Indebtedness on any of its property or assets that are not Collateral.

7.09 Limitations on Consolidation or Merger etc.

(a) Subject to the provisions of any Acceptable Plan of Reorganization, the Borrower will not directly or indirectly: (i) amalgamate, consolidate or merge with or into another Person (whether or not the Borrower is the Person formed by or surviving any such amalgamation, consolidation or merger); or (ii) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Borrower and the Restricted Subsidiaries, taken as a whole, in each case, in one transaction or a series of related transactions, including by way of liquidation or dissolution, to another Person. For the purposes of the foregoing, entry by the Borrower or any Restricted Subsidiary of the Borrower into one or more Drilling Contracts or other charters, pool agreements or drilling contracts with respect to any Rigs will be deemed not to constitute a sale, assignment, transfer, conveyance or other disposition subject to this Section 7.09(a).

(b) Subject to the provisions of any Acceptable Plan of Reorganization, no Subsidiary Guarantor will, directly or indirectly, amalgamate, consolidate or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person, other than the Borrower or another Subsidiary Guarantor.

7.10 Limitations on Restricted Payments. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly make any Restricted Payments.

7.11 Limitations on Indebtedness.

(a) The Borrower will not, and will not permit any of the Restricted Subsidiaries to, Incur any Indebtedness or issue any Disqualified Stock, and the Borrower will not permit any of the Restricted Subsidiaries to issue any shares of Preferred Stock.

(b) The provisions of Section 7.11(a) will not prohibit the Incurrence of Permitted Debt.

(c) [reserved].

(d) For purposes of determining compliance with any dollar-denominated restriction on the Incurrence of Indebtedness, the Dollar Equivalent of the principal amount of Indebtedness denominated in another currency will be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term Indebtedness, or first committed, in the case of Indebtedness Incurred under a revolving credit facility; provided that (i) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a currency other than dollars, and such refinancing would cause the applicable dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such dollar-denominated restriction will be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced and (ii) the Dollar Equivalent of the principal amount of any such Indebtedness outstanding on the Effective Date will be calculated based on the relevant currency exchange rate in effect on the Effective Date.

(e) Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Borrower or the applicable Restricted Subsidiary may Incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

The amount of any Indebtedness outstanding as of any date will be:

(1) the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

(2) the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(3) in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(f) the Fair Market Value of such assets at the date of determination;

(g) the amount of the Indebtedness of the other Person; and

(1) in the case of Hedging Obligations, the termination value of the agreement or arrangement giving rise to such Hedging Obligations that would be payable by the specified Person at such date.

7.12 Transactions with Affiliates.

(a) The Borrower will not, and will not permit any of the Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Borrower and any Restricted Subsidiary (each, an “Affiliate Transaction”), unless, and subject to any necessary Bankruptcy Court approval and the terms of the DIP Budget:

(i) the Affiliate Transaction is on terms that are either (1) no less favorable to the Borrower or the relevant Restricted Subsidiary than those that could have been obtained in a comparable arm’s-length transaction by the Borrower or such Restricted Subsidiary with a Person that is not an Affiliate of the Borrower and any Restricted Subsidiary or (2) if in the good faith judgment of the Borrower’s Board of Directors, no comparable transaction is available with which to compare such Affiliate Transaction, such Affiliate Transaction is otherwise fair to the Borrower or the relevant Restricted Subsidiary from a financial point of view; and

(ii) the Borrower delivers to the Administrative Agent:

(1) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $2,000,000, a resolution of the Board of Directors of the Borrower set forth in a certificate of an Authorized Representative certifying that such Affiliate Transaction or series of related Affiliate Transactions complies with this covenant and that such Affiliate Transaction or series of related Affiliate Transactions has been approved by a majority of the disinterested members of the Board of Directors of the Borrower; and

(2) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $4,000,000, an opinion issued to the Board of Directors of the Borrower by an accounting, appraisal or investment banking firm of international standing or generally recognized in the shipping or offshore drilling industries as qualified to perform the tasks for which such firm has been engaged as to the fairness to the Borrower or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view or that the terms of such Affiliate Transaction are no less favorable to the Borrower or the relevant Restricted Subsidiary than those that could have been obtained in a comparable arm’s-length transaction by the Borrower or such Restricted Subsidiary with a Person that is not an Affiliate of the Borrower and any Restricted Subsidiary.

(b) For the avoidance of doubt, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration of $2,000,000 or less, the determination that such Affiliate Transaction or series of Affiliate Transactions complies with this covenant may be made by a Financial Officer of the Borrower.

(c) The following items will not be deemed to be Affiliate Transactions, as applicable, and, therefore, will not be subject to the provisions of Sections 7.12(a) or 7.12(b):

(i) any employment agreement, employee benefit plan, compensation plan or arrangement, officer or director indemnification agreement or any similar arrangement entered into by the Borrower or any of its Subsidiaries in the ordinary course of business and payments pursuant thereto;

(ii) any Affiliate Transaction contemplated by the CS Commitment Order;

(iii) transactions solely between or among the Borrower and/or any of its Restricted Subsidiaries;

(iv) any Affiliate Transaction among the Borrower or a Subsidiary Guarantor, on the one hand, and PDSI or PDVIII, on the other hand, approved by the Bankruptcy Court pursuant to a Final Order and reasonably acceptable to the Required Lenders;

(v) [reserved];

(vi) [reserved];

(vii) Permitted Investments and Restricted Payments that do not violate Section 7.10;

(viii) any Affiliate Transaction contemplated by the DIP Budget and authorized or approved pursuant to (x) the DIP Order or (y) any other order entered by the Bankruptcy Court with the consent of the Required Lenders; and

(ix) any agreement as in effect on the Effective Date or any amendments, renewals or extensions of any such agreement (so long as such amendments, renewals or extensions are not less favorable to the Lenders).

7.13 Limitations on Dividends and Other Payment Restrictions Affecting Subsidiaries.

(a) Other than as pursuant to an order of the Bankruptcy Court with the consent of the Required Lenders or the Bankruptcy Code, the Borrower will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create or permit to become effective any consensual encumbrance or restriction on the ability of any of the Restricted Subsidiaries to:

(i) pay dividends or make any other distributions on its Capital Stock to the Borrower or any of the Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to the Borrower or any of the Restricted Subsidiaries; provided that the priority that any series of preferred stock of a Restricted Subsidiary has in receiving dividends or liquidating distributions before dividends or liquidating distributions are paid in respect of common stock of such Restricted Subsidiary shall not constitute a restriction on the ability to make dividends or distributions on Capital Stock for purposes of this covenant;

(ii) make loans or advances to the Borrower or any of the Restricted Subsidiaries; or

(iii) sell, lease or transfer any of its properties or assets to the Borrower or any of the Restricted Subsidiaries

(all such actions set forth in these clauses (i) through (iii) above being collectively referred to as “Intercompany Transfers”).

(b) However, the preceding restrictions will not apply to encumbrances or restrictions on the ability of any of the Restricted Subsidiaries to make Intercompany Transfers existing under or by reason of:

(i) agreements governing Indebtedness as in effect on the Effective Date, including under the Existing Secured Debt;

(ii) [reserved];

(iii) the Loan Documents;

(iv) applicable law, rule, regulation or order;

(v) [reserved];

(vi) customary non-assignment provisions in contracts and licenses entered into in the ordinary course of business;

(vii) purchase money obligations for property acquired in the ordinary course of business, mortgage financings and Capital Lease Obligations that impose restrictions on the property purchased or mortgaged or leased of the nature described in Section 7.13(a)(iii);

(viii) [reserved];

(ix) Liens permitted to be Incurred under Section 7.08 that limit the right of the debtor to dispose of the assets subject to such Liens;

(x) [reserved];

(xi) restrictions on cash or other deposits or net worth imposed by customers or suppliers or required by insurance, surety or bonding companies, in each case, under contracts entered into in the ordinary course of business;

(xii) [reserved]; and

(xiii) encumbrances or restrictions of the nature described in Section 7.13(a)(iii) with respect to property under a charter, lease or other agreement that has been entered into in the ordinary course for the employment, charter or other hire of such property.

7.14 [Reserved].

7.15 Inspection Rights. The Borrower shall permit (i) a nationally-recognized operational consultant retained by the Lenders in their sole discretion (the “Operational Consultant”) and (ii) an industry expert retained by the Ad Hoc Group (together with the Operational Consultant, the “Consultants”), in each case to, with respect to the Borrower and each Restricted Subsidiary, (i) examine its corporate, financial and operating records, and make copies thereof or abstracts therefrom and (ii) to discuss the affairs, finances and accounts with its directors, officers, and independent public accountants, in each case at the expense of the Borrower and at reasonable times upon reasonable advance notice to the Borrower.

7.16 Business. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to the Borrower and the Restricted Subsidiaries taken as a whole.

7.17 Rights to Earnings from the Collateral Rigs. The Borrower will not permit any of its Subsidiaries (other than any Subsidiary Guarantor) to be or become party to a Drilling Contract in respect of a Collateral Rig (including as a charterer of a Collateral Rig) or otherwise hold the right to directly receive any Earnings or any other Related Assets with respect to a Collateral Rig; provided, that a Local Content Subsidiary may be a party to a Drilling Contract in respect of a Collateral Rig or otherwise hold the right to receive Earnings or to any Related Assets with respect to a Collateral Rig to the extent required by any law or regulation of any applicable jurisdiction, so long as such Local Content Subsidiary does not receive more than 20% of the Earnings or Related Assets with respect to such Collateral Rig. The Borrower shall, or shall cause one or more of the Subsidiary Guarantors to, at all times maintain the Earnings Accounts, and each Earnings Account shall at all times be in the name of the Borrower or a Subsidiary Guarantor.

7.18 Limitation on Asset Sales.

(a) The Borrower will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, consummate any Asset Sale unless:

(i) the Borrower or the Restricted Subsidiary, as the case may be, receives consideration at the time of consummation of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(ii) at least 75% of the consideration received in such Asset Sale by the Borrower or such Restricted Subsidiary is in the form of cash or Cash Equivalents; provided, however, to the extent that any disposition in such Asset Sale was of Collateral, the non-cash consideration received is pledged as Collateral under the Security Documents within 20 Relevant Business Days, in accordance with the requirements set forth in this Agreement;

provided, that the aggregate Fair Market Value of all Asset Sales pursuant to this clause (a) shall not exceed $5,000,000 in the aggregate, unless otherwise consented to by the Required Lenders.

(b) Subject to the DIP Order (including the Priority Waterfall), within three (3) Business Days of the receipt by the Borrower or any Restricted Subsidiary of any Net Proceeds from any Asset Sale, the Borrower shall prepay the Loans in an amount equal to 100% of the Net Proceeds from such Asset Sale that exceed $500,000. The amounts prepaid shall be applied to the outstanding principal installments of the Loan on a pro rata basis until the Loans are paid in full.

(c) [reserved].

(d) [reserved].

(e) Notwithstanding anything to the contrary contained in this Section 7.18 with respect to any Asset Sale that is an Event of Loss, such Event of Loss and the Event of Loss Proceeds in respect thereof will be governed by Section 4.02(a) and not this Section 7.18.

7.19 Certain Case Milestones. The Borrower shall, and shall cause each Restricted Subsidiary to, complete each milestone related to the Cases set forth on Schedule 7.19.

SECTION 8. Events of Default. Each of the following specified events shall constitute an “Event of Default”:

8.01 Payments. The Borrower shall (a) default in the payment when due of any principal of any Loan or any Note or (b) default, and such default shall continue unremedied for 3 or more Business Days, in the payment when due of any interest on any Loan or Note or any Fees or any other amounts owing hereunder or under any other Loan Document; or

8.02 Representations, etc. Any representation, warranty or statement made or deemed made by any Loan Party herein or in any other Loan Document or in any certificate delivered to the Administrative Agent or any Lender pursuant hereto or thereto shall prove to be untrue or misleading in any material respect on the date as of which made or deemed made; or

8.03 Covenants.

(a) Failure by the Borrower or any Subsidiary Guarantor to comply with Section 7.09 or Section 7.19; or

(b) failure by the Borrower or any of the Restricted Subsidiaries for 5 days after notice to the Borrower by the Administrative Agent to comply with any covenant or agreement in the Loan Documents (other than a default referred to in Sections 8.01, 8.02 or 8.03(a)) or the Security Documents, if any.

8.04 Cross Default. Other than as a result of the Cases, default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness of the Borrower or any of the Restricted Subsidiaries (or the payment of which is guaranteed by the Borrower or any of the Restricted Subsidiaries), whether such Indebtedness or guarantee now exists or is created after the Effective Date, if the effect of such default is to accelerate the maturity of such Indebtedness or to permit the holder or holders of such Indebtedness, or any trustee or agent for such holders, to cause or declare such Indebtedness to become immediately due and payable (without giving effect to any grace period) and such actions are not stayed by operation of the Bankruptcy Code.

8.05 Judgments. Other than any judgment entered against the Company related to the Pacific Zonda Arbitration, failure by the Borrower or any of the Restricted Subsidiaries to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of $1,000,000, which judgments are not paid, discharged or stayed for a period of 30 days or by operation of the Bankruptcy Code;

8.06 Security Documents. The Borrower or any Restricted Subsidiary asserts in writing that any Lien created under the DIP Order or the Security Documents, if any, is invalid or unenforceable;

8.07 Guarantees. Except as permitted by this Agreement or any Subsidiary Guaranty, any Subsidiary Guaranty of a Subsidiary Guarantor is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Person duly acting on behalf of any such Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty; and

8.08 [Reserved].

8.09 Cases.

(a) Any of the Cases (other than the Cases of PDSI or PDVIII) shall be dismissed or converted to a case under chapter 7 of the Bankruptcy Code or any Debtor shall file a motion or other pleading seeking the dismissal of any of the Cases or a trustee under chapter 11 or chapter 7 of the Bankruptcy Code or an examiner with enlarged powers relating to the operation of the business (powers beyond those set forth in Section 1106(a)(3) and (4) of the Bankruptcy Code) shall be appointed; or

(b) An order of the Bankruptcy Court shall be entered granting any Other Superpriority Claim (other than with respect to (a) the Carve-Out in any of the Cases or (b) any application or order that provides for immediate indefeasible payment in full in cash of the Obligations other than contingent indemnification obligations not yet due) that is pari passu with or senior to the Superpriority Claims arising hereunder or under any of the other Loan Documents, or the Loan Parties shall create or incur, or the Bankruptcy Court enters an order granting, any Lien which is pari passu with or senior to any Liens under the Loan Documents not otherwise permitted hereunder or under the DIP Order; or

(c) The Bankruptcy Court shall enter an order or orders granting relief from the automatic stay applicable under Section 362 of the Bankruptcy Code (or equivalent) so as to (A) permit a third party to proceed on any assets of any of the Debtors which have a value in excess of $1,000,000 in the aggregate or (B) permit other actions that would result in a Material Adverse Effect on the Debtors or their estates (taken as a whole); or

(d) The Bankruptcy Court shall enter an order in any of the Cases denying or terminating the Debtors’ use of cash; or

(e) (A) An order of the Bankruptcy Court shall be entered reversing, amending, supplementing, staying, vacating or otherwise amending, supplementing or modifying the DIP Order, or any Debtor shall apply for the authority to do so, without the prior written consent of the Administrative Agent and the Required Lenders; (B) the DIP Order shall cease to create a valid and perfected Lien on the Collateral or to be in full force and effect; (C) an order shall have been entered by the Bankruptcy Court modifying the adequate protection obligations granted in any Order without the prior written consent of the Required Lenders, (D) an order shall have been entered by the Bankruptcy Court avoiding or requiring disgorgement by any Agent or any of the Lenders of any amounts received in respect of the Obligations, (E) any Loan Party shall file a motion or other request with the Bankruptcy Court seeking any financing under Section 364(d) of the Bankruptcy Code secured by any of the Collateral that does not provide for termination of the Commitments and indefeasible payment in full in cash of the Obligations (other than contingent indemnity obligations not yet due) or (F) other than with respect to the Carve-Out, a final non-appealable order in the Cases shall be entered charging any of the Collateral under Section 506(c) of the Bankruptcy Code against the Lenders; or

(f) Except as permitted by the DIP Budget, any Final Order of the Bankruptcy Court, or as otherwise permitted hereunder, any Debtor shall make any Prepetition Payment; or

(g) Any Loan Party or other Subsidiary shall take any action in support of any filing by any Person of a plan of reorganization that is not an Acceptable Plan of Reorganization (other than the Cases of PDSI or PDVIII) or any other Person shall do so and such application is not contested in good faith by the Loan Parties and the relief requested is granted in an order that is not stayed pending appeal, in each case unless the Administrative Agent (with the consent of the Required Lenders) consents to such action; or

(h) The Bankruptcy Court shall grant any motion which seeks to, (1) disallow in whole or in part any of the Obligations arising under this Agreement or any other Loan Document, (2) disallow in whole or in part any of the Indebtedness owed by the Loan Parties under the Existing Credit Agreement Documents, (3) challenge the validity and enforceability of the Liens or security interests granted under any of the Loan Documents or in the DIP Order in favor of the Administrative Agent, or (4) challenge the validity and enforceability of the Liens or security interests granted under the Existing Credit Agreement Documents or in any Order in favor of the Existing Credit Agreement Agent or Existing Credit Agreement Lenders; or

(i) Termination or expiration of any exclusivity period for any Loan Party to file or solicit acceptances for a plan of reorganization; or

(j) Noncompliance by any Loan Party or any of its Subsidiaries with the terms of the DIP Order.

8.10 Remedies Upon Event of Default.

(a) Subject to any notice and other limitations provided for in the DIP Order, if an Event of Default occurs and is continuing, the Administrative Agent or the Required Lenders may (and the Administrative Agent will, if directed by the Required Lenders) (i) declare the Commitments to be terminated (ii) declare the Term Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any other liabilities of the Loan Party accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, other than as required by the DIP Order, all of which are hereby expressly waived by the Loan Parties, anything contained herein or in any other Loan Document to the contrary notwithstanding and (iii) freeze monies held by or on behalf of the Agents or any Lender in any accounts (including the Loan Account) and/or immediately set-off any and all amounts in any such accounts against the Obligations. In addition, but subject to any notice and other limitations provided for in the DIP Order, the Administrative Agent may, and at the request of the Required Lenders shall, exercise all other rights and remedies available to the Administrative Agent, the Collateral Agent and/or the Lenders under the DIP Order to effect the repayment of the Obligations. Each Loan Party shall remain liable to the Administrative Agent and Lenders for the payment of any deficiency with interest at the highest rate provided for herein and all costs and expenses of collection or enforcement, including attorneys’ fees and expenses.

(b) Notwithstanding the foregoing, the Required Lenders by notice to the Administrative Agent may, on behalf of all Lenders, rescind an acceleration or waive any existing Default or Event of Default and its consequences under the Agreement except a continuing Default or Event of Default in the payment of principal of, or premium, if any, interest, if any, on, the Loans (other than a payment Default or Event of Default that resulted from an acceleration that has been rescinded).

(c) Except as provided for in the DIP Order (and subject to the terms thereof), no Loan Party shall seek to enjoin, hinder, delay or object to the Administrative Agent’s or the Collateral Agent’s exercise of rights and remedies in accordance with the DIP Order in any jurisdiction, and, at any proceeding with respect to the Administrative Agent’s or the Collateral Agent’s exercise of rights and remedies, no Loan Party shall raise any substantive objections, other than to challenge the occurrence of the relevant Event of Default.

(d) For the purpose of enabling the Administrative Agent and the Collateral Agent to exercise the rights and remedies hereunder, each Loan Party hereby grants to the Administrative Agent and the Collateral Agent, to the extent assignable, an irrevocable, non-exclusive license (exercisable at any time an Event of Default shall exist or have occurred and for so long as the same is continuing) without payment of royalty or other compensation to such Loan Party, to use, assign, license or sublicense any of the trademarks, service-marks, trade names, business names, trade styles, designs, logos and other source of business identifiers and other intellectual property and general intangibles now owned or hereafter acquired by such Loan Party, wherever the same maybe located, including in such license reasonable access to all media in which any of the licensed items may be recorded or stored and to all computer programs used for the compilation or printout thereof.

(e) In addition, to the extent provided above and in the DIP Order, the automatic stay provided in section 362 of the Bankruptcy Code shall, as provided in the DIP Order, be deemed automatically vacated to enable the Administrative Agent, the Collateral Agent and the Lenders to exercise their respective rights and remedies hereunder and thereunder without further action or order of the Bankruptcy Court.

SECTION 9. The Agents.

9.01 Appointment. The Lenders in their capacities as Lenders hereby irrevocably designate and appoint Wilmington Trust, National Association, as Administrative Agent and as Collateral Agent to act as specified herein and in the other Loan Documents. Each Lender hereby irrevocably authorizes, and each holder of any Note by the acceptance of such Note shall be deemed irrevocably to authorize, each Agent to take such action on its behalf under the provisions of this Agreement, the other Loan Documents and any other instruments and agreements referred to herein or therein and to exercise such powers and to perform such duties hereunder and thereunder as are specifically delegated to or required of the each Agent by the terms hereof and thereof and such other powers as are reasonably incidental thereto. Each Agent may perform any of its respective duties hereunder by or through its officers, directors, agents, employees or affiliates.

9.02 Nature of Duties.

(a) Each Agent shall not have any duties or responsibilities except those expressly set forth in this Agreement and in the other Loan Documents. Neither Agent nor any of its respective officers, directors, agents, employees or affiliates shall be liable for any action taken or omitted by it or them hereunder or under any other Loan Document or in connection herewith or therewith, unless caused by its or their gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non–appealable decision). The duties of each Agent shall be mechanical and administrative in nature; each Agent shall not have by reason of this Agreement or any other Loan Document a fiduciary relationship in respect of any Lender or the holder of any Note, and nothing in this Agreement or in any other Loan Document, expressed or implied, is intended to or shall be so construed as to impose upon each Agent any obligations in respect of this Agreement or any other Loan Document except as expressly set forth herein or therein.

(b) It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent or Collateral Agent in such capacities is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties.

(c) Each Agent, in its respective capacity, shall not have any duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder shall be administrative in nature. Without limiting the generality of the foregoing, each Agent:

(i) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default or an Event of Default has occurred and is continuing;

(ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that each Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that each Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose such Agent to liability or that is contrary to any Loan Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Bankruptcy Law or that may effect a forfeiture, modification or termination of property of a defaulting Lender in violation of any Bankruptcy Law; and

(iii) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or as the Collateral Agent or any of their respective Affiliates in any capacity.

(d) The Agents shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Agents shall believe in good faith shall be necessary) or (ii) in the absence of its own gross negligence or willful misconduct as determined by a court of competent jurisdiction in a final non-appealable order. The Agents shall not be deemed to have knowledge of any Default or Event of Default unless and until notice describing such Default or Event of Default is given to the Administrative Agent in writing by a Loan Party or a Lender. The Administrative Agent shall promptly notify the Lenders upon receipt of any such notice. The Collateral Agent shall hold all security for itself and for and on behalf of the other Lender Creditors, in accordance with this Agreement and the other Loan Documents. The Administrative Agent shall provide copies of all Security Documents requested by any Lender and follow the instructions of the Required Lenders with respect to perfecting and maintaining the security granted to the Collateral Agent under this Agreement or Security Documents, provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose it to liability or that is contrary to any Loan Document or applicable law, including for the avoidance of doubt any action that may be in violation of the automatic stay under any Bankruptcy Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Bankruptcy Law.

(e) Notwithstanding anything to the contrary set forth herein, the Agents shall not be required to take, or to omit to take, any action hereunder or under the Loan Documents unless, upon demand, the Agents receive an indemnification satisfactory to such Agent from the Lenders (or, to the extent applicable and acceptable to the Agents, any other Lender Creditor) against all liabilities, costs and expenses that, by reason of such action or omission, may be imposed on, incurred by or asserted against such Agent or any of its directors, officers, employees and agents.

(f) Each of the Agents may perform any and all of their duties and exercise their rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by such Agents. Each of the Agents and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective affiliates, partners, agents, officers, directors, employees, trustees, administrators, managers and advisors. The exculpatory provisions of this Section 9 shall apply to any such sub-agent and to the Affiliates of the Agents and any such sub-agent. Neither of the Agents shall be responsible for the negligence or misconduct of any sub-Agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that such Agent acted with gross negligence or willful misconduct in the selection of such sub-agents.

9.03 Lack of Reliance on the Agents. Independently and without reliance upon either Agent, each Lender and the holder of each Note, to the extent it deems appropriate, has made and shall continue to make (a) its own independent investigation of the financial condition and affairs of the Borrower and its Subsidiaries in connection with the making and the continuance of the Loans and the taking or not taking of any action in connection herewith and (b) its own appraisal of the creditworthiness of the Borrower and its Subsidiaries and, except as expressly provided in this Agreement, neither Agent shall have any duty or responsibility, either initially or on a continuing basis, to provide any Lender or the holder of any Note with any credit or other information with respect thereto, whether coming into its possession before the making of the Loans or at any time or times thereafter. Neither Agent shall be responsible to any Lender or the holder of any Note for any recitals, statements, information, representations or warranties herein or in any document, certificate or other writing delivered in connection herewith or for the execution, effectiveness, genuineness, validity, enforceability, perfection, collectability, priority or sufficiency of this Agreement or any other Loan Document or the financial condition of the Borrower and its Subsidiaries or be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement or any other Loan Document, or the financial condition of the Borrower and its Subsidiaries or the existence or possible existence of any Default or Event of Default.

9.04 Certain Rights of the Agents. If either Agent requests instructions from the Required Lenders with respect to any act or action (including failure to act) in connection with this Agreement or any other Loan Document, such Agent shall be entitled to refrain from such act or taking such action unless and until such Agent shall have received instructions from the Required Lenders; and neither Agent shall incur liability to any Lender by reason of so refraining. Without limiting the foregoing, neither any Lender nor the holder of any Note shall have any right of action whatsoever against either Agent as a result of such Agent acting or refraining from acting hereunder or under any other Loan Document in accordance with the instructions of the Required Lenders.

9.05 Reliance. Each Agent shall be entitled to rely, and shall be fully protected in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or telecopier message, cablegram, radiogram, order or other document or telephone message signed, sent or made by any Person that such Agent believed to be the proper Person, and, with respect to all legal matters pertaining to this Agreement and any other Loan Document and its duties hereunder and thereunder, upon advice of counsel selected by the Agents.

9.06 Indemnification. To the extent the Administrative Agent or the Collateral Agent (or any of their respective Affiliates) is not reimbursed and indemnified by the Borrower, the Lenders will reimburse and indemnify the Administrative Agent or the Collateral Agent, as applicable (and their respective Affiliates and their respective partners, members, directors, officers, agents, employees and controlling persons (if any), as the case may be, of the Administrative Agent, the Collateral Agent and such Affiliate) in proportion to their respective Percentages, for and against any and all liabilities, obligations, losses, damages, penalties, claims, actions, judgments, costs, expenses or disbursements of whatsoever kind or nature which may be imposed on, asserted against or incurred by the Administrative Agent or the Collateral Agent (or any of their respective Affiliates) in performing its duties hereunder or under any other Loan Document, or in any way relating to or arising out of this Agreement or any other Loan Document; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, claims, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s or the Collateral Agent’s (or such Affiliate’s) gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision); provided, further, that nothing in this Section 9.06 shall serve to relieve any Loan Party of its indemnification obligations under this Agreement and the other Loan Documents.

9.07 The Agents in their Individual Capacity. The Agents and their respective Affiliates may accept deposits from, lend money to, and generally engage in any kind of banking, investment banking, trust or other business with, or provide debt financing, equity capital or other services (including financial advisory services) to any Loan Party or any Affiliate of any Loan Party (or any Person engaged in a similar business with any Loan Party or any Affiliate thereof) as if they were not performing the duties specified herein, and may accept fees and other consideration from any Loan Party or any Affiliate of any Loan Party for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

9.08 Holders. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes hereof unless and until a written notice of the assignment, transfer or endorsement thereof, as the case may be, shall have been filed with the Administrative Agent and recorded in the Register. Any request, authority or consent of any Person who, at the time of making such request or giving such authority or consent, is the holder of any Note shall be conclusive and binding on any subsequent holder, transferee, assignee or endorsee, as the case may be, of such Note or of any Note or Notes issued in exchange therefor.

9.09 Resignation by the Agents.

(a) Each Agent may resign from the performance of all its respective functions and duties hereunder and/or under the other Loan Documents at any time by giving written notice to the Lenders and the Borrower. Such resignation shall take effect upon the appointment of a successor Administrative Agent or Collateral Agent, as applicable, pursuant to clauses (b) and (c) below or as otherwise provided below.

(b) Upon any such notice of resignation by either Agent, the Required Lenders shall appoint a successor Administrative Agent or Collateral Agent, as applicable, hereunder or thereunder who shall be a commercial bank or trust company reasonably acceptable to the Borrower, which acceptance shall not be unreasonably withheld or delayed (provided that the Borrower’s approval shall not be required if an Event of Default then exists).

(c) If a successor Administrative Agent or Collateral Agent, as applicable, shall not have been so appointed within 15 days of the date of the applicable notice of resignation, the Administrative Agent or Collateral Agent, as applicable, may then (but is not obligated to) appoint a successor Administrative Agent or Collateral Agent, as applicable, who shall serve in such capacity hereunder or thereunder until such time, if any, as the Required Lenders appoint a successor Administrative Agent or Collateral Agent, as applicable, as provided above.

(d) The Administrative Agent’s or Collateral Agent’s resignation will, to the fullest extent permitted by applicable law, be effective on the earlier of (i) the date a replacement Administrative Agent or Collateral Agent, as applicable, is appointed and (ii) the date 30 days after the giving of such notice of resignation by the Administrative Agent or Collateral Agent, as applicable (regardless of whether a replacement has been appointed pursuant to clauses (b) and (c) above). If no successor Administrative Agent or Collateral Agent, as applicable, has been appointed pursuant to clause (b) or (c) by the date on which the Administrative Agent’s or Collateral Agent’s resignation becomes effective, the Required Lenders shall thereafter perform all the duties of the Administrative Agent or Collateral Agent, as applicable, hereunder and/or under any other Loan Document until such time, if any, as the Required Lenders appoint a successor Administrative Agent or Collateral Agent, as applicable, as provided above.

(e) Upon a resignation of the Administrative Agent or the Collateral Agent pursuant to this Section 9.09, the Administrative Agent or Collateral Agent shall remain indemnified to the extent provided in this Agreement and the other Loan Documents and the provisions of this Section 9 (and the analogous provisions of the other Loan Documents) shall continue in effect for the benefit of the Administrative Agent or the Collateral Agent for all of its actions and inactions while serving as the Administrative Agent or the Collateral Agent.

9.10 Collateral Matters.

(a) Each Lender authorizes and directs the Collateral Agent to enter into the Security Documents. Each Lender hereby agrees, and each holder of any Note by the acceptance thereof will be deemed to agree, that, except as otherwise set forth herein, any action taken by the Required Lenders in accordance with the provisions of this Agreement or the Security Documents, and the exercise by the Required Lenders of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders. The Collateral Agent is hereby authorized on behalf of all of the Lenders, without the necessity of any notice to or further consent from any Lender, from time to time prior to an Event of Default, to take any action with respect to any Collateral or Security Documents which may be necessary to perfect and maintain perfected the security interest in and liens upon the Collateral granted pursuant to the Security Documents.

(b) The Lenders hereby authorize the Collateral Agent, at its option and in its discretion, to release any Lien granted to or held by the Collateral Agent upon any Collateral (i) upon the occurrence of the Maturity Date and the repayment in full of the Obligations, (ii) constituting property being sold or otherwise disposed of upon the sale or other disposition thereof in compliance with Section 7.18, (iii) if approved, authorized or ratified in writing by the Required Lenders (or such percentage of Lenders otherwise required under the provisions of this Agreement) or (iv) as otherwise may be expressly provided in the relevant Security Documents. Upon request by the Administrative Agent at any time, the Lenders will confirm in writing the Collateral Agent’s authority to release particular types or items of Collateral pursuant to this Section 9.10(b).

(c) The Collateral Agent shall have no obligation whatsoever to the Lenders or to any other Person to assure that the Collateral exists or is owned by any Loan Party or is cared for, protected or insured or that the Liens granted to the Collateral Agent herein or pursuant hereto have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise or to continue exercising at all or in any manner or under any duty of care, disclosure or fidelity any of the rights, authorities and powers granted or available to the Collateral Agent in this Section 9.10 or in any of the Security Documents, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, the Collateral Agent may act in any manner it may deem appropriate, in its sole discretion, given the Collateral Agent’s own interest in the Collateral and that the Collateral Agent shall have no duty or liability whatsoever to the Lenders, except for its gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non–appealable decision).

9.11 Delivery of Information. The Agents shall not be required to deliver to any Lender originals or copies of any documents, instruments, notices, communications or other information received by the Agents from any Loan Party, any Subsidiary, the Required Lenders, any Lender or any other Person under or in connection with this Agreement or any other Loan Document except (i) as specifically provided in this Agreement or any other Loan Document and (ii) as specifically requested from time to time in writing by any Lender with respect to a specific document, instrument, notice or other written communication received by and in the possession of the Administrative Agent at the time of receipt of such request and then only in accordance with such specific request.

9.12 Withholding. To the extent required by any applicable law, each Agent may withhold from any payment to any Lender an amount equivalent to any withholding tax applicable to such payment. If the IRS or any other Governmental Authority asserts a claim that an Agent did not properly withhold tax from amounts paid to or for the account of any Lender for any other reason, or an Agent has paid over to the IRS applicable withholding tax relating to a payment to a Lender but no deduction has been made from such payment, such Lender shall indemnify such Agent fully for all amounts paid, directly or indirectly, by such Agent as tax or otherwise, including any penalties or interest and together with any and all expenses incurred, unless such amounts have been indemnified by the Borrower, any Guarantor or the relevant Lender.

9.13 Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Bankruptcy Law or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Agents (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and Agents and their respective agents and counsel and all other amounts due the Lenders and the Agents under Section 3.01(a) or Section 12.01) allowed in such judicial proceeding;

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Agents any amount due for the reasonable compensation, expenses, disbursements and advances of the Agents and its agents and counsel, and any other amounts due the Agents under Section 3.01(a) or Section 12.01.

9.14 Co-Collateral Agent; Separate Collateral Agent. At any time or from time to time, in order to comply with any applicable requirement of law, either Agent may appoint another bank or trust company or one or more other persons, either to act as co-agent or agents on behalf of such Agent and the other Lender Creditors with such power and authority as may be necessary for the effectual operation of the provisions hereof and which may be specified in the instrument of appointment (which may, in the discretion of each Agent, include provisions for indemnification and similar protections of such co-agent or separate agent substantially the same as those contained herein). Notwithstanding anything to the contrary contained herein, every such agent, sub-collateral agent and every co-agent shall, to the extent permitted by law, be appointed and act and be such, subject to the condition that no power given hereby, or which is provided herein or in any other Loan Document to any such co- agent, sub-collateral agent or agent shall be exercised hereunder or thereunder by such co-agent or agent except jointly with, or with the consent in writing of, the Administrative Agent or Collateral Agent, as applicable.

SECTION 10. Guaranty.

10.01 Guaranty; Limitation of Liability.

(a) Each Subsidiary Guarantor, jointly and severally, hereby absolutely, unconditionally and irrevocably guarantees the punctual payment when due, whether at scheduled maturity or on any date of a required prepayment or by acceleration, demand or otherwise, of all Obligations of each other Loan Party now or hereafter existing under or in respect of the Loan Documents (including, without limitation, any extensions, modifications, substitutions, amendments or renewals of any or all of the foregoing Obligations), whether direct or indirect, absolute or contingent, and whether for principal, interest, premiums, fees, indemnities, contract causes of action, costs, expenses or otherwise (such Obligations being the “Guaranteed Obligations”), and agrees to pay reasonable expenses (including, without limitation, fees and expenses of counsel) incurred by the Administrative Agent or any Lender in enforcing any rights under this Guaranty or any other Loan Documents.

(b) Each Subsidiary Guarantor hereby unconditionally and irrevocably agrees that in the event any payment shall be required to be made to any Lender Creditor under this Guaranty or any other guaranty, such Subsidiary Guarantor will contribute, to the maximum extent permitted by law, such amounts to each other Subsidiary Guarantor and each other guarantor so as to maximize the aggregate amount paid to the Lender Creditors under or in respect of the Loan Documents.

10.02 Guaranty Absolute. Each Subsidiary Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with the terms of the Loan Documents, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any of such terms or the rights of any Lender Creditor with respect thereto. The Guaranteed Obligations of each Subsidiary Guarantor under or in respect of this Guaranty are independent of the Guaranteed Obligations or any other Obligations of any other Loan Party under or in respect of the Loan Documents, and a separate action or actions may be brought and prosecuted against each Subsidiary Guarantor to enforce this Guaranty, irrespective of whether any action is brought against the Borrower or any other Loan Party or whether the Borrower or any other Loan Party is joined in any such action or actions. The liability of each Subsidiary Guarantor under this Guaranty shall be irrevocable, absolute and unconditional irrespective of, and each Subsidiary Guarantor hereby irrevocably waives any defenses it may now have or hereafter acquire in any way relating to, any or all of the following:

(a) any lack of validity or enforceability of any Loan Document or any agreement or instrument relating thereto;

(b) any change in the time, manner or place of payment of, or in any other term of, all or any of the Guaranteed Obligations or any other obligations of any other Loan Party under or in respect of the Loan Documents, or any other amendment or waiver of or any consent to departure from any Loan Document, including, without limitation, any increase in the Guaranteed Obligations resulting from the extension of additional credit to any Loan Party or any of its Subsidiaries or otherwise;

(c) any taking, exchange, release or non-perfection of any Collateral or any other collateral, or any taking, release or amendment or waiver of, or consent to departure from, any other guaranty, for all or any of the Guaranteed Obligations;

(d) any manner of application of Collateral or any other collateral, or proceeds thereof, to all or any of the Guaranteed Obligations, or any manner of sale or other disposition of any Collateral or any other collateral for all or any of the Guaranteed Obligations or any other Obligations of any Loan Party under the Loan Documents or any other assets of any Loan Party or any of its Subsidiaries;

(e) any change, restructuring or termination of the corporate structure or existence of any Loan Party or any of its Subsidiaries;

(f) any failure of any Lender Creditor to disclose to any Loan Party any information relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Loan Party now or hereafter known to such Lender Creditor (each Subsidiary Guarantor waiving any duty on the part of the Lender Creditors to disclose such information);

(g) the failure of any other Person to execute or deliver this Agreement or any other guaranty or agreement or the release or reduction of liability of any Subsidiary Guarantor or other guarantor or surety with respect to the Guaranteed Obligations; or

(h) any other circumstance (including, without limitation, any statute of limitations) or any existence of or reliance on any representation by any Lender Party that might otherwise constitute a defense available to, or a discharge of, any Loan Party or any other guarantor or surety.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Guaranteed Obligations is rescinded or must otherwise be returned by any Lender Creditor or any other Person.

10.03 Waivers and Acknowledgments.

(a) To the extent allowed under applicable law, but subject to the DIP Order, each Subsidiary Guarantor hereby unconditionally and irrevocably waives promptness, diligence, notice of acceptance, presentment, demand for performance, notice of nonperformance, default, acceleration, protest or dishonor and any other notice with respect to any of the Guaranteed Obligations and this Guaranty and any requirement that any Lender Creditor protect, secure, perfect or insure any Lien or any property subject thereto or exhaust any right or take any action against any Loan Party or any other Person or any Collateral.

(b) Each Subsidiary Guarantor hereby unconditionally and irrevocably waives any right to revoke this Guaranty and acknowledges that this Guaranty is continuing in nature and applies to all Guaranteed Obligations, whether existing now or in the future.

(c) Each Subsidiary Guarantor hereby unconditionally and irrevocably waives (i) any defense arising by reason of any claim or defense based upon an election of remedies by any Lender Party that in any manner impairs, reduces, releases or otherwise adversely affects the subrogation, reimbursement, exoneration, contribution or indemnification rights of such Subsidiary Guarantor or other rights of such Subsidiary Guarantor to proceed against any of the other Loan Parties, any other guarantor or any other Person or any Collateral and (ii) any defense based on any right of set-off or counterclaim against or in respect of the Guaranteed Obligations of such Subsidiary Guarantor hereunder.

(d) Each Subsidiary Guarantor acknowledges that the Administrative Agent may, without notice to or demand upon such Subsidiary Guarantor and without affecting the liability of such Subsidiary Guarantor under this Guaranty, foreclose on any Collateral by nonjudicial sale, and each Subsidiary Guarantor hereby waives any defense to the recovery by Administrative Agent and the other Lender Creditors against such Subsidiary Guarantor of any deficiency after such nonjudicial sale and any defense or benefits that may be afforded by applicable law.

(e) Each Subsidiary Guarantor hereby unconditionally and irrevocably waives any duty on the part of any Lender Creditor to disclose to such Subsidiary Guarantor any matter, fact or thing relating to the business, condition (financial or otherwise), operations, performance, properties or prospects of any other Loan Party or any of its Subsidiaries now or hereafter known by such Lender Creditor.

(f) Each Subsidiary Guarantor acknowledges that it will receive substantial direct and indirect benefits from the financing arrangements contemplated by the Loan Documents and that the waivers set forth in Section 10.02 and this Section 10.03 are knowingly made in contemplation of such benefits.

10.04 Subrogation. Each Subsidiary Guarantor hereby unconditionally and irrevocably agrees not to exercise any rights that it may now have or hereafter acquire against the Borrower, any other Loan Party or any other insider guarantor that arise from the existence, payment, performance or enforcement of such Subsidiary Guarantor’s Guaranteed Obligations under or in respect of this Guaranty or any other Loan Document, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of any Lender Creditor against the Borrower, any other Loan Party or any other insider guarantor or any Collateral, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Borrower, any other Loan Party or any other insider guarantor, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall have been paid in full in cash and the Commitments shall have expired or been terminated. If any amount shall be paid to any Subsidiary Guarantor in violation of the immediately preceding sentence at any time prior to the latest of (a) the payment in full in cash of the Guaranteed Obligations and all other amounts payable under this Guaranty and (b) the Maturity Date, such amount shall be received and held in trust for the benefit of the Lender Creditors, shall be segregated from other property and funds of such Subsidiary Guarantor and shall forthwith be paid or delivered to the Administrative Agent in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Guaranteed Obligations and all other amounts payable under this Guaranty, whether matured or unmatured, in accordance with the terms of the Loan Documents, or to be held as Collateral for any Guaranteed Obligations or other amounts payable under this Guaranty thereafter arising. If (i) any Subsidiary Guarantor shall make payment to any Lender Party of all or any part of the Guaranteed Obligations, (ii) all of the Guaranteed Obligations and all other amounts payable under this Guaranty shall have been paid in full in cash, (iii) the Maturity Date and (iv) all Letters of Credit shall have expired or been terminated, the Lender Creditors will, at such Subsidiary Guarantor’s request and expense, execute and deliver to such Subsidiary Guarantor appropriate documents, without recourse and without representation or warranty, necessary to evidence the transfer by subrogation to such Subsidiary Guarantor of an interest in the Guaranteed Obligations resulting from such payment made by such Subsidiary Guarantor pursuant to this Guaranty.

10.05 Subordination. Each Subsidiary Guarantor hereby subordinates any and all debts, liabilities and other obligations owed to such Subsidiary Guarantor by any other Loan Party to the Guaranteed Obligations.

10.06 Continuing Guaranty; Assignments. This Guaranty is a continuing guaranty and shall (a) remain in full force and effect until the payment in full of the Guaranteed Obligations and all other amounts payable under this Guaranty including, for the avoidance of doubt, pursuant to Section 4.05(a), (b) be binding upon each Subsidiary Guarantor, its successors and assigns and (c) inure to the benefit of and be enforceable by the Lender Creditors and their successors, transferees and assigns. Without limiting the generality of clause (c) of the immediately preceding sentence, any Lender Creditor may assign or otherwise transfer all or any portion of its rights and obligations under this Agreement to any other Person as permitted hereunder, and such other Person shall thereupon become vested with all the benefits in respect thereof granted to such Lender Creditor herein. No Subsidiary Guarantor shall have the right to assign its rights hereunder or any interest herein without the prior written consent of the Lender Creditors as provided herein.

SECTION 11. Collateral.

11.01 Grant of Security Interest. To secure payment and performance of all Obligations, each Loan Party hereby grants to the Collateral Agent, for itself and the benefit of the other Lender Creditors, a continuing security interest in, a lien upon, and a right of set-off against, and hereby assigns to the Collateral Agent, for itself and the benefit of the other Lender Creditors, as security for the Obligations, all tangible and intangible property of such Loan Party, whether now owned or hereafter acquired or existing and wherever located, including, without limitation, all inventory, accounts receivable, general intangibles, contracts, chattel paper, owned real estate, real property leaseholds, fixtures, machinery, equipment, vessels, deposit accounts, including the Loan Account, commercial tort claims, securities accounts, goods, instruments, investment property, letter-of-credit rights, payment intangibles, documents, all Books and Records, vehicles, intellectual property, securities, partnership or membership interests in limited liability companies and capital stock, including, without limitation, the products, proceeds and supporting obligations thereof, and subject to entry by the Bankruptcy Court of the DIP Order, the proceeds of any causes of action under Sections 502(d), 544, 545, 547, 548, 549, 550 and 553 of the Bankruptcy Code. Pursuant to the DIP Order, the Obligations are, pursuant to section 364(c)(1) of the Bankruptcy Code, Superpriority Claims against the Debtors, with priority over any and all other claims against the Debtors, other than as set forth in Section 2.12.

SECTION 12. Miscellaneous.

12.01 Payment of Expenses, etc. Subject to any relevant procedures set forth in the DIP Order, the Borrower hereby agrees to: (a) whether or not the transactions herein contemplated are consummated, pay all reasonable out-of-pocket costs and expenses (including, for the avoidance of doubt, the fees and expenses of the Consultants and any fees and expenses incurred in connection with the retention of the Consultants pursuant to Section 7.15) of the Agents (including, the reasonable fees, disbursements and other charges of Covington & Burling, LLP and of any special or local counsel to the Agents) and the Lenders (including, (x) a single primary counsel for the Lenders, (y) a single local counsel in each appropriate jurisdiction, and, in the case of a conflict of interest, one additional counsel in each jurisdiction to such affected parties similarly situated and (z) a single financial advisor for the Lenders) in connection with the preparation, execution and delivery of this Agreement and the other Loan Documents and the documents and instruments referred to herein and therein and any amendment, waiver or consent relating hereto or thereto, and each of the Lenders and the Agents in connection with the enforcement of this Agreement and the other Loan Documents and the documents and instruments referred to herein and therein or protection of their rights hereunder or thereunder; (b) pay and hold the Agents and each of the Lenders harmless from and against any and all present and future stamp, documentary, transfer, sales and use, value added, excise and other similar taxes with respect to the foregoing matters, the performance of any obligation under this Agreement or any other Loan Document or any payment thereunder, and save the Agents and each of the Lenders harmless from and against any and all liabilities with respect to or resulting from any delay or omission (other than to the extent attributable to such Agent or such Lender) to pay such taxes; and (c) indemnify the Agents and each Lender, and their respective Affiliates and their partners, members, directors, officers, agents, employees and controlling persons (if any) (each, an “Indemnified Party”) from and hold each of them harmless against any and all liabilities, obligations (including removal or remedial actions), losses, damages, penalties, claims, actions, judgments, suits, costs, expenses and disbursements (including, (w) a single primary counsel for the Agents, (x) a single primary counsel for the Lenders, (y) a single local counsel in each appropriate jurisdiction, and, in the case of a conflict of interest, one additional counsel in each jurisdiction to such affected parties similarly situated and (z) a single financial advisor) incurred by, imposed on or assessed against any of them as a result of, or arising out of, or in any way related to, or by reason of, (i) any investigation, litigation or other proceeding (whether or not any Indemnified Party is a party thereto and whether or not such investigation, litigation or other proceeding is brought by or on behalf of any Loan Party or any third party) related to the entering into and/or performance of this Agreement or any other Loan Document or the proceeds of any Loans hereunder or the consummation of the Transaction or any other transactions contemplated herein or in any other Loan Document or the exercise of any of their rights or remedies provided herein or in the other Loan Documents, or (ii) the actual or alleged presence of Hazardous Materials in the air, surface water or groundwater or on the surface or subsurface of any Rig or Real Property at any time owned, leased or operated by the Borrower or any of its Restricted Subsidiaries, the generation, storage, transportation, handling, disposal or Release of Hazardous Materials by the Borrower or any of its Restricted Subsidiaries at any location, whether or not owned, leased or operated by the Borrower or any of its Restricted Subsidiaries, the noncompliance with Environmental Law (including applicable permits thereunder) applicable to any Rig or Real Property at any time owned, leased, operated or occupied by the Borrower or any of its Restricted Subsidiaries, or any Environmental Claim asserted against the Borrower or any of its Restricted Subsidiaries, or any Rig or Real Property at any time owned, leased, operated or occupied by the Borrower or any of its Restricted Subsidiaries, including, in each case, the reasonable fees and disbursements of counsel and other consultants incurred in connection with any such investigation, litigation, claim or other proceeding; provided that no such Indemnified Party will be indemnified for costs, expenses or liabilities to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of such Indemnified Party. To the extent that the undertaking to indemnify, pay or hold harmless any Indemnified Party set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, the Borrower shall make the maximum contribution to the payment and satisfaction of each of the indemnified liabilities which is permissible under applicable law.

Without limiting the Borrower’s reimbursement, indemnification and contribution obligations set forth in this Section 12.01, in no event will such Indemnified Party have any liability for any indirect, consequential, special or punitive damages in connection with or as a result of such Indemnified Party’s activities related to this Agreement or the other Loan Documents. In no event will the Borrower have any liability to the Indemnified Parties for any indirect, consequential, special or punitive damages in connection with or as a result of the Borrower’s activities relating to this Agreement or the other Loan Documents, other than reimbursement, indemnity and contribution obligations set forth in this Section 12.01 relating to indirect, consequential, special or punitive damages for which an Indemnified Party is liable or as set forth elsewhere in this Agreement.

12.02 Right of Setoff. Subject to the DIP Order, in addition to any rights now or hereafter granted under applicable law or otherwise, and not by way of limitation of any such rights, upon the occurrence and during the continuance of an Event of Default, the Administrative Agent and each Lender is hereby authorized at any time or from time to time, without presentment, demand, protest or other notice of any kind to any Loan Party or to any other Person, any such notice being hereby expressly waived, to set off and to appropriate and apply any and all deposits (general or special) and any other Indebtedness at any time held or owing by the Administrative Agent or such Lender (including, without limitation, by branches and agencies of the Administrative Agent or such Lender wherever located) to or for the credit or the account of the Borrower or any of its Subsidiaries against and on account of the Obligations and liabilities of the Loan Parties to the Administrative Agent or such Lender under this Agreement or under any of the other Loan Documents, including, without limitation, all interests in Obligations purchased by such Lender pursuant to Section 12.06(b), and all other claims of any nature or description arising out of or connected with this Agreement or any other Loan Document, irrespective of whether or not the Administrative Agent or such Lender shall have made any demand hereunder and although said Obligations, liabilities or claims, or any of them, shall be contingent or unmatured.

12.03 Notices.

(a) Notices Generally. Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile as follows: if to the Borrower, at the address specified opposite its signature below or in the other relevant Loan Documents; if to any Lender, at its address specified to the Administrative Agent from time to time and if to the Administrative Agent, at the Notice Office; or, as to the Borrower or the Administrative Agent, at such other address as shall be designated by such party in a written notice to the other parties hereto and, as to each Lender, at such other address as shall be designated by such Lender in a written notice to the Borrower and the Administrative Agent.

Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next business day for the recipient). Notices delivered through electronic communications, to the extent provided in Section 12.03(b), shall be effective as provided in such Section.

(b) Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent, provided that the foregoing shall not apply to notices to any Lender pursuant to Section 2 if such Lender has notified the Administrative Agent that it is incapable of receiving notices under Section 2 by electronic communication. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next business day for the recipient.

(c) Change of Address, etc. Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto.

(d) Platform.

(i) Each Loan Party agrees that the Administrative Agent may, but shall not be obligated to, make the Communications (as defined below) available to the other Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the “Platform”).

(ii) The Platform is provided “as is” and “as available.” Neither the Administrative Agent nor any of its Affiliates warrants the adequacy of the Platform and each of the Administrative Agent and its Affiliates expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including, without limitation, any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Administrative Agent or any of its Affiliates in connection with the Communications or the Platform. In no event shall the Administrative Agent or any of its Affiliates have any liability to the Borrower or the other Loan Parties, any Lender or any other Person or entity for damages of any kind, including, without limitation, direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower’s, any Loan Party’s or the Administrative Agent’s transmission of communications through the Platform. “Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of any Loan Party pursuant to any Loan Document or the transactions contemplated therein which is distributed to the Administrative Agent or any Lender by means of electronic communications pursuant to this Section, including through the Platform.

12.04 Benefit of Agreement; Assignments; Participations.

(a) This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto; provided, however, that the Borrower may not assign or transfer any of its rights, obligations or interest hereunder or under any other Loan Document without the prior written consent of the Lenders, and provided, further, that, although any Lender may transfer, assign or grant participations in its rights hereunder (including any rights to yield protection, taxes and other deductions that such assigning Lender is entitled to pursuant to this Agreement), such Lender shall remain a “Lender” for all purposes hereunder (and may not transfer or assign all or any portion of its Loans hereunder except as provided in Sections 2.11 and 12.04(b)) and the transferee, assignee or participant, as the case may be, shall not constitute a “Lender” hereunder and provided, further, that no Lender shall transfer or grant any participation under which the participant shall have rights to approve any amendment to or waiver of this Agreement or any other Loan Document except to the extent such amendment or waiver would (i) extend the final scheduled maturity of any Loan or Note in which such participant is participating, or reduce the rate or extend the time of payment of interest or Fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates) or reduce the principal amount thereof (it being understood that any amendment or modification to the financial definitions in this Agreement or to Section 12.07(a) shall not constitute a reduction in the rate of interest or Fees payable hereunder) or increase the amount of the participant’s participation over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default or of a mandatory prepayment in the Loans shall not constitute a change in the terms of such participation, and that an increase in any Loan shall be permitted without the consent of any participant if the participant’s participation is not increased as a result thereof), (ii) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement or (iii) release all or substantially all of the Collateral under all of the Security Documents (except as expressly provided in the Loan Documents) supporting the Loans hereunder in which such participant is participating. In the case of any such participation, the participant shall not have any rights under this Agreement or any of the other Loan Documents (the participant’s rights against such

Lender in respect of such participation to be those set forth in the agreement executed by such Lender in favor of the participant relating thereto), except as provided in this Section 12.04(a). The Borrower agrees that each participant shall be entitled to the benefits of Sections 2.08, 2.09 and 4.07 (subject to the requirements and limitations therein, including the requirements under Section 4.07(g) (it being understood that the documentation required under Section 4.07(g) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that such participant (1) agrees to be subject to the provisions of Sections 2.10 and 2.11 as if it were an assignee under paragraph (b) of this Section; and (2) shall not be entitled to receive any greater payment under Sections 2.08 or 4.07 with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a change in law, rule, regulation, treaty, order, guideline, or directive (or in the interpretation or administration thereof) that occurs after the participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.11 with respect to any participant.

(b) Notwithstanding the foregoing, any Lender (or any Lender together with one or more other Lenders) may (i) assign all or a portion of its outstanding Obligations hereunder to (1) any Affiliate of such Lender or (2) to one or more other Lenders or any Affiliate of any such other Lender (provided that any fund that invests in loans and is managed or advised by the same investment advisor of another fund which is a Lender (or by an Affiliate of such investment advisor) shall be treated as an Affiliate of such other Lender for the purposes of this sub-clause (x)(i)(B)) or in the case of any Lender that is a fund that invests in loans, any other fund that invests in loans and is managed or advised by the same investment advisor of any Lender or by an Affiliate of such investment advisor, or (ii) with the consent of the Borrower (which consent (A) shall not be unreasonably withheld or delayed and shall not be required if any Default is then in existence and (B) shall be deemed to have been given to any such assignment unless it shall object thereto by written notice to the Administrative Agent within seven Business Days after having received notice thereof), assign all, or if less than all, a portion equal to an amount which shall not be less than $1,000,000 in the aggregate and in integral multiples of $1,000,000 thereof for the assigning Lender or assigning Lenders, of such outstanding Obligations hereunder to one or more Eligible Transferees (treating any fund that invests in bank loans and any other fund that invests in bank loans and is managed or advised by the same investment advisor of such fund or by an Affiliate of such investment advisor as a single Eligible Transferee), each of which assignees shall become a party to this Agreement as a Lender by execution of an Assignment and Assumption Agreement, provided that (I) at such time, Annex I shall be deemed modified to reflect the outstanding Loans of such new Lender and of the existing Lenders, (II) upon the surrender of the relevant Notes by the assigning Lender, new Notes will be issued, at the Borrower’s expense, to such new Lender and to the assigning Lender upon the request of such new Lender or assigning Lender, such new Notes to be in conformity with the requirements of Section 2.04 (with appropriate modifications) to the extent needed to reflect the revised outstanding Loans, (III) the consent of the Administrative Agent shall be required in connection with any such assignment pursuant to clause (ii) above (which consent shall not, in any case, be unreasonably withheld or delayed), (IV) the Administrative Agent shall receive at the time of each such assignment, from the assigning or assignee Lender, the payment of a non-refundable assignment fee of $3,500, which fee may be waived by the

Administrative Agent in its sole discretion, and (V) no such transfer or assignment will be effective until recorded by the Administrative Agent on the Register pursuant to Section 12.15. To the extent of any assignment pursuant to this Section 12.04(b), the assigning Lender shall be relieved of its obligations hereunder with respect to its assigned outstanding Loans. To the extent that an assignment of all or any portion of a Lender’s Commitments and related outstanding Obligations pursuant to this Section 12.04(b) (other than an assignment pursuant to Section 2.11) would, at the time of such assignment, result in increased costs under Sections 2.08 or 4.07 in excess of those being charged by the respective assigning Lender immediately prior to such assignment, then the Borrower shall not be obligated to pay such increased costs to the extent of such excess (although the Borrower, in accordance with and pursuant to the other provisions of this Agreement, shall be obligated to pay any other increased costs of the type described above resulting from changes after the date of the respective assignment).

(c) Notwithstanding anything to the contrary contained herein, neither the Borrower nor any Subsidiary of the Borrower may acquire by assignment, participation or otherwise any right to or interest in any of the Commitments or Loans and (and any such attempted acquisition shall be null and void). Notwithstanding anything to the contrary contained herein, other than as set forth in clause (e) below, no Affiliate of the Borrower may acquire by assignment, participation or otherwise any right to or interest in any of the Commitments or Loans and (and any such attempted acquisition shall be null and void).

(d) Nothing in this Agreement shall prevent or prohibit any Lender from pledging its Loans and Notes hereunder to a Federal Reserve Bank or any central bank having jurisdiction over such Lender in support of borrowings made by such Lender from such Federal Reserve Bank or central bank and, with prior notification to the Administrative Agent (but without the consent of the Administrative Agent or the Borrower), any Lender which is a fund may pledge all or any portion of its Loans and Notes to its trustee or to a collateral agent providing credit or credit support to such Lender in support of its obligations to such trustee, such collateral agent or a holder of such obligations, as the case may be. No pledge pursuant to this clause (c) shall release the transferor Lender from any of its obligations hereunder.

(e) Each Lender, upon succeeding to an interest in Loans or Commitments, as the case may be, represents and warrants as of the effective date of the applicable Assignment and Assumption Agreement that it is an Eligible Transferee.

12.05 No Waiver; Remedies Cumulative. No failure or delay on the part of the Administrative Agent, the Collateral Agent or any Lender in exercising any right, power or privilege hereunder or under any other Loan Document and no course of dealing between the Borrower or any other Loan Party and the Administrative Agent, the Collateral Agent or any Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or under any other Loan Document preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. The rights, powers and remedies herein or in any other Loan Document expressly provided are cumulative and not exclusive of any rights, powers or remedies which the Administrative Agent, the Collateral Agent or any Lender would otherwise have. No notice to or demand on any Loan Party in any case shall entitle any Loan Party to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Administrative Agent, the Collateral Agent or any Lender to any other or further action in any circumstances without notice or demand.

12.06 Payments Pro Rata.

(a) Except as otherwise provided in this Agreement, the Administrative Agent agrees that promptly after its receipt of each payment from or on behalf of the Borrower in respect of any Obligations or Class of Loans hereunder, the Administrative Agent shall distribute such payment to the Lenders entitled thereto (other than any Lender that has consented in writing to waive its pro rata share of any such payment) pro rata based upon their respective shares, if any, of the Obligations or Class of Loans with respect to which such payment was received.

(b) Each of the Lenders agrees that, except as otherwise provided in this Agreement, if it should receive any amount hereunder (whether by voluntary payment, by realization upon security, by the exercise of the right of setoff or banker’s Lien, by counterclaim or cross action, by the enforcement of any right under the Loan Documents, or otherwise), which is applicable to the payment of the principal of, or interest on, the Loans or Fees, of a sum which with respect to the related sum or sums received by other Lenders is in a greater proportion than the total of such Obligation then owed and due to such Lender bears to the total of such Obligation then owed and due to all of the Lenders immediately prior to such receipt, then such Lender receiving such excess payment shall purchase for cash without recourse or warranty from the other Lenders an interest in the Obligations of the respective Loan Party to such Lenders in such amount as shall result in a proportional participation by all the Lenders in such amount; provided that (i) if all or any portion of such excess amount is thereafter recovered from such Lenders, such purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest and (ii) any payment received in consideration for an assignment of participation permitted pursuant to Section 12.04 shall not be subject to this 12.06(b).

12.07 Calculations; Computations.

(a) Subject to the provisions of Section 1.02(b), the financial statements to be furnished to the Lenders pursuant hereto shall be made and prepared in accordance with GAAP in the United States consistently applied throughout the periods involved (except as set forth in the notes thereto or as otherwise disclosed in writing by the Borrower to the Lenders to the extent, in each case, permitted by the terms of this Agreement).

(b) All computations of interest and Fees hereunder shall be made on the basis of a year of 360 days (except for computations of interest with respect to Base Rate Loans when the Base Rate is determined by reference to clause (a) of the definition thereof, which shall be calculated on the basis of a year of 365 or 366 days) for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or Fees are payable.

12.08 GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL, EXCEPT AS OTHERWISE PROVIDED IN CERTAIN OF THE COLLATERAL RIG MORTGAGES AND OTHER SECURITY DOCUMENTS AS DETERMINED BY THE ADMINISTRATIVE AGENT, BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK, AND, TO THE EXTENT APPLICABLE, THE BANKRUPTCY CODE. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT SHALL BE BROUGHT IN THE BANKRUPTCY COURT AND, IF THE BANKRUPTCY COURT DOES NOT HAVE JURISDICTION (OR ABSTAINS FROM JURISDICTION), THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT, EACH PARTY HEREUNDER HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH OF THE PARTIES HEREUNDER HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER ANY PARTY HEREUNDER, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENTS BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER ANY PARTY HEREUNDER. EACH OF THE PARTIES HEREUNDER FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, IN THE MANNER PROVIDED FOR NOTICES IN SECTION 12.03, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH DELIVERY. EACH OF THE PARTIES HEREUNDER HEREBY IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER OR UNDER ANY OTHER LOAN DOCUMENT THAT SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF THE ADMINISTRATIVE AGENT, ANY LENDER OR THE HOLDER OF ANY NOTE TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY PARTY HEREUNDER IN ANY OTHER JURISDICTION.

(b) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (a) ABOVE

AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER LOAN DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

(d) The Borrower acknowledges that the majority of its officers are based in the Houston office located at the address specified opposite its signature below.

12.09 Counterparts.

(a) Counterparts; Integration. This Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement and the other Loan Documents, and any separate letter agreements with respect to fees payable to the Administrative Agent, constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

(b) Electronic Execution of Assignments. The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act.

12.10 Effectiveness. This Agreement shall become effective on the date on which it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto.

12.11 Headings Descriptive. The headings of the several sections and subsections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

12.12 Amendment or Waiver; etc.

(a) Neither this Agreement nor any other Loan Document nor any terms hereof or thereof may be changed, waived, discharged or terminated unless such change, waiver, discharge or termination is in writing signed by the respective Loan Parties party hereto or thereto and the Required Lenders, provided that:

(i) additional parties may be added to (and annexes may be modified to reflect such additions), and Subsidiaries of the Borrower may be released from, the Subsidiary Guaranty and the Security Documents in accordance with the provisions hereof and thereof without the consent of the other Loan Parties party thereto or the Required Lenders;

(ii) no such change, waiver, discharge or termination shall, without the consent of each Lender (with Obligations being directly and negatively affected in the case of the following clauses (1) and (5), to the extent (in the case of the following clause (5)) that any such Lender would be required to make a Loan in excess of its pro rata portion provided for in this Agreement or would receive a payment or prepayment of Loans or a commitment reduction that (in any case) is less than its pro rata portion provided for in this Agreement, in each case, as a result of any such amendment, modification or waiver referred to in the following clause (5)):

(1) extend the final scheduled maturity of any Loan or Note held by such Lender, or reduce the rate or extend the time of payment of interest thereon, or reduce the amount, or extend the time of payment, of any Fees thereon (except in connection with the waiver of applicability of any post-default increase in interest rates), or reduce the principal amount of any such Loan thereof (it being understood that any amendment or modification to the financial definitions in this Agreement or to Section 12.07(a) shall not constitute a reduction in the rate of interest or the amount of Fees for the purposes of this clause (i)), or increase the Commitment of any Lender,

(2) amend or modify the Superiority Claim status of the Lender Creditors under the DIP Order or under any Loan or all or substantially all of the Collateral (except as expressly provided in the Loan Documents) under the Security Documents,

(3) amend, modify or waive any provision of this Section 12.12 (except for technical amendments with respect to additional extensions of credit pursuant to this Agreement which afford the protections to such additional extensions of credit of the type provided to the Commitments on the Effective Date) or any other Section which expressly requires the consent of all Lenders or all Lenders directly and negatively affected thereby,

(4) reduce the percentage specified in the definition of Required Lenders,

(5) amend, modify or waive (x) Section 2.05 or (y) any other provision in this Agreement to the extent providing for payments or prepayments of Loans to be applied pro rata among the Lenders entitled to such payments or prepayments of Loans (it being understood that the waiver of any mandatory prepayment of Loans by the Required Lenders shall not constitute an amendment, modification or waiver for purposes of this clause (5)), or

(6) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement,

(iii) no such change, waiver, discharge or termination shall change the provisions of any Loan Document in a manner that by its terms adversely affects the rights in respect of payments due to Lenders holding Loans of one Class differently from the rights of Lenders holding Loans of any other Class without the prior written consent of Lenders holding a majority in interest of the outstanding Loans and unused Commitments of each adversely affected Class; and

(iv) no such change, waiver, discharge or termination shall (1) increase the Commitments of any Lender without the consent of such Lender or (2) without the consent of the Administrative Agent or the Collateral Agent, amend, modify or waive any provision of Section 8.03 or any other provision as same relates to the rights, duties, protections, privileges, indemnities, immunities or obligations of the Administrative Agent or the Collateral Agent, as applicable.

(b) If, in connection with any proposed change, waiver, discharge or termination of any of the provisions of this Agreement as contemplated by clauses (1) through (7), inclusive, of Section 12.12(a), the consent of the Required Lenders is obtained but the consent of one or more of such other Lenders whose consent is required is not obtained, then the Borrower shall have the right to replace each such non-consenting Lender or Lenders with one or more Replacement Lenders pursuant to Section 2.11 so long as at the time of such replacement, each such Replacement Lender consents to the proposed change, waiver, discharge or termination, provided that in any event the Borrower shall not have the right to replace a Lender or repay its Loans solely as a result of the exercise of such Lender’s rights (and the withholding of any required consent by such Lender) pursuant to Section 12.12(a)(iii).

12.13 Survival. All indemnities set forth herein including, without limitation, in Sections 2.08, 2.09, 4.07, 9.06 and 12.01 shall survive the execution, delivery and termination of this Agreement and the Notes and the making and repayment of the Obligations.

12.14 Domicile of Loans. Each Lender may transfer and carry its Loans at, to or for the account of any office, Subsidiary or Affiliate of such Lender. Notwithstanding anything to the contrary contained herein, to the extent that a transfer of Loans pursuant to this Section 12.14 would, at the time of such transfer, result in increased costs under Section 2.08, 2.07 or 4.07 in excess of those being charged by the respective Lender immediately prior to such transfer, then the Borrower shall not be obligated to pay such increased costs to the extent of such excess (although the Borrower shall be obligated to pay any other increased costs of the type described above resulting from changes after the date of the respective transfer).

12.15 Register. The Borrower hereby designates the Administrative Agent to serve as its non-fiduciary agent, solely for purposes of this Section 12.15, to maintain a register (the “Register”) on which it will record the Commitments of each of the Lenders, the Loans made by each of the Lenders, the principal amount (and stated interest) of such Loans, and each repayment in respect of the principal amount of the Loans of each Lender. Failure to make any such recordation, or any error in such recordation, shall not affect the Borrower’s obligations in respect of such Loans. With respect to any Lender, the transfer of the Commitments of such Lender and the rights to the principal of, and interest on, any Loan made pursuant to such Commitments shall not be effective until such transfer is recorded on the Register maintained by the Administrative Agent with respect to ownership of such Commitments and Loans and prior to such recordation all amounts owing to the transferor with respect to such Commitments and Loans shall remain owing to the transferor. The registration of assignment or transfer of all or part of any Commitments and Loans shall be recorded by the Administrative Agent on the Register only upon the acceptance by the Administrative Agent of a properly executed and delivered Assignment and Assumption Agreement pursuant to Section 12.04(b). Coincident with the delivery of such an Assignment and Assumption Agreement to the Administrative Agent for acceptance and registration of assignment or transfer of all or part of a Loan, or as soon thereafter as practicable, the assigning or transferor Lender shall surrender the Note (if any) evidencing such Loan, and thereupon one or more new Notes in the same aggregate principal amount shall be issued to the assigning or transferor Lender and/or the new Lender at the request of any such Lender.

12.16 Confidentiality. Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its and its Affiliates’ respective managers, administrators, trustees, partners, directors, officers, employees, agents, advisors and other representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or participant in, or any prospective assignee of or participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective party (or its managers, administrators, trustees, partners, directors, officers, employees, agents, advisors and other representatives) to any swap, derivative or other transaction under which payments are to be made by reference to the Borrower and its obligations, this Agreement or payments hereunder, (iii) any rating agency, or (iv) the CUSIP Service Bureau or any similar organization, (g) with the consent of the Borrower or (h) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section or (ii) becomes available to the Administrative Agent, any Lender or any of their respective Affiliates on a nonconfidential basis from a source other than the Borrower.

For purposes of this Section, “Information” means all information received from the Borrower or any of its Subsidiaries relating to the Borrower or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by the

Borrower or any of its Subsidiaries, provided that, in the case of information received from the Borrower or any of its Subsidiaries after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

12.17 Acknowledgement and Consent to Bail-In of EEA Financial Institution. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder that may be payable to it by any party hereto that is an EEA Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority

12.18 Currency Conversion Shortfall.

(a) If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or under any other Loan Document in Dollars into another currency, the rate of exchange used shall be that at which, in accordance with normal, reasonable banking procedures, the Administrative Agent could purchase Dollars with such other currency in New York City on the Business Day preceding that on which final judgment is given.

(b) The Obligations of the Loan Parties in respect of any sum due to the Administrative Agent or any Lender hereunder or under any other Loan Document shall, notwithstanding any judgment in a currency other than Dollars, be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in such currency, the Administrative Agent may, in accordance with normal, reasonable banking procedures, purchase Dollars with such other currency. If the amount of Dollars so purchased is less than the sum originally due, in Dollars, the Borrower agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the Person to whom such Obligation was owing against such loss. If the amount of Dollars so purchased is greater than the sum originally due, the Administrative Agent agrees to return the amount of any excess to the Borrower (or to any other Person who may be entitled thereto under applicable law).

12.19 Releases. Without further written consent or authorization from any Lender Creditor, the Administrative Agent or Collateral Agent, as applicable, may (a) execute any documents or instruments necessary in connection with an Asset Sale permitted by this Agreement, (b) release any Lien encumbering any item of Collateral that is the subject of such Asset Sale permitted by this Agreement or with respect to which Required Lenders (or such other Lenders as may be required to give such consent under Section 12.12) have otherwise consented or (c) release any Subsidiary Guarantor that is the subject of such Asset Sale permitted by this Agreement from its obligations under the Loan Documents or with respect to which Required Lenders (or such other Lenders as may be required to give such consent under Section 12.12) have otherwise consented.

12.20 Conflicts. (i) This Agreement is subject to the DIP Order (including the Priority Waterfall) in all respects and (ii) in the event of a conflict between the terms and provisions of this Agreement and the other Loan Documents on the one hand, and the terms and provisions of the DIP Order on the other hand, the DIP Order shall govern.

*         *         *

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Agreement as of the date first above written.

PACIFIC DRILLING S.A.

By:	/s/ Paul Reese
Name: Paul Reese
Title: Chief Executive Officer

Address:

Pacific Drilling S.A. 8-10 Avenue de la Gare,
L-1610 Luxembourg
R.C.S. Luxembourg: B159658
Attention: John Boots
Email: j.boots@pacificdrilling.com
Facsimile: 352 278 58 140
Telephone: 352 278 58 139 with a copy to:

Pacific Drilling Services, Inc. 11700 Katy Freeway, Suite 175
Houston, Texas 77079
Attention: Treasurer
Email: j.boots@pacificdrilling.com
Facsimile: (713) 583-5777
Telephone: (713) 334-6662

PACIFIC DRILLING (GIBRALTAR) LIMITED

By:	/s/ Paul Reese
Name: Paul Reese
Title: Director

WITNESS:

By:	/s/ Kathleen Gehlhausen
Name:	Kathleen Gehlhausen
Address:	11700 Katy Fwy, Suite 175
Houston, Texas 77079

[Signature Page to DIP Term Loan Agreement]

PACIFIC DRILLSHIP (GIBRALTAR) LIMITED

By:	/s/ Paul Reese
Name: Paul Reese
Title: Director

WITNESS:

By:	/s/ Kathleen Gehlhausen
Name:	Kathleen Gehlhausen
Address:	11700 Katy Fwy, Suite 175
Houston, Texas 77079

PACIFIC DRILLING, INC.

By:	/s/ Paul Reese
Name: Paul Reese
Title: Chief Executive Officer

PACIFIC DRILLING FINANCE S.À.R.L.

By:	/s/ Johannes Boots
Name: Johannes Boots
Title: Manager

PACIFIC DRILLSHIP S.À.R.L.

By:	/s/ Johannes Boots
Name: Johannes Boots
Title: Manager

PACIFIC DRILLING LIMITED

By:	/s/ Paul Reese
Name: Paul Reese
Title: President

[Signature Page to DIP Term Loan Agreement]

PACIFIC SHARAV S.À.R.L.

By:	/s/ Dick Verhaagen
Name: Dick Verhaagen
Title: Manager

PACIFIC DRILLING VII LIMITED

By:	/s/ Paul Reese
Name: Paul Reese
Title: President

PACIFIC DRILLING V LIMITED

By:	/s/ Paul Reese
Name: Paul Reese
Title: President

PACIFIC DRILLING VIII LIMITED

By:	/s/ Paul Reese
Name: Paul Reese
Title: President

PACIFIC SCIROCCO LTD.

By:	/s/ Paul Reese
Name: Paul Reese
Title: President

[Signature Page to DIP Term Loan Agreement]

PACIFIC BORA LTD.

By:	/s/ Paul Reese
Name: Paul Reese
Title: President

PACIFIC MISTRAL LTD.

By:	/s/ Paul Reese
Name: Paul Reese
Title: President

PACIFIC SANTA ANA (GIBRALTAR) LIMITED

By:	/s/ Paul Reese
Name: Paul Reese
Title: Director

WITNESS:

By:	/s/ Kathleen Gehlhausen
Name:	Kathleen Gehlhausen
Address:	11700 Katy Fwy, Suite 175
Houston, Texas 77079

PACIFIC DRILLING OPERATIONS LIMITED

By:	/s/ Paul Reese
Name: Paul Reese
Title: President

[Signature Page to DIP Term Loan Agreement]

PACIFIC DRILLING OPERATIONS, INC.

By:	/s/ Paul Reese
Name: Paul Reese
Title: Chief Executive Officer

PACIFIC SANTA ANA S.À.R.L.

By:	/s/ Johannes Boots
Name: Johannes Boots
Title: Manager

PACIFIC DRILLING, LLC

By:	/s/ Paul Reese
Name: Paul Reese
Title: Manager

PACIFIC DRILLING SERVICES, INC.

By:	/s/ Paul Reese
Name: Paul Reese
Title: Chief Executive Officer

PACIFIC DRILLSHIP NIGERIA LIMITED

By:	/s/ Paul Reese
Name: Paul Reese
Title: President

[Signature Page to DIP Term Loan Agreement]

PACIFIC SHARAV KORLÁTOLT
FELELőSSÉGű TÁRSASÁG

By:	/s/ Dick Verhaagen
Name: Dick Verhaagen
Title: Managing Director

[Signature Page to DIP Term Loan Agreement]

WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Administrative Agent and Collateral Agent

By:	/s/ Meghan H. McCauley
Name: Meghan H. McCauley
Title: Vice President

[Signature Page to DIP Term Loan Agreement]

Kings Forest S.à r.l., as Lender

By:	/s/ James Dougherty
Name: James Dougherty
Title: Authorized Signatory

By:	/s/ Jullen Goffin
Name: Jullen Goffin
Title: Authorized Signatory

[Signature Page to DIP Term Loan Agreement]

Queens Gate S.à r.l., as Lender

By:	/s/ James Dougherty
Name: James Dougherty
Title: Authorized Signatory

By:	/s/ Jullen Goffin
Name: Jullen Goffin
Title: Authorized Signatory

[Signature Page to DIP Term Loan Agreement]

AVENUE ENERGY OPPORTUNITIES FUND II, L.P., as Lender

By: Avenue Energy Opportunities Partners II, LLC, its General Partner

By: GL Energy Opportunities Partners II, LLC, its Managing Member

By:	/s/ Sonia Gardner
Name: Sonia Gardner
Title: Member

AVENUE ENERGY OPPORTUNITIES FUND, L.P., as Lender

By: Avenue Energy Opportunities Partners, LLC, its General Partner

By: GL Energy Opportunities Partners, LLC, its Managing Member

By:	/s/ Sonia Gardner
Name: Sonia Gardner
Title: Member

AVENUE PPF OPPORTUNITIES FUND, L.P., as Lender

By: Avenue PPF Opportunities Fund GenPar, LLC, its General Partner

By:	/s/ Sonia Gardner
Name: Sonia Gardner
Title: Member

[Signature Page to DIP Term Loan Agreement]

AVENUE SPECIAL OPPORTUNITIES FUND II, L.P., as Lender

By: Avenue SO Capital Partners, LLC, its General Partner

By: GL SO Partners II, LLC, its Managing Member

By:	/s/ Sonia Gardner
Name: Sonia Gardner
Title: Member

AVENUE STRATEGIC OPPORTUNITIES FUND, L.P., as Lender

By: Avenue Strategic Opportunities Fund GenPar, LLC, its General Partner

By: GL Strategic Opportunities Partners, LLC, its Sole Member

By:	/s/ Sonia Gardner
Name: Sonia Gardner
Title: Managing Member

AVENUE-ASRS EUROPE OPPORTUNITIES FUND, L.P., as Lender

By: Avenue-ASRS Europe Opportunities Fund GenPar, LLC, its General Partner

By: GL ASRS Europe Partners, LLC, its Managing Member

By:	/s/ Sonia Gardner
Name: Sonia Gardner
Title: Member

[Signature Page to DIP Term Loan Agreement]

AVENUE EUROPE OPPORTUNITIES MASTER FUND, L.P., as Lender

By: Avenue Europe Opportunities Fund GenPar, LLC, its General Partner

By:	/s/ Sonia Gardner
Name: Sonia Gardner
Title: Member

AVENUE EUROPE SPECIAL SITUATIONS FUND III (EURO), L.P., as Lender

By: Avenue Europe Capital Partners III, LLC, its General Partner

By: GL Europe Partners III, LLC, its Managing Member

By:	/s/ Sonia Gardner
Name: Sonia Gardner
Title: Member

AVENUE EUROPE SPECIAL SITUATIONS FUND III (U.S.), L.P., as Lender

By: Avenue Europe Capital Partners III, LLC, its General Partner

By: GL Europe Partners III, LLC, its Managing Member

By:	/s/ Sonia Gardner
Name: Sonia Gardner
Title: Member

[Signature Page to DIP Term Loan Agreement]

1992 MSF INTERNATIONAL LTD., as Lender
By: Highbridge Capital Management, LLC, as Trading Manager

By:	/s/ Jonathan Segal
Name: Jonathan Segal
Title: Managing Director

[Signature Page to DIP Term Loan Agreement]

1992 TACTICAL CREDIT MASTER FUND, L.P., as Lender
By: Highbridge Capital Management, LLC, as Trading Manager

By:	/s/ Jonathan Segal
Name: Jonathan Segal
Title: Managing Director

[Signature Page to DIP Term Loan Agreement]

ABRAMS CAPITAL PARTNERS I, L.P. as Lender

By:	Abrams Capital Management, L.P.,
its investment manager

By:	Abrams Capital Management, LLC,
its general partner

By:	/s/ David Abrams
Name: David Abrams
Title: Managing Member

[Signature Page to DIP Term Loan Agreement]

ABRAMS CAPITAL PARTNERS II, L.P. as Lender

By:	Abrams Capital Management, L.P.,
its investment manager

By:	Abrams Capital Management, LLC,
its general partner

By:	/s/ David Abrams
Name: David Abrams
Title: Managing Member

[Signature Page to DIP Term Loan Agreement]

GREAT HOLLOW INTERNATIONAL, L.P. as Lender

By:	Abrams Capital Management, L.P.,
its investment manager

By:	Abrams Capital Management, LLC,
its general partner

By:	/s/ David Abrams
Name: David Abrams
Title: Managing Member

[Signature Page to DIP Term Loan Agreement]

WHITECREST PARTNERS, L.P. as Lender

By:	Abrams Capital Management, L.P.,
its investment manager

By:	Abrams Capital Management, LLC,
its general partner

By:	/s/ David Abrams
Name: David Abrams
Title: Managing Member

[Signature Page to DIP Term Loan Agreement]

WHITEBOX ASYMMETRIC PARTNERS, LP, as Lender

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Partner & CEO

[Signature Page to DIP Term Loan Agreement]

WHITEBOX CAJA BLANCA FUND, LP, as Lender

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Partner & CEO

[Signature Page to DIP Term Loan Agreement]

WHITEBOX CREDIT PARTNERS, LP, as Lender

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Partner & CEO

[Signature Page to DIP Term Loan Agreement]

WHITEBOX GT FUND, LP, as Lender

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Partner & CEO

[Signature Page to DIP Term Loan Agreement]

WHITEBOX MULTI-STRATEGY PARTNERS, LP, as Lender

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Partner & CEO

[Signature Page to DIP Term Loan Agreement]

PANDORA SELECT PARTNERS, LP, as Lender

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Partner & CEO

[Signature Page to DIP Term Loan Agreement]

WHITEBOX RELATIVE VALUE PARTNERS, LP, as Lender

By:	/s/ Mark Strefling
Name: Mark Strefling
Title: Partner & CEO

[Signature Page to DIP Term Loan Agreement]

Fidelity Summer Street Trust: Fidelity Global High Income Fund

By:	/s/ Colm Hogan
Name: Colm Hogan
Title: Authorized Signatory

[Signature Page to DIP Term Loan Agreement]

Fidelity Puritan Trust: Fidelity Puritan Fund

By:	/s/ Colm Hogan
Name: Colm Hogan
Title: Authorized Signatory

[Signature Page to DIP Term Loan Agreement]

Fidelity Advisor Series I: Fidelity Advisor High Income Advantage Fund

By:	/s/ Colm Hogan
Name: Colm Hogan
Title: Authorized Signatory

[Signature Page to DIP Term Loan Agreement]

CREDIT SUISSE LOAN FUNDING LLC, as Lender

By:	/s/ Robert Healey
Name: Robert Healey
Title: Authorized Signatory

[Signature Page to DIP Term Loan Agreement]